UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022**

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number: 001-40644

Kaltura, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**20-8128326**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
860 Broadway 3rd Floor New York, New York	**10003**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (646) 290-5445

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	KLTR	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights	N/A	(1)

(1) Attached to the Common Stock

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

At June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $218.8 million. Solely for purposes of this disclosure, shares of common stock held by executive officers, directors and certain stockholders of the registrant as of such date have been excluded because such holders may be deemed to be affiliates.

The number of shares of the registrant's common stock, par value $0.0001, outstanding as of February 18, 2023 was 134,826,086.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders, to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022, are incorporated herein by reference in Part III.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions or terminology. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements regarding our future results of operations and financial position, industry and business trends, projections of demand, growth prospects, product development, competitive pressure, cost savings, stock-based compensation, revenue recognition, business strategy, plans and market growth, the economic climate and its impact on us, and other financial and market matters.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current assumptions, expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

As used in this Annual Report on Form 10-K, unless otherwise stated or the context requires otherwise, references to "Kaltura," the "Company," "we," "us," and "our," refer to Kaltura, Inc. and its subsidiaries on a consolidated basis.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report on Form 10-K concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Certain of these publications, studies and reports were published before the COVID-19 pandemic and before the resulting effects on the global economy in general and video solutions market in particular, and the current worsening economic climate, and therefore do not reflect any impact of the COVID-19 pandemic or the effects of the worsening economic climate on any specific market or globally. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our familiarity or knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information and such data may include forward looking statements, projections, predictions, estimations and assessments within the meaning referenced above by these third-party sources. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in Part I, Item 1A. "Risk Factors" and the section titled "Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In particular, certain information identified in this Annual Report on Form 10-K is contained in the following independent industry publications or reports by Forrester Research, Inc. ("Forrester") and Gartner, Inc. ("Gartner")[1]:

- Gartner, Market Guide for Enterprise Video Content Management, September 2020.

- Gartner, Magic Quadrant™ for Enterprise Video Content Management, September 2013, October 2014, November 2015, November 2016 and November 2018.

- Gartner, Critical Capabilities for Enterprise Video Content Management, March 2019.

- Gartner, Magic Quadrant for Meeting Solutions, October 2020.

- Gartner, Magic Quadrant for Meeting Solutions, October 2021.

- Gartner, Critical Capabilities for Meeting Solutions, October 2021.

- Gartner, Market Guide for Event Technology Platforms, May 2022.

- Gartner, Market Guide for Meeting Solutions, October 2022.

- Gartner Peer Insights: Enterprise Video Content Management, Enterprise Video Content Management, https://www.gartner.com/reviews/market/enterprise-video-content-management/vendor/kaltura/product/kaltura-video-platform; Meeting Solutions, https://www.gartner.com/reviews/market/meeting-solutions/vendor/kaltura/product/kaltura-video-communications-and-collaboration-suite.

- Forrester, The Forrester Wave™: B2B Marketing Events Management Solutions, Q1 2021.

- Forrester, The B2B Event Management Technology Landscape, Q4 2022.

(1) *Gartner's Magic Quadrant and Critical Capabilities references are provided for historical purposes only and do not reflect current market recognition.*

GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein, (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Form 10-K) and the opinions expressed in the Gartner Content are subject to change without notice.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in, or taking other decisions with respect to, our common stock. The principal risks and uncertainties affecting our business include the following:

- The worsening economic climate has resulted in, among other things, slowdown of business activities and decline in spending and procurement by customers, increased price-driven competition, including through initiation of bid processes and longer sale cycles, and other adverse effects. If we are unable to successfully assess or mitigate the direct and indirect impact of the worsening economic climate on our business and operations, or the duration and depth of the current instability of the global economy, or if we are unable to retain our existing customer base or to obtain new customers at reasonable prices, our business, financial condition, results of operations and prospects would be adversely affected;

- Our business and operations have experienced high volatility, including rapid growth partially attributed to the effects of the COVID-19 pandemic and thereafter a decline as such effects have subsided and the global economic climate has worsened. If we do not appropriately adapt to these or any future changes, including through improvement of our systems, processes, controls and efficiency, or if we are unable to successfully implement our Reorganization Plans (as defined below), our business, financial condition, results of operations and prospects would be adversely affected;

- Our dependency on existing customer demand and exposure to changes in demand by our customers, loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, including as a result from reasons not under our control, makes it difficult to evaluate our current business and future prospects and may increase the risk that our business, financial condition, results of operations and growth prospects would be adversely affected;

- We have a history of losses and may not be able to achieve or maintain profitability;

- Our future success depends on the growth and expansion of the markets for our offerings, which are new and evolving and may develop more slowly or differently than we expect, and on our ability to adapt and respond effectively to evolving market conditions;

- If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected;

- If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected;

- Part of our Application Programming Interfaces (APIs) and other components in our offerings are licensed to the public under an open-source license, which could negatively affect our ability to monetize our offerings and protect our intellectual property rights;

- The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do or can provide a bundled offering and solutions that might be more attractive to our customers enabling them to better compete with us. If we do not compete successfully, our business, financial condition and results of operations could be harmed;

- If we are unable to increase sales of our subscriptions to new customers, expand the offerings to which our existing customers subscribe or the value of their subscriptions, or have them renew their subscriptions in terms that are economically beneficial to us, our future revenue and results of operations would be adversely affected;

- Political, economic, and military conditions in Israel, Ukraine, Russia and other countries following the Russian invasion to Ukraine, or conditions in other regions at which we operate, could materially and adversely affect our business;

- Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements;

ognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations;

- Increased breaches of network or information technology security along with an increase in cyber-attack activities, increases the risk that we shall be subject to cybersecurity threats that could have an adverse effect on our business;

- Data privacy and data protection laws are rapidly evolving and present increasing compliance challenges. Additionally, if we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers' data, our reputation may be harmed, demand for our platform, products and solutions may be reduced, and we may incur significant liabilities;

- We typically provide service-level commitments and offer customer support under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, face contract termination with refunds of prepaid amounts, be charged penalties, or could experience a decrease in customer renewals in future periods, any of which would lower our revenue and adversely affect our business, financial condition and results of operations;

- We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support;

- We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business;

- Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business;

- The failure to effectively develop and expand our marketing and sales capabilities or to maintain or expand our international business, could harm our ability to increase our customer base and achieve broader market acceptance of our offerings;

- The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results;

- We expect our revenue mix to vary over time, which could negatively impact our gross margin and results of operations;

- Our international operations and expansion expose us to risk;

- A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks;

- If we are unable to consummate acquisitions at acceptable rate or prices, and to enter into other strategic transactions and relationships that support our long-term strategy, our growth rate and the trading price of our common stock could be negatively affected. These transactions and relationships also subject us to certain risks;

- A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our platform, products or solutions could cause us to lose revenue, damage our reputation, and expose us to liability;

- Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition and results of operations;

- Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business; and

- Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and access may diminish the demand for our offerings and could harm our business.

PART I

Item 1. Business.

Overview

Our mission is to power any video experience, for any organization.

Video is everywhere. It has become a driving force for online interactions and engagement, and has revolutionized how we communicate, work, learn, and entertain. For businesses, video sits at the heart of digital transformation, with organizations increasingly embracing video solutions to better engage with customers and employees. The COVID-19 pandemic accelerated the use and adoption of video, while creating a long-lasting remote operation culture across all sectors.

Kaltura's Video Experience Cloud includes products that power virtual and hybrid events, webinars, online learning, and video portals for companies across all industries. Our platform also includes industry-specific video solutions, currently for the Education and Media and Telecom industries. For developers, it includes an extensive array of Application Programming Interfaces (APIs) and developer tools that enable them to build other video workflows, products, and industry solutions.

Kaltura has long been recognized by top industry analysts as a leader in the Enterprise Video Content Management market, which includes experiences that are based on video-on-demand and live broadcast/streaming. In 2020 we expanded our offerings to power experiences that harness two-way real-time-communication (RTC) with the launch of our new products for virtual and hybrid events, webinars and online learning.

Our Video Experience Cloud is used by leading brands, reaching millions of users, at home, at school and at work. Organizations from a wide range of industries, including financial services, technology, professional services, healthcare, pharma, education, public sector and media and telecommunications, trust Kaltura to power their video experiences for marketing, events, communication, collaboration, sales, customer care, training and learning, and entertainment experiences.

Before the COVID-19 pandemic, Kaltura demonstrated a track record of double digit revenue growth while having positive adjusted EBITDA. In the last three years, we experienced COVID-19 driven tailwinds followed by a correction after the effects of the COVID-19 pandemic subsided and recession headwinds, that led to an increase and then a decrease in year-on-year revenue growth.

In August 2022, our Board of Directors approved a strategic restructuring program (the "2022 Restructuring Plan") to streamline our operations in order to support our investment in critical growth areas. The 2022 Restructuring Plan included, among other things, a workforce reduction of approximately 10% of our employees. The 2022 Restructuring Plan was substantially completed in 2022. On January 3, 2023, our Board of Directors approved a re-organization plan (the "2023 Reorganization Plan" and together with the 2022 Restructuring Plan, the "Reorganization Plans") that included, among other things, downsizing an additional 11% of our workforce and adapting our organizational structure, roles, and responsibilities accordingly. The total cost reduction from the downsizing in connection with the 2023 Reorganization Plan on an annualized basis is expected to be approximately $16 million. The 2023 Reorganization Plan is focused on realigning our operations to further increase efficiency and productivity, in reaction to the current macro-economic climate. The 2023 Reorganization Plan's main objectives are to position the Company for lower demand, spend, and available budgets across our market segments, align our business strategy in light of these market conditions and support our growth initiatives and return path to profitability. The 2023 Reorganization Plan is expected to be substantially completed in the first half of 2023. See Note 18, Restructuring Activities, for further information.

We foresee great potential and growth opportunities for video experiences, and we believe Kaltura is well positioned with our robust offering and strong customer base in this growing market. We intend to continue to innovate and invest in our products to maintain and improve our market position.

Key Trends In Our Favor

The nature of video consumption has transformed in recent years. Several major trends have played a role in this evolution:

- **Shift to Remote Work and Education:** The world is settling into a "new normal" that includes remote and hybrid work and learning practices that rely heavily on video, and that require complex, integrated video workflows and analytics, to create comprehensive digital experiences at scale.

- **Events are No Longer just In-Person**: Marketers and event organizers embrace virtual experiences as part of their engagement strategy. The core of these experiences is video.

- **Consumerization of Enterprise Technology**: Employees and other audiences and users in today's businesses expect consumer-like experiences. This has accelerated the use of video for both internal and external use cases.

- **Rise of Over-The-Top (OTT) Video**: Television is increasingly delivered as an internet-based service. OTT video technology has enabled content providers to bypass the traditional distribution value chain and reach consumers directly. It also enables any organization, and even person, to easily produce and distribute video content.

- **Universal Access to Broadband and Smartphones**: With the widespread availability of affordable high speed internet, and with billions of people around the world using smartphones, it has never been easier to access video content.

Challenges That Organizations Who Want to Use Video Currently Face

Video has become a primary means for organizations of all industries to enrich sales and marketing activities, host events, communicate and collaborate, support customers and offer learning and training. However, taking full advantage of the transformational potential of video in an organization is not a trivial endeavor, and end users, content managers and business leaders must overcome significant pitfalls and challenges:

- **Not integrating video into existing processes, tools and systems.** Video is a data type, just like text, not a stand-alone application. It should therefore be tightly integrated and utilized within existing workflows and applications, rather than just be used separately as complementary standalone experiences. Most video solutions are, however, stand-alone experiences that are not tightly integrated into existing workflows, and we believe most organizations are still far from exploring the full transformational potential of video as an in integral part of their business activities.

- **Dealing with a large number of single purpose and often redundant video applications.** Many organizations are working with multiple video vendors who offer point solutions for seemingly separable use cases. This also often includes utilizing different providers for on-demand, live, and real-time video, instead of meshing these experiences together. These organizations may suffer from limited functionality, a lack of cohesiveness and inconsistent user experience, disjointed workflows, content silos, and fragmented analytics that lack a holistic view of user behavior. All of this reduces usability and user engagement, adds unnecessary complexities and costs, and lowers return-on-investment.

- **Still offering mostly non-personalized lean-back viewing experiences.** Currently, most common systems still offer unified passive viewing experiences that are not personalized for individual users' needs and do not encourage them to interact with the content or contribute their own. This greatly limits engagement and reduces return-on-investment.

- **Being vulnerable to mission-critical risks and liabilities**. Video is a demanding data type and solutions that were not designed from the ground up to support the specific needs of video capture, preparation and distribution nor to run in scalable public clouds have difficulties offering the availability and service level that many companies require. Security and data protections are also lacking in many video applications, as providers have not invested in the technical implementations and compliance mechanisms needed by enterprises that use video at scale for mission-critical use cases.

How Kaltura Addresses Organizations' Video Challenges

Customers trust Kaltura to power their video experiences for the following main reasons:

- **Advanced Video Content Management:** We offer a powerful and feature rich content processing, management and distribution system. Hundreds of open APIs allow developers unparalleled flexibility to build fully custom use cases and deeply, yet easily, integrate video functionality into their existing workflows and applications. Over one hundred ecosystem partners are already pre-integrated to Kaltura.

- **A Single Platform for All Video Experiences:** Our Platform seamlessly combines real-time, live and on-demand video and manages all content from one place, across experiences and platforms. This avoids content silos and unnecessary complexities and costs, and enables vendor-consolidation, economies-of-scale, and an increased return-on-investment. Unified in-depth analytics across products and use-cases provides a holistic view of video usage and user journeys and helps boost engagement.

- **Heightened Engagement, Interactivity, and Personalization:** We offer applications, sites and management consoles that are fully branded, engaging, interactive, personalized, and easy to use, and that include powerful features for both end-user and service managers.

- **Built for Enterprise:** Our platform is built from the ground-up as a mission-critical platform for large enterprises, offering high availability, scalability, accessibility, security and data protection.

Market Recognition of Kaltura

In 2022, we were recognized as a Representative Vendor in the 2022 Gartner Market Guide for Event Technology Platforms, and the 2022 Gartner Market Guide for Meeting Solutions. In 2021, we were recognized as a Visionary in the 2021 Gartner® Magic Quadrant™ for Meeting Solutions, and we ranked 4th in the 'External Presentation' (4.44/5) Use Case, and 5th in the 'Learning and Training' (4.32/5), and 'Webinar' (4.16/5) Use Cases in the Gartner 2021 Critical Capabilities for Meeting Solutions Report.[1] We were also recognized as a Representative Vendor in the 2020 Gartner Market Guide for Enterprise Video Content Management.[1] We have been included in Gartner research reports on this since 2013, where we were listed as a Leader for 5 consecutive times in the Magic Quadrant for Enterprise Video Content Management report and ranked highest in all Use Cases in the last-published Critical Capabilities for Enterprise Video Content Management report.[1] Gartner discontinued publication of this Magic Quadrant for Enterprise Video Content Management report in 2018 and of the correlating Critical Capabilities report in 2019.

We have also received customer recognition. As of January 30, 2023, we ranked 4.5/5 out of 61 reviews for Meeting Solutions and 4.6/5 out of 27 reviews for Enterprise Video Content Management by customers on Gartner® Peer Insights™.

In November 2022, we were recognized as a Notable Vendor in The Forrester B2B Event Management Technology Landscape, Q4 2022. In March 2021, we were also cited as a Strong Performer in The Forrester Wave™: B2B Marketing Events Management Solutions, Q1 2021.

The Gartner content described herein, (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this Form 10-K) and the opinions expressed in the Gartner Content are subject to change without notice.

(1) *Gartner's Magic Quadrant and Critical Capabilities references are provided for historical purposes only and do not reflect current market recognition.*

Customers

As of December 31, 2022, we served over 1,000 customers, including several of the world's leading brands across multiple industries, including financial services, high technology, healthcare, education, public sector, media and telecommunications. We serve 30 of the U.S. Fortune 100, and more than 50% of the top U.S. research universities (R1 Research Institutions). Additionally, our solutions power 27 major global TV initiatives. Most of our top customers leverage several Kaltura products for a range of use cases across their organization.

Our customers are global, spanning 51 countries, and during the year ended December 31, 2022, our technology reached end users in over 200 countries. For the year ended December 31, 2022, approximately 38% of our revenue was generated from customers in the Americas, 34% from customers in EMEA and 7% from customers in APAC. We have sold our products to customers of all sizes, selling to large global enterprises as well as more recently to small and medium enterprises ("SMEs").

As of December 31, 2022, our customer base included 303 customers with annualized recurring revenue ("ARR") greater than $100,000 and 21 customers with ARR greater than $1.0 million, compared to December 31, 2019, when we had 209 customers with over $100,000 ARR and 6 customers with over $1.0 million ARR.

Growth Strategies

We intend to drive growth by executing on the following key strategies:

- **Grow Our Existing Customers***:* Most of our customers use multiple Kaltura products, and many do so across multiple use-cases. We plan to sell more to our existing customers by providing them more products (existing and new) and addressing additional use cases. We also expect to see an increase in their usage of our products, by way of more video creation and consumption and more end-users. For the years ended December 31, 2022 and 2021, our Net Dollar Retention Rate (as defined below in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations") was 100% and 118%, respectively.

- **Secure New Customers Within our Current Markets:** Kaltura is already trusted by top large enterprises, leading education institutions, and prominent Media & Telecom companies*.* We have a significant opportunity to expand our presence in these markets, especially with Global 2000 companies. We have a well-tuned sales and marketing operation, which we expect will drive both geographic and vertical expansion.

- **Expand our Product Offering for our Existing Markets***:* Our flexible and extendable platform facilitates a continuous expansion of our product portfolio to include more enterprise video products, and additional industry-solutions for the Education and Media & Telecom markets. For example, since 2020, we have introduced Webinars, Online Learning, and Hybrid and Virtual Events products, and a set of new Cloud TV applications for viewers using TVs, PCs, tablets, and mobile devices.

- **Expand into New Markets:** We are expanding down market from large enterprises to also power SMEs through making our products more self-operated, and advancing our inside-sales and self-serve marketing, sales, and operations practices. We also plan to expand in the future into new markets by introducing new industry solutions, for example for the financial services and healthcare markets.

- **Accelerate through Partnerships and M&A***:* We plan to increase the breadth of partnerships with our technology partners, further allowing us to provide the most comprehensive video solutions to our customers. Additionally, we intend to continue to explore potential M&A transactions that could enhance our capabilities, increase our market share in markets we already operate in, or open up new markets.

Products



The Kaltura Video Experience Cloud

Products | **Industry Solutions** | **APIs & Dev Tools**

Video Portal | Virtual & Hybrid Events | Webinars | Online Learning | Education Media & Telecom | Media Services & Experience Components

Kaltura's Video Experience Cloud includes products that power virtual and hybrid events, webinars, online learning, and video portals for companies across all industries. It also includes industry-specific video solutions, currently for the Education and Media and Telecom industries. For developers, it includes an extensive array of APIs and developer tools that enable them to build other video workflows, products, and industry solutions.

Products for Any Enterprise

Advanced video products that utilize on-demand, live, and real-time video to boost training, marketing, virtual and hybrid events, communication, collaboration, sales, and customer care.

- **Video Portal:** Enterprise video portal that enables the creation and management of content across the organization, its partners and customers. Video Portals provide a rich media experience that drives engagement and interaction.

- **Virtual and Hybrid Events:** Comprehensive event platform to create, manage and track every event of any size, internal or external, from smaller group gatherings, through larger town halls, to very large flagship conferences.

- **Webinars:** Creation, management, and analytics for webinars, with automatically created branded mini-sites, driving interaction and engagement from registration to video-on-demand (VOD).

- **Online Learning:** Self-paced on-demand learning with playlists, quizzes, and video paths and real-time group online learning with virtual classrooms that leverage analytics and interactive tools built for learning.

Education Solutions

Advanced video solutions that boost in-class and remote teaching and learning, and boost student engagement, interactivity, and performance.

- **Learning-Management-System (LMS) Video:** Video galleries, video creation and virtual classrooms, seamlessly integrated into the LMS

- **Lecture Capture:** Scheduling, recording, and monitoring of any size lecture hall including live broadcast

Media & Telecom Solutions

Platforms for TV service providers and media companies to manage and distribute premium television content across devices, and boost reach, engagement, and monetization.

- ▪ **Cloud TV:** Modular and scalable solution for building multinational streaming services that aggregate VOD, live, and linear content on any device

- ▪ **Streaming Platform:** Turn-key solution enabling launching, operating, and managing direct-to-consumer streaming service with low entry and operational costs

API & Developer Tools:

Tools for developers to create their own video workflows, products, and industry solutions. These tools also power Kaltura's products and industry solutions.

- • **Media Services**: Hundreds of media services APIs for live, on-demand and real time video, offering ingestion, transcoding, enrichment, management, distribution, engagement, monetization, and deep view analytics amongst many other capabilities.

- • **Experience Components:** Complete experiences ready to be embedded in any application. This includes our video player, video editor, video capture tool, chat and networking widgets and our software development kits (SDKs) for mobile applications and smart TVs.

Technology

Our business has been driven by constant innovation, anticipating trends ahead of other participants in the market. We believe we are one of the first organizations to recognize the importance and mission-critical nature of video experiences. Our ability to be a leader in our target markets and rapidly introduce new applications depends on the constant expansion of our APIs, and the development of new products and industry solutions that rely on them.

Our unique technology enables very large scale interactive video applications at a high level of reliability, performance, scale and security. Our cloud platform was specifically designed to address the entire lifecycle of media (including video on demand, live video and real-time video, as well as images and audio files), how users interact with media online and the business models that support content monetization.

Our technology and platform are infrastructure agnostic, allowing us to also offer managed, hybrid, private and air-gapped deployment options. While the great majority of our customers are hosted on our public Software-as-a-Service ("SaaS") offering, some customers are hosted on separate and dedicated private cloud environments that are also managed by us.

Partner Ecosystem

We have built an ecosystem consisting of over 120 partners that have integrated with our solutions, and extend our products and platform capabilities with creation, AI, transcripts, and delivery capabilities. We make our partners' solutions available to our customers through our marketplace, complete with a variety of plugins and out-of-the-box integrations with our platform. This ecosystem further simplifies our customers' workflows, enabling them to weave video capabilities into non-video workflows and discover new technologies to further enhance their own offerings, ultimately increasing their satisfaction and stickiness with our platform. We also maintain relationships with cloud partners, most notably Amazon Web Services ("AWS") and Oracle.

Competition

We believe our Products, Industry Solutions and API & Developer Tools position us well to compete with other video solution providers. Our key competitors vary based on market and industry.

- • Our main competitors for **Video Portals** are Microsoft and Vimeo

- • Our main competitors for **Virtual & Hybrid Events and Webinars** are Zoom, On24, Cvent and Notified

- • Our main competitors for **Online Learning and Education** are Zoom and Microsoft

- • Our main competitors for **Media and Telecom Solutions** are Mediakind and Synamedia

- Our main competitors for **API & Developer Tools** are the media services offered by AWS and Microsoft

We believe the principal competitive factors in our markets include, but are not limited to:

- breadth and scale of products, industry solutions, and APIs and developer tools;

- ability to provide a cross-organization video platform with multiple interoperable video solutions;

- ability to support converging experiences across live, real time, and on-demand video;

- flexibility to build and support custom workflows using video technology;

- ease of customization and integration with other products;

- quality of service and customer satisfaction;

- flexibility of deployment options;

- ability to innovate quickly;

- ability to provide engaging, interactive, and personalized experiences;

- data capabilities, including advanced analytics and AI;

- enterprise-grade reliability, security, and scalability;

- cost of implementation and ongoing use;

- brand recognition; and

- corporate culture.

Sales & Marketing

We sell our video portal, virtual and hybrid events, webinars, and online learning products to any organization, including companies in any industry, governments and non-profits. These products are typically bought by CTOs, CIOs, and heads of Learning and Development when used for internal events, communication and collaboration, training and learning. CMOs are typically the buyers for marketing and external events.

We also sell specialized video industry solutions. Currently we have offerings for the Education and Media & Telecom markets. In Media and Telecom the buyers are typically the CTO or CEO. In Education the buyers are typically the CTOs or CIOs of educational institutions or of education-technology companies.

We sell our APIs and Developer Tools to all of these markets, either along with products and industry solutions, or separately from them. Buyers are typically the CTOs.

Our sales organization is primarily comprised of direct sales and account teams that focus mainly on acquisition, retention, and growth of large customers, including Fortune Global 2000 organizations.

 We apply different sales approaches to the different segments we target:

- **Sales & Accounts:** We use high-touch "Outside-Sales" methodologies to target Global 2000 companies with our Enterprise products, TV operators and media companies with our Media and Telecom industry solutions and universities, K-12 institutions and Ed-Tech companies with our Education industry solutions.

- **Commercial Sales**: We use high velocity "Inside-Sales" methodologies to sell our low touch enterprise products to mid-market accounts.

- **Self-Serve / Digital Acquisition**: We use digital acquisition sales methodologies to target small businesses with our no-touch offers.

- **Business Development**: We establish strategic partnerships with the world's top tech firms, integrators and value-add resellers, to cater to their advanced needs and to establish co-sell, re-sell and OEM relationships.

Our marketing efforts are focused on creating preference for our brand, and driving leads to Kaltura through thought leadership, participation in industry events, analyst and press coverage, customer referrals, community work, customer user groups, and Kaltura produced customer and industry events like "Kaltura Connect" and "Kaltura Virtually Live". We also leverage digital campaigns and make free trials available for many of our products to drive engagement and conversion.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.

As of December 31, 2022, we owned nine issued U.S. patents and eleven non-U.S. patents and patent applications. The issued U.S. patents are expected to expire between 2028 and 2035.

We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, we file trademark registrations in the United States and in some other jurisdictions. As of December 31, 2022, we owned five registered trademarks in the United States and three registered trademarks in foreign jurisdictions, including the European Union and Brazil, that we consider material to the marketing of our products, including the "Kaltura" name and logo.

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for such breach.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform and many of our products and services incorporate software components licensed to the general public under open-source software licenses. We obtain some components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute certain components of our platform. As a result, open-source development and licensing practices can limit the value of our proprietary software assets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. Some competitors and other third parties may pursue offensive patent registration and litigation practices to try to block or monetize our and our customers' use of our technologies. For more information regarding the risks relating to intellectual property, see Part I, Item 1A. "Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Privacy and Security."

Human Capital Resources

As of December 31, 2022, we had 681 employees operating across 30 countries and 5 continents.

We aim to provide our employees with a competitive salary and benefits that will enable them to achieve a good quality of life and plan for the future, and keep them inspired and motivated to drive innovation and out-of-the-box thinking. In addition to competitive base salaries and cash compensation, we maintain equity incentive plans to attract, retain and reward personnel through share-based compensation awards.

We are committed to ensuring a culture of diversity and equality. Our culture embraces our employees' differences in age, race, gender and gender identity, sexual orientation and nationality. We are highly committed to our founding values of Openness, Flexibility, and Collaboration.

Except for certain of our employees in Brazil, our employees are not represented by a labor union in respect to their employment or covered by a collective bargaining agreement.

We have not experienced any work stoppages and largely consider our relationship with our employees to be good and mutually beneficial.

Seasonality

Historically, we have experienced seasonality in bookings and collections from customers within the education market, with a pattern of higher sales and new academic customers in the second and third quarters of the year as a result of school procurement periods, resulting in lower sequential sales and customer growth in other quarters of the year. We also experience increased usage by these customers during periods when school is in session, leading to higher cost of revenue during the first and fourth quarters of the year.

Because the agreements for certain of our solutions do not limit usage or increase pricing for usage in excess of a specified amount, these additional costs may not result in a corresponding increase in revenue.

Additional Information

Kaltura, Inc. was incorporated as a Delaware corporation in October 2006. We completed our initial public offering of our common stock in July 2021.

Our website is www.kaltura.com. At our Investor Relations website, investors.kaltura.com, we make available free of charge a variety of information for investors, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors.

Our business involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K. The occurrence of any of the events described below could harm our business, operating results, financial condition, liquidity, or prospects. In any such event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business. See "Forward-Looking Statements."

Risks Related to Our Business and Industry

We may not be able to successfully assess or mitigate the worsening economic climate and its direct and indirect impact on our business and operations, including our customers and vendors, or to correctly predict the duration and depth of the current instability of the global economy and take the right or sufficient measures to address it, and as a result our business, financial condition, results of operations and prospects would be adversely affected.

The nature of our activities and our global presence and operations expose us to global and local macro and micro effects, including the effects of global economic trends such as the worsening economic climate, rising inflation, rising interest rates, price increases, economic slowdown, decrease in our customers' spend or available budget that causes decline in demand, up-sales or subscription renewals, and other adverse effects that might have direct or indirect effects on our business and results of operations that are hard to predict, monitor or assess. Such developments have caused and may continue to cause uncertainties and high volatility with respect to our estimated or expected results of operations, may develop differently from our estimations and expectations, and could have an adverse effect on our business, results of operations and financial condition.

In addition, the worsening economic climate has resulted in, among other things, longer sale cycles and increased price driven competition, including through initiation of bid processes, which adversely affects our ability to retain our existing customers and our ability to generate renewals and up-sales. If we are unable to retain our existing customer base or to obtain new customers at reasonable prices, our revenue could be eroded or might even decline, and as a result our business, financial condition, results of operations and prospects will be adversely affected.

Our business and operations have experienced high volatility, including rapid growth partially attributed to the effects of the COVID-19 pandemic and thereafter a decline as such effects have subsided and the global economic climate has worsened. If we do not appropriately adapt to these or any future changes, or if we are unable to successfully implement our Reorganization Plans or improve our systems, processes and controls, our business, financial condition, results of operations and prospects would be adversely affected.

In previous years we experienced rapid growth and increased demand for our offerings, including in response to the COVID-19 pandemic, and such growth has been negatively impacted as the effects of the COVID-19 pandemic have subsided and the global economic climate has worsened. We have taken measures to adapt to the changing economic climate, including through the implementation of our Reorganization Plans. However, there is no assurance that the Reorganization Plans will sufficiently address the existing or potential future decline in the markets in which we operate or that we will be able to timely identify and respond to such declines. Furthermore, the workforce reduction under the Reorganization Plans places a significant strain on our remaining personnel as we have to execute, operate and further develop our products and business with reduced resources. If the reduction in personnel is not properly managed, we may fail to achieve our goals or our customers' expectations. Additionally, our productivity and the quality of our offerings may be adversely affected if we are unable to retain our key personnel and knowledge centers while implementing our Reorganization Plans.

We may not be able to successfully implement our Reorganization Plans or to adjust our structure and operations successfully, or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to assess, plan, adapt or operate in the intended manner or in a manner that is aligned with the changing economic environment and trends could adversely affect our business, financial condition, results of operations and prospects.

Our dependency on existing customers' demand and exposure to change in demand by our customers, including due to reasons not under our control, makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our total revenue for the years ended December 31, 2022 and 2021 was $168.8 million and $165.0 million, respectively, representing an annual growth rate of 2%. You should not rely on the revenue growth of any prior period as an indication of our future performance. As we operate in new and rapidly changing markets, widespread adoption and use of our platform, products and solutions is critical to our future growth and success. We believe our revenue growth will depend on a number of factors, including, among other things, our ability to:

- attract new customers and maintain our relationships with, and increase revenue from, our existing customers;

- provide excellent customer and end user experiences;

- maintain the security and reliability of our platform, products and solutions;

- introduce and grow adoption of our offerings in new markets outside the United States;

- hire, integrate, train and retain skilled personnel;

- adequately expand our sales force and distribution channels;

- continually enhance and improve our platform, products and solutions, including the features, integrations and capabilities we offer, and develop or otherwise introduce new products and solutions;

- obtain, maintain, protect and enforce intellectual property protection for our platform and technologies;

- expand into new technologies, industries and use cases;

- expand and maintain our partner ecosystem;

- comply with existing and new applicable laws and regulations, including those related to data privacy and security;

- price our offerings effectively and determine appropriate contract terms;

- determine the most appropriate investments for our limited resources;

- successfully compete against established companies and new market entrants;

- increase awareness of our brand on a global basis; and

- timely and efficiently adapt to changes in customer demand, trends, global and local macro and micro economic conditions, new technologies or offerings by our competitors or other market disruptions.

If we are unable to accomplish any of these objectives, our revenue could be impaired or decline in future periods. Many factors may contribute to declines in our growth rate, including greater market penetration, increased competition, slowing demand for our offerings, a failure by us to capitalize on growth opportunities, the maturation of our business, failure to deliver under our commitments or to satisfy customer expectations, global economic downturns and failure to adapt to such downturns or successfully implement our Reorganization Plans, among others. Additionally, it is difficult to estimate the extent to which our recent growth has benefited from the effects of the COVID-19 pandemic, which increased demand from new and existing customers across all of our offerings beginning in the second quarter of 2020 and contributed to an acceleration in our revenue growth during such times when compared to prior periods. While market demand for our offerings was growing at a robust rate prior to the pandemic, we have since experienced a slowdown as the effects of the COVID-19 pandemic have weakened and as a result of the current worsening economic climate. As a result, it is difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful. If our business, operations and financial results decline as a result of any of the factors described above, investors' perceptions of our business and the market price of our common stock could be adversely affected.

In addition, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries that may prevent us from achieving the objectives outlined above. If we fail to achieve the necessary level of efficiency in our organization, or if we are not able to accurately forecast future growth and other changes that might impact our business, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult to achieve and maintain profitability.

The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.

Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of customers. Our top ten customers in the aggregate accounted for approximately 29.2%, 31.0% and 29.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. For the year ended December 31, 2020, Vodafone accounted for approximately 11.6% of our revenue. Although in the years ended December 31, 2022 and 2021, no individual customer accounted for more than 10% out of our total revenue, both Vodafone and Amazon continued to contribute a significant portion of our overall revenue during the period. While the identity of the customers may vary from period to period, it is likely that we will continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition, and results of operations. Customers may choose not to renew their subscriptions or may otherwise reduce the breadth of the offerings to which they subscribe for any number of reasons. See "—If our existing customers do not renew their subscriptions, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations." We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.

We have a history of losses and may not be able to achieve or maintain profitability.

We have incurred losses in each year since our incorporation in 2006, including net losses of $68.5 million, $59.4 million, and $58.8 million in the years ended December 31, 2022, 2021 and 2020, respectively. As a result, we had an accumulated deficit of $391.1 million as of December 31, 2022. We intend to continue to expend substantial financial and other resources on, among other things:

- enhancing inside sales and self-serve offerings and distribution channels, and expanding our customer base;

- extending our product leadership by investing in our API and Developer Tools offerings, in our Products for any Enterprise, and in our specialized solutions for the industry verticals we currently address (Education and Media and Telecom), and continuing to develop new products and expand into additional vertical industries;

- increasing sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions;

- augmenting our current offerings by increasing the breadth of our technology partnerships and exploring potential transactions that may enhance our capabilities or increase the scope of our technology footprint;

- continuing to grow our international operations; and

- general administration, including legal, accounting, and other expenses related to our operation as a public company.

These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, or managing our business and operations more efficiently to offset these higher expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because the costs associated with acquiring customers are generally incurred up front, while the subscription revenue is generally recognized ratably over the subscription term. This will be particularly true as we acquire new customers for our Media and Telecom specialized industry solutions, which entail significant non-recurring up-front costs as compared to our other offerings.

If our revenue does not increase or if the Reorganization Plans do not sufficiently offset the expected increases in our operating expenses and the effects of the worsening economic climate, we will not achieve profitability in future periods and our net losses may increase. Revenue growth may slow or revenue may decline for a number of possible reasons, many of which are beyond our control, including slowing demand for our platform, products or solutions, decline in renewals and higher churn rate, increasing competition, or any of the other factors discussed in this Risk Factors section. Any failure to increase our revenue as we grow our business or to manage our expenditures more effectively could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer and the market price of our common stock to decline.

The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

The markets in which we operate are relatively new and rapidly evolving. Accordingly, it is difficult to predict customer adoption, renewals and demand, the entry of new competitive products, the success of existing competitive products, and the future growth rate, expansion, longevity, and size of the markets for our platform, products, and solutions. The expansion of these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with the technologies that we and others in our industry develop. If we or other companies in our industry experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including the demand for our offerings, may be negatively affected. If video products and solutions such as ours do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition, results of operations and growth prospects. Similarly, we do not know whether recent trends, such as the increased utilization of cloud-based live and real-time video experiences as an alternative to in-person experiences, which accelerated during the COVID-19 pandemic, will continue in the future.

Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our common stock.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

- our ability to attract new customers and increase revenue from our existing customers;

- the loss of existing customers;

- subscription renewals, and the timing and terms of such renewals;

- fluctuations in customer usage from period to period, including as a result of seasonality in our customers' underlying businesses, which create variability in our cost of revenue;

- customer satisfaction with our products, solutions, platform capabilities and customer support;

- mergers and acquisitions or other factors resulting in the consolidation of our customer base;

- mix of our revenue;

- our ability to gain new partners and retain existing partners;

- fluctuations in stock-based compensation expense;

- decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;

- changes in the spending patterns of our customers;

- the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;

- our increasing reliance on public cloud infrastructure, which will result in higher variable costs compared to our own data centers;

- network outages;

- developments or disputes concerning our intellectual property or proprietary rights, our platform, products or solutions, or third-party intellectual property or proprietary rights;

- negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

- general economic, industry, and market conditions, such as the current decline of the economic climate;

- the impact of political uncertainty or unrest or outbreak of hostilities or armed conflicts;

- changes in our pricing policies or those of our competitors;

- fluctuations in the growth rate of the markets that our offerings address;

- seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;

- the business strengths or weakness of our customers;

- our ability to collect timely or at all on invoices or receivables;

- the cost and potential outcomes of future litigation or other disputes;

- future accounting pronouncements or changes in our accounting policies;

- our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

- our ability to successfully expand our business in the United States and internationally;

- fluctuations in the mix of on-premise and SaaS/PaaS deployments;

- fluctuations in foreign currency exchange rates;

- fluctuations in the geographical mix of our revenue that may impact out gross margin;

- the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners or technology disruption; and

- the impact of the pandemic related to COVID-19 and its variants, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions.

Historically, we have also experienced seasonality in bookings and collections from customers within the education market, with a pattern of higher sales and new academic customers in the second and third quarters of the year as a result of school procurement periods, resulting in lower sequential sales and customer growth in other quarters of the year. We also experience increased usage by these customers during periods when school is in session, leading to higher cost of revenue during the first and fourth quarters of the year. Because the agreements for certain of our solutions do not limit usage or increase pricing for usage in excess of a specified amount, these additional costs may not result in a corresponding increase in revenue.

In addition, beginning in the second quarter of 2020 and continuing through the second quarter of 2021, we experienced a significant increase in the usage of our offerings due to the COVID-19 pandemic. As a result of this usage and increased demand from our customers, we incurred significant costs associated with upgrading our infrastructure and expanding our capacity and hiring additional personnel, although we have recently implemented workforce reductions pursuant to our Reorganization Plans. In addition, operating on public cloud infrastructure and the redundancy in cloud infrastructure to satisfy different local data privacy regimes have increased our variable costs, which may lead to higher overall costs.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations make forecasting more difficult and could cause us to fail to meet the expectations of investors and securities analysts, which could cause the trading price of our common stock to fall substantially, resulting in the loss of all or part of your investment, and subject us to costly lawsuits, including securities class action suits. Additionally, the rapid growth we have experienced in recent years may have masked the full effects of seasonal factors on our business to date, and as such, these factors may have a greater effect on our results of operations in future periods.

The COVID-19 pandemic could adversely affect our business, financial condition, and results of operations.

While the pandemic related to COVID-19 and its variants has not had a material adverse impact on our operations through the date of this Annual Report on Form 10-K, the impact of COVID-19 and its variants on our ability to attract, serve, retain, or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the outbreak and its impact on end users, customers, and the macroeconomic environment as a whole. We continue to monitor the situation and intend to adjust our policies as necessary consistent with public health guidance. Any limitations on travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could adversely affect our business, financial condition and results of operations.

Furthermore, the pandemic related to COVID-19 and its variants has disrupted and may in the future disrupt the operations of our customers and technology partners, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business, financial condition, and results of operations. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our offerings and harm our business, financial condition, and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the pandemic related to COVID-19 and its variants, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects. The pandemic related to COVID-19 and its variants also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

It is not possible at this time to estimate any future impact that COVID-19 and its variants could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

We may discover significant deficiencies or material weaknesses in our internal control over financial reporting which, if not remediated, could cause us to fail to timely and accurately report our financial results and result in restatements of our consolidated financial statements, and could cause stockholders to lose confidence in our financial reporting and our stock price to suffer.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the Nasdaq Stock Market LLC ("Nasdaq"). These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until our annual report for any fiscal year following such date that we are no longer an emerging growth company.

We need to continue to dedicate internal resources, engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm, as applicable, will be able to conclude that our internal control over financial reporting is effective as required by Section 404. We previously identified and disclosed a material weakness in our internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2021. This material weakness has since been remediated, but we may discover additional significant deficiencies or material weaknesses in our internal control over financial reporting in the future, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements and adversely affect our stock price.

.

If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our ability to grow our customer base and increase our revenue will depend in significant part on our ability to develop or otherwise introduce new products and solutions; develop or otherwise introduce new features, integrations, capabilities, and other enhancements to our existing offerings on a timely basis; interoperate across an increasing range of devices, operating systems, and third-party applications; and determine the right focus and prioritization, both in terms of our products roadmap and business focus. The success of any new products or solutions, or enhancements to our existing offerings, will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process, and the availability of other newly developed products and technologies by our competitors and by any other third parties that may introduce disruptive technologies.

In addition, in connection with our product development efforts, we may introduce significant changes to our existing products or solutions, or develop or otherwise introduce new and unproven products or solutions, including technologies with which we have little or no prior development or operating experience. These new products, solutions and updates may not perform as expected, may fail to engage our customer base or other end users of our products, or may otherwise create a lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers or harm our reputation. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our offerings until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments. To keep pace with technological and competitive developments we have in the past invested, and may in the future invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand our offerings. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance or successfully integrate with our existing products. The short- and long-term impact of any major change to our offerings, or the introduction of new products or solutions, is particularly difficult to predict. If new or enhanced offerings fail to engage our customer base or other end users of our products, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may adversely affect our reputation and negatively affect our business in the short-term, long-term, or both. If we are unable to successfully enhance our existing offerings to meet evolving customer requirements, increase adoption and use cases of our offerings, develop, or otherwise introduce new products and solutions and quickly resolve security vulnerabilities or other errors or defects, or if our efforts in any of these areas are more expensive than we expect, our business, financial condition, and results of operations would be adversely affected.

In addition, under our Reorganization Plans we have downsized the number of our personnel, including research and development personnel. Although the Reorganization Plans have taken into account what we believe are the necessary size, skills, know-how and experience of our personnel under our development plans, if our assessment was inaccurate or we fail to accurately estimate our future needs, there is a risk that we will be unable to effectively implement our development plans and suffer delays in execution thereunder, and as a consequence our business, financial condition, and results of operations would be adversely affected.

If we do not maintain the interoperability of our offerings across devices, operating systems, and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition, and results of operations may be adversely affected.

Our success depends in part on our ability to integrate our platform, products, and solutions with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Several of our competitors own, develop, operate, or distribute operating systems, application stores, cloud hosting services and other software applications, and/or have material business relationships with companies that own, develop, operate, or distribute operating systems, application stores, cloud hosting services and other software that our offerings rely on to operate. Moreover, some of our competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.

Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our offerings with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our offerings. For example, certain of our offerings directly compete with several large technology companies that we rely on to ensure the interoperability of our offerings with their products or services. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our offerings or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, or if they deploy encryption, cybersecurity ringfencing protections or other interface limitations, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely affect our business. Furthermore, any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective or timely available. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products, services and regulatory requirements, and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.

In addition, a significant percentage of our customers choose to integrate our platform, products, and solutions with certain capabilities of third-party publishers and software providers using application programming interfaces, or APIs. The functionality and popularity of our platform, products and solutions depends, in part, on their ability to integrate with a wide variety of third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our offerings, or may require us to obtain royalty-bearing licenses, which could negatively impact customer demand, our competitive position and adversely affect our business.

Further, we have created mobile applications and mobile versions of our offerings to respond to the increasing number of people who access the internet and cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer. We are also dependent on third-party application stores that may prevent us from timely updating our offerings, building new features, integrations, capabilities, or other enhancements, or charging for access. Certain of these companies are now, or may in the future become, competitors of ours, and could stop allowing or supporting access to our offerings, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our offerings less desirable or harder to access, for competitive reasons, which would also have a negative impact on our business.

A version of our Media Services is licensed to the public under an open source license, which could negatively affect our ability to monetize our offerings and protect our intellectual property rights.

We make a version of our Media Services, Kaltura Community Edition ("Kaltura CE"), available to the public at no charge under an open source license, the Affero General Public License version 3.0 ("AGPL"). Although Kaltura CE does not include many widely used Kaltura applications, it can be used on a self-hosted basis as a standalone video platform. The AGPL grants licensees broad freedom to view, use, copy, modify and redistribute the source code of Kaltura CE. Anyone can download a free copy of this version of our platform from the internet, and we neither know who all of our AGPL licensees are, nor have visibility into how Kaltura CE is being used by licensees, so our ability to detect violations of the open source license is extremely limited. Additionally, even if we become aware of any violations, open source licenses, including the AGPL, have not been widely interpreted by courts, leading to uncertainty surrounding any ability to enforce such licenses.

The AGPL is a "copyleft" license, requiring that any redistribution by licensees of Kaltura CE, or any modifications or adaptations to Kaltura CE, be made pursuant to the AGPL as well. This leads some commercial enterprises to consider AGPL-licensed software to be unsuitable for commercial use. However, the AGPL would not prevent a commercial licensee from taking this open source version of our platform under AGPL and using it for internal purposes for free. AGPL also would not prevent a commercial licensee from taking this open source version of our platform under AGPL and using it to compete in our markets by providing it to others for free.

This competition can develop without the degree of overhead and lead time required by traditional proprietary software companies, due to the permissions allowed under AGPL. It is also possible for competitors to develop their own software based on Kaltura CE. Although this software would also need to be made available for free under the AGPL, it could reduce the demand for and put pricing pressure on our offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors, some of which may have greater resources than we have, or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins, and loss of market share. Any of the foregoing could harm our business, financial condition, results of operations and cash flows.

The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.

Our Video Experience Cloud consists of our Products for Any Enterprise, Education and Media and Telecom Solutions, as well as APIs and developer's tools, and we compete in each product or solution category as well as on the platform level as a whole. The market for our offerings is highly fragmented, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

- breadth and scale of products, solutions and Media Services;

- ability to provide a cross-organization video platform with multiple interoperable video solutions;

- ability to support converging experiences across live, real-time and on-demand video;

- flexibility to build and support custom workflows using video technology;

- ease of customization and integration with other products;

- quality of service and customer satisfaction;

- flexibility of deployment options;

- ability to innovate quickly;

- ability to provide engaging, interactive, and personalized experiences;

- data capabilities, including advanced analytics and AI;

- enterprise-grade reliability, security and scalability;

- cost of implementation and ongoing use;

- brand recognition; and

- corporate culture.

Our key competitors vary based on market and industry:

- Our main competitors for **Video Portals** are Microsoft and Vimeo

- Our main competitors for **Virtual & Hybrid Events and Webinars** are Zoom, On24, Cvent and Notified

- Our main competitors for **Online Learning and Education** are Zoom and Microsoft

- Our main competitors for **Media and Telecom Solutions** are Mediakind and Synamedia

- Our main competitors for **API & Developer Tools** are the media services offered by AWS and Microsoft

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. With the rise in travel restrictions and shelter-in-place policies resulting from the COVID-19 pandemic, as well as the passage of time, the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own video platforms, products, and solutions within their own core product lines, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution, or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, consumer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing, and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our competitors have, and some of our potential competitors may have, greater financial, technical, and other resources, longer operating histories, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, larger and more mature intellectual property portfolios, more established relationships in the industry and with customers, lower cost structures and greater customer experience resources. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings, including through selling at zero or negative margins, product bundling, forced product migrations, auto-installation of applications, or closed technology platforms. Potential customers may also prefer to purchase from companies with which they have an existing relationship rather than a new supplier, regardless of product performance or features. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. These competitive pressures in the markets in which we operate, or our failure to compete effectively, may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to effectively address these factors could significantly and adversely affect our business, financial condition, and results of operations.

If we are unable to increase sales of our subscriptions to new customers, expand the offerings to which our existing customers subscribe, or expand the value of our existing customers' subscriptions, our future revenue and results of operations will be adversely affected.

Our success depends on our ability to sell our subscriptions to new customers and to expand within our existing customer base by selling subscriptions for additional offerings to our existing customers and expanding the value of existing customers' subscriptions, and to do so in a cost-effective manner. Our ability to sell new subscriptions and expand the number and value of existing subscriptions depends on a number of factors, including the prices of our offerings and their functionality, the prices of products offered by our competitors, and the budgets of our customers. We serve customer needs with multiple tiers of subscriptions that differ based on product depth and functionality. We also offer an initial trial period for certain of our offerings. To the extent prospective customers utilize this trial period without becoming, or lead others not to become, paying customers, our expenses may increase as a result of associated hosting costs, and our ability to grow our business may be adversely affected. We also offer an open source version of our Media Services called Kaltura CE. Our open source version is intended to increase the visibility and familiarity of our platform among the developer communities. We invest in developers and developer communities through multiple channels, including the introduction of new open source projects. There is no guarantee that such events will translate into new customers, or that open source users will convert to paying subscribers.

If our existing customers do not renew their subscriptions, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition, and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscriptions. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Subscriptions for most of our offerings are offered on either an annual or multi-year basis. Our subscriptions also generally include committed usage amounts. As a result, we cannot provide assurance that customers will renew their subscriptions for a similar contract period or with the same or greater product depth, number of users, functionality or other terms that are equally or more economically beneficial to us, if they renew at all.

Our customers' renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our offering in relation to competing offerings, additional new features, integrations, capabilities or other enhancements that we offer, updates to our products as a result of updates by technology partners, and customers or users no longer having a need for our offerings (including customers or users acquired during the COVID-19 pandemic that have subsequently reduced or discontinued their use after the impact of the pandemic has subsided). Renewal rates have been, and may in the future also be, impacted by general economic conditions or other factors that reduce customers' spending levels. For example, many educational institutions and other customers in the public sector depend substantially on government funding, and any general decrease, delay, or other change in the availability of such funding could cause current and prospective customers to decide not to renew their subscriptions or to reduce the scope of their subscriptions at the end of the applicable subscription term, any of which could cause us to lose customers and revenue. If our customers do not renew their subscriptions or renew on terms less economically favorable to us, our revenue may decline or grow less quickly than anticipated, which would adversely affect our business, financial condition, and results of operations.

We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support.

We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services. Specifically, we outsource some of our software development and design, quality assurance, and operations activities to third-party contractors that have employees and consultants located in Ukraine and Belarus. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain development quality, control, or effective management with respect to these business operations. In addition, poor relations between the United States and Russia, economic sanctions and export control restrictions imposed by the United States, the European Union ("EU"), the United Kingdom ("UK") and other countries targeting Russia, Belarus, and the embargoed areas of Ukraine, including as a result of the Russian invasion of Ukraine, and any further escalation of political tensions or economic instability in the area could have an adverse impact on our third-party software development in Ukraine and Belarus. In particular, increased tensions between the United States, the North Atlantic Treaty Organization including the UK and the EU member states and Russia as a result of the invasion of Ukraine by Russia, have increased the threat of armed conflict, cyberwarfare and economic instability that could disrupt or delay the operations of our resources in those countries, disrupt or delay our communications with such resources or the flow of funds to support their operations, or otherwise render our resources unavailable. Moreover, some of our personnel and third party service providers reside in Ukraine and are subject to the impacts of the ongoing war, including risk of injury or death, destruction of infrastructures, lack of electricity, connectivity and basic living conditions, or be subject to Russian occupation. We anticipate that, absent any adverse developments, we will continue to engage with our personnel and third party service providers and maintain those relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, where needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired or become more expensive, and, as a result, our competitive position or our results of operations could suffer.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We generate our revenue primarily in U.S. dollars and in euros. A significant portion of the cost of revenue, research and development, sales and marketing and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or the euro, or if the value of the NIS declines against the U.S. dollar or the euro, at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar or euro, and our ability to hedge our exposure to currency exchange rate fluctuations may be limited.

We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

The majority of our revenues are derived from SaaS and PaaS subscriptions, and we recognize a significant portion of our subscription revenue over the term of the relevant subscription period. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.

If we fail to meet contractual commitments under our customer agreements, we could be subject to contractual penalties, litigation, and other liabilities, and could experience an increase in contract terminations or decrease in contract renewals in future periods, which would lower our revenue, increase our costs, and otherwise adversely affect our business, financial condition, and results of operations.

Our customer agreements typically contain service-level commitments, indemnification and other liabilities. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we may be contractually obligated to provide these customers with service credits, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions, either of which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied or refunds paid out. In addition, customer terminations or any reduction in renewals resulting from service-level failures could significantly affect both our current and future revenue. For example, during the third quarter of 2020, we experienced an initial period of service instability in connection with the acceleration of our existing plans to transition our technology to public cloud infrastructure, causing us to fall below the service-level commitments in our customer agreements for the first few months of this transition. Though this did not result in a significant increase in customer terminations and we have not seen a material decrease in customer renewals to date, we cannot guarantee that we will not experience a material decrease in customer renewals in future periods as additional customers cycle through their subscription terms.

In addition, the agreements we enter into with our TV Solution customers typically provide for committed delivery schedules and milestones with which we are required to comply in connection with the deployment of our offerings. The deployment process for our TV Solution offering is often complex, and our ability to comply with our obligations under these agreements depends on a variety of factors both within and outside of our control, including the timely performance of front-end software developers and other third-parties. If we fail to meet our committed delivery schedules and milestones, we could be subject to contractual penalties, including liquidated damages, as well as breach of contract claims, which could result in litigation and cause us to incur additional costs, including in the form of additional damages or settlement payments. Affected customers may also elect to terminate their agreements with us.

Furthermore, any service-level failures or failure to meet committed delivery schedules and milestones could also create negative publicity and damage our reputation, which may discourage prospective customers from adopting our offerings. In addition, if we modify the terms of our contractual commitments in future customer agreements in a manner customers perceive to be unfavorable, demand for our offerings could be reduced. The occurrence of these or any of the events discussed above could have a significant adverse effect on our business, financial condition, results of operations and cash flow, as well as our ability to grow our business.

We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously and adversely affect our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, their employment is for no specific duration and constitutes at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management team, which includes Ron Yekutiel, our co-founder and Chief Executive Officer, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our senior management team, particularly our Chief Executive Officer, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel, as well as high employee attrition. There is a shortage in personnel with the relevant know-how and experience for the development of our Video Products and Media Services, particularly for DevOps, engineering, research and development, sales, and support positions, and we may not be successful in attracting, integrating, and retaining qualified personnel to fulfill our current and future needs. Many of the companies against which we compete for personnel have greater financial resources, scale and branding than we do, and it may be more difficult for us to attract and retain qualified personnel predominately in Israel, where most of our research and development positions are located, and in New York, where our headquarters is located. These competitors may also actively seek to hire our existing personnel away from us, even if such employee has entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company's confidential information or other intellectual property, taking into account, among other things, the employee's tenure, position, and the degree to which the non-compete undertaking limits the employee's freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged their former employers' proprietary or other confidential information or incorporated such information into our products, which could include claims that such former employers therefore own or otherwise have rights to their inventions or other work product developed while employed by us.

In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be adversely affected.

If we are not able to maintain and enhance awareness of our brand, especially among developers and IT operators, as well as new departments such as marketing, our business, financial condition, and results of operations may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with developers and IT operators, in addition to new departments such as marketing, is critical to achieving widespread acceptance of our platform, products and solutions and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract and retain users and customers necessary to realize a sufficient return on our brand-building efforts, and may fail to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business.

We believe that our corporate culture, which is based on openness, flexibility, and collaboration, has been and will continue to be a key contributor to our success. Furthermore, in the current labor market, especially in Israel, we believe corporate culture is a critical element in the hiring and retention of personnel, and is an essential factor for us to successfully attract, hire and retain highly skilled personnel. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The growth and expansion of our business and our transition from a private company to a public company may result in changes to our corporate culture, which could adversely affect our business, including our ability to recruit and retain qualified personnel.

Our failure to offer high quality customer support would have an adverse effect on our business, reputation, and results of operations.

Our customers depend on our customer success managers to resolve issues and realize the full benefits relating to our platform, products, and solutions. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education, our ability to renew subscriptions with, or sell subscriptions for additional offerings to, existing customers, or expand the value of existing customers' subscriptions, would be adversely affected and our reputation with potential customers could be damaged. In addition, most of our existing customers are large enterprises with complex information technology environments and, as a result, require significant levels of support. If we fail to meet the requirements of these customers, it may be more difficult to grow sales or maintain our relationships with them.

Additionally, while growing our base of customer success managers is a key component of our growth strategy, it can take several months to recruit, hire, and train qualified engineering-level customer support employees, and we may not be able to hire such resources fast enough to keep up with demand. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers' satisfaction with our platform, products, and solutions, will be adversely affected. Any failure by us to provide and maintain high-quality customer support services would have an adverse effect on our business, reputation, and results of operations.

The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our platform, products and solutions will depend to a significant extent on our ability to effectively and efficiently manage and expand our sales and marketing operations. A key factor in our marketing capabilities is qualified sales personnel and sales representatives. Identifying and training such personnel is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time or thereafter could be found lacking appropriate skills or qualification. We have dedicated and may continue to dedicate significant resources to our marketing programs. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth targets if we are unable to develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. In addition, because we rely primarily on a direct sales model, our customer acquisition costs are higher than those of organizations that rely primarily on a self-service model, which may limit our ability to cut costs in response to changing economic and competitive conditions.

In addition to our direct sales force, we also leverage reseller relationships to help market and sell our offerings to customers around the world, particularly in areas in which we have a limited presence. These relationships subject us to certain risks. Our resellers may prioritize selling their own offerings that compete with ours, or one of our competitors may be effective in causing a reseller or potential reseller to favor that competitor's offerings or otherwise prevent or reduce sales of our offerings. In addition, recruiting and retaining qualified resellers and training them in our technology, offerings and culture, requires significant time and resources, and our efforts may not be successful. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investing in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively market and sell our offerings.

In addition, though most of our sales are, and have historically been, made through our direct sales organization, certain of our offerings may be purchased directly from our website, which we believe allows us to reduce our cost of customer acquisition, drive additional opportunities to our direct sales team, reach smaller customers, and broaden our target market. This self-service model requires us to incur sales and marketing expenses often prior to generating corresponding revenue. As this operation was launched only recently, we cannot guarantee that this model will succeed in generating revenue in excess of the corresponding sales and marketing expenses, or that it will be effective in helping us achieve our other objectives, any of which would adversely affect our business, financial condition, and results of operations.

The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our offerings may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, promotional programs, general economic conditions, or our marketing, user acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices for individual customers in certain situations, and expect to continue to do so in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future, in particular as a result of the worsening economic climate, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and resellers are willing to pay in those countries and regions. As we develop and introduce new offerings, as well as features, integrations, capabilities, and other enhancements, we may need to, or choose to, revise our pricing. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. This is particularly true with respect to our Events product and TV Solution, which generally entail significantly higher up-front costs compared to our other offerings. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

We expect our revenue mix to vary over time, which could negatively impact our gross margin and results of operations.

We expect our revenue mix to vary over time due to a number of factors. Our gross margins and results of operations could be negatively impacted by changes in revenue mix and costs resulting from any number of factors, including entry into new markets; growth in lower margin markets, such as the markets for our Events product and TV Solution, and the timing and aggregate usage of our solutions by such customers; entry into markets with different pricing and cost structures; increased usage of certain products and solutions that we offer to customers without usage caps; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline.

The length of our sales cycle can be unpredictable, particularly with respect to sales to large customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to new large customers and increasing sales to our existing customers, which are primarily large organizations. The length of our sales cycle, from initial contact with a prospective customer to subscribing to one or more of our offerings, can vary substantially from customer to customer for a number of reasons, including deal complexity (particularly for customers that purchase our TV Solutions), setup time and our customers' needs to satisfy their own internal requirements and processes. As a result, it can be difficult to predict exactly when, or even if, we will make a sale to a potential customer, or when and if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Because a substantial proportion of our expenses are relatively fixed in the short-term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the market price of our common stock to decline.

Our international operations and expansion expose us to risk.

Our platform, products and solutions address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended December 31, 2022, 2021 and 2020, we generated approximately 46%, 42% and 43% of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations to become more globally diversified. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:

- unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;

- different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- exposure to many evolving stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the European Union;

- changes in a specific country's or region's political or economic conditions, including in connection with the Russian invasion of Ukraine, and political or armed tension in other regions;

- risks resulting from changes in currency exchange rates;

- challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

- difficulties in maintaining our corporate culture with a dispersed workforce;

- risks relating to the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the Bureau of Industry and Security (BIS) at the United States Department of Commerce, and other similar trade protection regulations and measures in the United States, EU, UK, or in other jurisdictions;

- reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

- slower than anticipated availability and adoption of cloud infrastructures by international businesses, which would increase our on-premise deployments;

- limitations on our ability to reinvest or transfer earnings from operations derived from one country to fund the capital needs of our operations in other countries;

- potential changes in laws, regulations, and costs affecting our U.K. operations and personnel due to Brexit;

- limited or unfavorable—including greater difficulty in enforcing—intellectual property protection;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions; and

- risks resulting from the ongoing pandemic related to COVID-19 and its variants, or any other pandemic, epidemic, or outbreak of infectious disease, including uncertainty regarding what measures the U.S. or foreign governments will take in response.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be adversely affected.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally, as discussed above. While we will need to invest significant resources in such expansion, it is possible that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. In addition, we currently leverage reseller relationships to assist with marketing and selling our offerings, particularly in jurisdictions in which we have a limited presence. If we are unable to identify resellers or other partners or negotiate favorable terms, our international growth may be limited or more costly than we anticipate.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state governments, or non-U.S. government sectors until we have attained the revised certification. Government demand and payment for our offerings may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Additionally, any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products.

Additionally, we rely on certain partners to provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If our partners do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional products to new and existing government entity customers would be adversely affected and our reputation could be damaged.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

Furthermore, sales to government entities may be subject or become subject to global trade compliance restrictions, that restrict the execution of a transaction even after being awarded a contract, or limit our ability to upsell or renew existing transactions. The imposition of such restrictions may cause costly and lengthy marketing efforts or restrict us from performing under our contracts, including the collection of amounts owed to us, all of which could materially and adversely affect our results of operations. Moreover, if we fail to timely respond to newly imposed restrictions or implement effective control over such sales, such failure could result in fines or civil, administrative or criminal liability which would adversely affect our reputation, business and financial results.

If we are unable to consummate acquisitions at our desired rate and at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, our growth rate and the trading price of our common stock could be negatively affected. These transactions and relationships also subject us to certain risks.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies, and enter into other strategic transactions and relationships in the ordinary course. Our ability to grow our revenues, earnings, and cash flow depends in part upon our ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and the trading price of our common stock. Promising acquisitions, investments and other strategic transactions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets, the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms and cultural and other differences posing significant challenges hindering successful post merger integration. In addition, competition for acquisitions, investments and other strategic transactions may result in higher purchase prices or other terms less economically favorable to us. Changes in accounting or regulatory requirements or instability in the credit markets or economic climate could also adversely impact our ability to consummate these transactions on acceptable terms or at all.

In addition, even if we are able to consummate acquisitions and enter into other strategic transactions and relationships, these transactions and relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could negatively affect our growth rate and the trading price of our common stock, and may have a material adverse effect on our business, financial condition and results of operations:

- Any business, technology, product, or solution that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate or integrate any such business or deploy any such technology, product, or solution profitably.

- We may incur or assume significant debt in connection with our acquisitions and other strategic transactions and relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets.

- Acquisitions and other strategic transactions and relationships could cause our financial results to differ from our own or the investment community's expectations in any given period, or over the long-term.

- Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

- Acquisitions and other strategic transactions and relationships could create demands on our management, operational resources, and financial and internal control systems that we are unable to effectively address.

- We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

- We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or other strategic transaction or relationship.

- We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company's or investee's activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations.

- In connection with acquisitions and other strategic transactions and relationships, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations, and indemnification obligations, which may have unpredictable financial results.

- As a result of our acquisitions, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

- We may have interests that diverge from those of our strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

- Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

We may not successfully execute or achieve the expected benefits of our 2022 and 2023 Reorganization Plans and other cost saving measures we may take in the future, and our efforts may result in further actions and may adversely affect our business, financial condition and results of operations.

On August 7, 2022, our board of directors approved the 2022 Restructuring Plan designed to position the Company for long-term profitable growth. The 2022 Restructuring Plan included the release of approximately 10% of our employees as of such time. On January 3, 2023, our board of directors approved a re-organization plan that includes, among other things, downsizing approximately 11% of our then current workforce and adapting our organizational structure, roles, and responsibilities accordingly (the "2023 Reorganization Plan" collectively with the 2022 Restructuring Plan, the "Reorganization Plans"). The Reorganization Plans were based on our estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, access to restricted cash, gross profit improvements, and effectiveness of our reduced marketing spend. Accordingly, we may not be able to fully realize the cost savings, enhanced liquidity and other benefits anticipated from the Reorganization Plans. Additionally, implementation of each of the Reorganization Plans and any other cost-saving initiatives may be costly and disruptive to our business, the expected costs and charges may be greater than we have forecasted, the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount or reduce employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Reorganization Plans could result in reputational harm and could diminish confidence in our brand and business. The Reorganization Plans have required, and may continue to require, a significant amount of management's and other employees' time and focus, which may divert attention from effectively operating and growing our business.

Risks Related to Information Technology, Intellectual Property and Data Privacy and Security

A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our platform, products or solutions could cause us to lose revenue, damage our reputation, and expose us to liability.

Our platform, products and solutions are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain bugs, defects, security vulnerabilities, errors, or other performance failures, especially when first introduced and when upgraded with additional new features and capabilities, or otherwise not perform as intended. Any such bug, defect, security vulnerability, error, or other performance failure could cause damage to our reputation, loss of customers or revenue, order cancellations, service terminations, and lack of market acceptance of our offerings. As the use of our offerings among new and existing customers expands, particularly to more sensitive, secure, or mission critical uses, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our offerings fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors, or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems. Despite our efforts, such corrections may take longer to develop and release than we or our customers anticipate and expect.

Any limitation of liability provision contained in an agreement with a customer, user, third-party vendor, service provider, or partner may not be enforceable, adequate or effective as a result of existing or future applicable law or judicial decisions, and may not function to limit our liability arising from regulatory enforcement or other specific circumstances. The sale and support of our offerings entail the risk of liability claims, which could be substantial in light of the use of our offerings in enterprise-wide environments. Furthermore, our ability to include such limitation of liability provisions may be limited and such provisions, even if included, could include various exclusions. In addition, our insurance against any such liability may not be adequate to cover a potential claim, and may be subject to exclusions, or subject us to the risk that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals, increase our fees or deductibles or impose co-insurance requirements. Any such bugs, defects, security vulnerabilities, errors, or other performance failures in our platform, products or solutions, including as a result of denial of claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers' data, our reputation may be harmed, demand for our platform, products and solutions may be reduced, and we may incur significant liabilities.

Our business platform, products and solutions involve the collection, storage, processing, transmission, and other use of data, including certain confidential, sensitive, and personal information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. For example, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments.

If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, we may be subject to regulatory investigations, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. We experience cyber-attacks and other security incidents of varying degrees from time to time, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. We could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, data recovery or other services. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

In addition, we do not directly control content that our customers store or use in our products. If our customers use our products for the transmission or storage of personal, confidential, sensitive, or other information about individuals and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers' data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers, including providers of open source platforms, may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers' data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers' data, including confidential, sensitive, and other information about individuals.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Incorrect implementation or use of, or our customers' failure to update, our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects.

Our platform, products and solutions are often operated in large-scale, complex information technology environments. Our customers require training and experience in the proper use of, and the benefits that can be derived from, our offerings in order to maximize their potential. If users of our offerings do not implement, use, or update them correctly or as intended, actual or perceived inadequate performance and/or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of, or our customers' failure to update, our software, or our failure to train customers on how to use our software productively, may result in customer dissatisfaction and negative publicity, which may adversely affect our reputation and brand. Our failure to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business, financial condition, results of operations and growth prospects.

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our ongoing expansion of our use of public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Customers of our offerings need to be able to access our platform at any time, without interruption or degradation of performance. Commencing in the third quarter of 2020, we accelerated our plans to move from our own data centers to public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. This transition is complex and time-consuming and involves risks inherent in the conversion to a new system, including potential loss of information and disruption to our normal operations. Furthermore, as a result of the application of certain data privacy and security regulations, we have also established a multi-region architecture to adhere to our customers' requirements and applicable domestic laws. We may discover deficiencies in our design, implementation or maintenance of our new cloud-based systems that could adversely affect our business, financial condition, and results of operations. For example, we experienced an initial period of unstable service during the first few months of this transition, causing us to fall below the service-level commitments in our customer agreements. Though service has since stabilized, we cannot guarantee that we will not experience similar instability in the future, including as a result of our multi-region and multi-cloud architecture. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships, and it is possible customers may be less inclined to renew their subscriptions following the expiration of their current terms.

In addition, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations. In addition, any incident affecting our third-party hosting services' infrastructure that may be caused by cyber-attacks, computer viruses, malware, systems failures or other technical malfunctions, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control could negatively affect our cloud-based offerings. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider's infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. It may also become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our software becomes more complex and the usage of our software increases. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may adversely affect our business, financial condition, and results of operations.

In addition, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures, natural disasters, or fraud, denial-of-service, or other security attacks. Our use and distribution of open source software may increase this risk, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities or bugs. If our website is unavailable or our customers are unable to order subscriptions or services or download our offerings within a reasonable period of time or at all, our business could be adversely affected. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features, integrations, capabilities, and other enhancements for our offerings. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations may be adversely affected.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to our providers' facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based offerings for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations. Upon the termination or expiration of such service agreements, we cannot guarantee that adequate third-party hosting services will be available to us on commercially acceptable terms or within adequate timelines from the same or different hosting services providers or at all.

We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services are identified, obtained, and implemented. Even if such services are available, we may not be able to identify, obtain and implement such services in time to avoid disruption to our business, and such services may only be available on a more costly basis or otherwise less favorable terms.

Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Failure to protect our proprietary technology, or to obtain, maintain, protect, and enforce sufficiently broad intellectual property rights therein, could substantially harm our business, financial condition, and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademarks, copyrights, patents, trade secret laws, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, we make a version of our Media Services, Kaltura CE, available to the public at no charge under an open source license, contribute other source code to open source projects under open source licenses, and release internal software projects under open source licenses, and anticipate continuing to do so in the future. Because the source code for Kaltura CE and any other software we contribute to open source projects or distribute under open source licenses is publicly available, our ability to monetize and protect our intellectual property rights with respect to such source code may be limited or, in some cases, lost entirely. Our competitors or other third parties could access such source code and use it to create software and service offerings that compete with ours. While software can, in some cases, be protected under copyright law, in order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. We have chosen not to register any copyrights, and rely on trade secret protection in addition to unregistered copyrights to protect our proprietary software. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

Further, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We may not be able to register our intellectual property rights in all jurisdictions where we conduct or anticipate conducting business, and may experience conflicts with third parties who contest our applications to register our intellectual property. Even if registered or issued, we cannot guarantee that our trademarks, patents, copyrights or other intellectual property or proprietary rights will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Furthermore, in such case our copyrights, patents or other intellectual property rights would be made public without assuring adequate protection. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect infringement, misappropriation, dilution or other unauthorized use or violation thereof. If we fail to defend and protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology, information and know-how, reverse-engineer our software, and infringe upon or dilute the value of our brand, and our business may be harmed. In addition, obtaining, maintaining, defending, and enforcing our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, may be designed around by our competitors, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain.

We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, dilute, or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be opposed, otherwise challenged or declared invalid, unenforceable or generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in such trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are successfully challenged, we may not be able to use our trademarks to commercialize our products in certain relevant jurisdictions.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, diluting, misappropriating or otherwise violating our intellectual property rights.

We have devoted substantial resources to the development of our technology, business operations and business plans. We attempt to protect our intellectual property and proprietary information, including trade secrets, by implementing administrative, technical, and physical practices, including source code access controls, to secure our proprietary information.

We also seek to enter into confidentiality, non-compete, proprietary, and inventions assignment agreements with our employees, consultants, and contractors, and enter into confidentiality agreements with other parties, such as licensees and customers. However, such agreements may not be self-executing, and there can be no guarantee that all applicable parties have executed such agreements or will adhere thereto. No assurance can be given that these practices or agreements will be effective in controlling access to and distribution of our proprietary information, or in providing adequate remedies in the event of unauthorized access or distribution, especially in certain states and countries, including Russia, Belarus and countries that may favor local entities, that are less willing to enforce such agreements or otherwise provide protection for trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products, and in such cases we would not be able to assert trade secret rights against such parties. We also employ individuals who were previously employed at other companies in our field, and our efforts to ensure that such individuals do not use the proprietary information or know-how of others in their work for us may not prevent others from claiming that we or our employees or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against any such claims. If we are unsuccessful in defending against any such claims, we may be liable for damages or prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition, or results of operations; even if we are successful in defending against such claims, litigation could result in substantial costs and distract management and other employees.

In order to protect our intellectual property and proprietary rights and to monitor for and take action against any infringement, misappropriation or other violations thereof, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity, and enforceability of such rights. Our inability to protect our proprietary technology or our brand against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party's intellectual property or proprietary rights.

In recent years, there has been significant litigation involving patents and other intellectual property and proprietary rights in the software industry. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims, as we may not be able credibly to threaten patent infringement counter-claims. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Even a large patent portfolio may not serve as a deterrent to litigation by certain third parties, some of whose sole or primary business is to assert patent claims and some of whom have sent letters to and/or filed suit alleging infringement against us or some of our customers. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party claiming that our offerings infringe, misappropriate, or violate their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate, or otherwise violate;

- make substantial payments for legal fees, settlement payments or other costs or damages, including potentially punitive or treble damages if we are found liable for willful infringement;

- obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty, or other fees; or

- redesign the allegedly infringing offerings to avoid infringement, misappropriation, or other violation, which could be costly, time-consuming, or impossible.

If we are required to make substantial payments or undertake or suffer any of the other actions and consequences noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments, actions, and consequences could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees and consultants, which could result in litigation and would adversely affect our business.

A significant portion of our intellectual property has been developed by our employees and consultants in the course of their engagement with us. Under the Israeli Patent Law, 5727-1967 (the "Patent Law"), inventions conceived by an employee during the scope of his or her employment relationship with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement stating otherwise. The Patent Law also provides that absent an agreement providing otherwise, the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for "service inventions" can be waived by the employee and that such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally seek to enter into assignment-of-invention agreements with our employees and consultants pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we cannot guarantee that all such agreements are self-executing or have been entered into by all applicable individuals. Even when such agreements include provisions regarding the assignment and waiver of rights to additional compensation in respect of inventions created within the course of their employment or consulting relationship with us, including in respect of service inventions, we cannot guarantee that such provisions will be upheld by Israeli courts, as a result of uncertainty under Israeli law with respect to the efficacy of such provisions. We may face claims demanding remuneration in consideration for assigned inventions, which could require us to pay additional remuneration or royalties to our current and former employees and consultants, or be forced to litigate such claims, which could negatively affect our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, or other contractual obligations. Large indemnity payments could adversely affect our business, financial condition, and results of operations. Although we normally seek to contractually limit our liability with respect to such indemnity obligations, we do not and may not in the future have a cap on our liability in certain agreements, which could result in substantial liability. Substantial indemnity payments under such agreements could harm our business, financial condition, and results of operations. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, and other parties, and could harm our reputation, business, financial condition, and results of operations.

Our use of open source software could negatively affect our ability to sell our offerings and subject us to possible litigation.

Our offerings incorporate open source software, and we expect to continue to incorporate open source software in our offerings in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. Some open source licenses may subject us to certain requirements, including requirements that we offer additional portions of our solutions for reduced or no cost, that we make publicly available at no charge the source code for modifications or derivative works we create based upon, incorporating, linking to or using the open source software (which could include valuable proprietary code), and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our offerings that contain the open source software and required to comply with onerous conditions or restrictions on these offerings, which could disrupt the distribution and sale of these offerings. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our platform, products, and solutions, which may not be available on reasonable terms or at all, and to re-engineer our offerings or discontinue the sale of our offerings in the event re-engineering cannot be accomplished on a timely basis or at all.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

We receive, collect, store, process, transfer, share and otherwise use or host personal information and other sensitive information about individuals and other data relating to users of our offerings, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information and other sensitive information about individuals. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal, and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to customers and other third parties related to privacy, data protection and data security. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain, complex and lacking worldwide unified standards, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, hosting, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, host, process, transfer, and otherwise use user data or develop new services and features.

If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations, or other capabilities of our offerings. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. We may also be contractually required to indemnify and hold harmless customers or other third parties from the costs or consequences of non-compliance with any laws, regulations, or other legal obligations relating to privacy or security or any inadvertent or unauthorized use or disclosure of data that we process, store or handle as part of operating our business. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

In the United States, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Some states, such as California and Massachusetts, have passed specific laws mandating reasonable security measures for the handling of consumer data and additional states have pursed similar legislation process with which we must legally comply or that contractually apply to us. Further, data privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

Our communications with our clients are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing ("CAN-SPAM") Act of 2003, the Telephone Consumer Protection Act of 1991 (the "TCPA"), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with certain telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Various other U.S. federal privacy laws are relevant to our business, including the Family Educational Rights and Privacy Act and the Children's Online Privacy Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, and a material and adverse impact on our reputation and business.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Such legislation includes the California Consumer Privacy Act ("CCPA"), which came into force in 2020 and provides data privacy rights for California consumers and operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide disclosures to California consumers and afford such consumers data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, the California Privacy Rights Act ("CPRA") took effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent data privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged "copycat" or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois, and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the "VCDPA"), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In July 2021, Colorado enacted the Colorado Privacy Act ("COCPA"). In March 2022, the Utah Consumer Privacy Act (the "UCPA") was signed into law. Most recently, Connecticut passed the Connecticut Data Privacy Act (the "CTDPA") in May 2022. The COCPA, UCPA and CTDPA largely resemble the VCDPA and CCPA, and each of these laws will be enforced by the respective states' Attorney General and district attorneys, although they differ in many ways. Once the COCPA, UCPA and CTDPA become enforceable in 2023, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates, which may increase our compliance costs and potential liability. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all

50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent with each other, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security incident, including a breach. Regardless of our contractual protections, any actual or perceived security incident or breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

In addition, in Europe and the UK, we are subject to the European Union General Data Protection Regulation (the "EU GDPR") and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the "UK GDPR") (the EU GDPR and UK GDPR together referred to as the "GDPR"). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure and other use of data relating to an identifiable living individual or "personal information", including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the "CJEU") invalidated the EU-U.S. Privacy Shield Framework (the "Privacy Shield") under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. For example, the Austrian, French, Italian and Danish regulators, as well as the European Data Protection Supervisor, have found that the use of Google Analytics by European website operators is in breach of the GDPR's data transfer provisions (a number of other EU supervisory authorities are expected to take a similar approach); the Danish regulator has also issued a similar decision in respect of Google Chromebooks; and the Irish regulator has issued a draft decision requiring Meta to suspend the transfer of personal data from the EU to the United States. Further, the European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses have been mandatory for relevant, new transfers since September 27, 2021 and for relevant, existing transfers, since December 27, 2022. The U.K.'s Information Commissioner's Office has published new data transfer standard contracts for transfers from the U.K. under the UK GDPR. This new documentation has been mandatory for relevant, new data transfers since September 21, 2022; existing standard contractual clauses arrangements must be migrated to the new documentation by March 21, 2024. We will be required to implement the latest UK data transfer documentation for data transfers subject to the UK GDPR within the relevant time frames.

Additionally, EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states impose strict obligations and restrictions on the ability to collect, use, retain, host, protect, disclose, transfer, and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the rights of individuals to whom the personal data relates, maintaining a record of data processing, security breach notifications and measures for the security and confidentiality of personal data.

Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20 million / £17.5 million or 4% of global turnover. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices and/ or assessment notices (for a compulsory audit).

In addition to the GDPR, we are subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Under EU and UK national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on an individual's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. In addition, the European Commission has another draft regulation in the approval process that focuses on a person's right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications ("ePrivacy Regulation"), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, national laws derived from the ePrivacy Directive is already in force and recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users and improve our customers' experience and efficiency.

In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Despite our efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to data privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, orders to cease or change our data processing activities, or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our platform, products, and solutions.

Components of our offerings include various types of software and services licensed from unaffiliated parties. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us, updated or supported, or no longer offered on commercially reasonable terms, we would be required to either redesign the offerings that include such software or services to function with software or services available from other parties or develop these components ourselves, which we may not be able to do without incurring increased costs, experiencing delays in our product launches and the release of new offerings, or at all. Furthermore, we might be forced to temporarily limit the features available in our current or future products and solutions. If we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on such third-party software and services, such third-party software and services may contain bugs or other errors that cause our own offerings to malfunction, and our agreements with such third parties may not contain any, or adequate, warranties, indemnities or other protective provisions on our behalf. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to our Debt, Liquidity and Capitalization

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business.

Historically, we have funded our operations and capital expenditures primarily through net cash provided by operating activities, equity issuances and borrowings under our long-term debt arrangements. Although we currently anticipate that our net cash provided by operating activities, cash on hand and availability under our Revolving Credit Facility will be adequate to meet our operating, investing, and financing needs for at least the next twelve months, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. Moreover, due to the worsening economic climate and increased inflation and interest rates, the net cash derived from our operations may be reduced while the availability of new financing may be limited, costly or unavailable. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

*   develop or enhance our platform, products, or solutions;

*   continue to expand our research and development and sales and marketing organizations;

*   acquire complementary technologies, products, or businesses;

*   expand operations in the United States or internationally;

*   hire, train, and retain employees; or

*   respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could adversely affect our business, financial condition and results of operations, and our ability to execute our growth strategy.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

As of December 31, 2022, we had approximately $35.8 million of borrowings outstanding under the Term Loan Facility and approximately $35.0 million available for additional borrowings under the Revolving Credit Facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:

*   our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

*   a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

*   certain of our borrowings are at variable rates of interest, exposing us to the risk of increased interest rates;

*   our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors;

*   we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth; and

*   if, due to the worsening economic climate and increased inflation and interest rates, the net cash derived from our operations decreases and the cost of financing increases, and we fail to pursue adequate measures to adapt to those changes, we may fail to satisfy our financial covenants under the Term Loan Facility and Revolving Credit Facility, or otherwise lack the financial resources or financing required to pursue our annual operation plan.

In addition, the agreement governing our Credit Facilities contains, and any agreements evidencing or governing other future indebtedness may also contain, certain restrictive covenants that limit or otherwise restrict our ability, among other things, to:

- create, issue, incur, assume, become liable in respect of or suffer to exist any debt or liens;

- consummate any merger, consolidation or amalgamation, or liquidate, wind up or dissolve, or dispose of all or substantially all of our or their respective property or business;

- dispose of property or, in the case of our subsidiaries, issue or sell any shares of such subsidiary's capital stock;

- repay, prepay, redeem, purchase, retire, or defease subordinated debt;

- declare or pay dividends or make certain other restricted payments;

- make certain investments;

- enter into transactions with affiliates;

- enter into new lines of business; and

- make certain amendments to our or their respective organizational documents or certain material contracts.

The agreement governing our Credit Facilities also contains, and any agreements evidencing or governing other future indebtedness may also contain, certain financial covenants and financial reporting requirements, as described elsewhere in this Annual Report on Form 10-K under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Credit Facilities." Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control, including, among other things, the impact of the current worsening economic climate. We may not be able to generate sufficient recurring revenue or cash flow or maintain sufficient liquidity to meet the financial covenants or pay the principal and interest under our Credit Facilities when required. If we fail to make payments under our Credit Facilities or otherwise experience an event of default thereunder, the lending banks would be permitted to take certain actions, including terminating all outstanding commitments and declaring all amounts due under our Credit Facilities to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and prepayment premiums with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, our future working capital, borrowings, or equity financing could be unavailable to repay or refinance the amounts outstanding under our Credit Facilities. In the event of a liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full.

Risks Related to Other Legal, Regulatory and Tax Matters

We are subject to various governmental export control, trade and economic sanctions, and import laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

In some cases, our software is subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, the Israeli Control of Products and Services Decree (Engagement in Encryption), 5735-1974, and the Israeli Law of Regulation of Security Exports, 5767-2007, and our business must also be conducted in compliance with applicable trade and economic sanctions laws and regulations, including those administered and enforced by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant regulators and sanctions authorities in our countries of operation (collectively, "Trade Controls"). As such, a license may be required to export or re-export our products, or provide related services, to certain countries and end users, as well as for certain end uses. Further, our offerings that incorporate encryption functionality may be subject to special controls applying to encryption items and/or certain reporting requirements. We have certain customer and third party relationships in Russia, Belarus and Ukraine. In response to the Russian invasion of Ukraine, the U.S. government, the European Union, the United Kingdom and other countries and jurisdictions in which we operate, have imposed enhanced export and import controls and economic sanctions targeting Russia and Belarus, including for example, certain industry sectors, products and professional services related to Russia, and have also designated certain individuals and entities as subject to blocking or asset freeze measures, which may restrict dealings with those designated persons or entities owned or controlled by such persons, and may impose additional Trade Controls in the future. These Trade Controls are evolving and undergoing constant changes as the war continues, so it is not possible to assess the full impact of those developments. These and any additional Trade Controls, as well as any responses from Russia, could adversely impact our operations and negatively impact our business in the region.

Our global operations expose us to the risk of violating, or being accused of violating, Trade Controls. While we have procedures in place designed to ensure our compliance with Trade Controls, we cannot guarantee that these procedures will be successfully followed or keep pace with the ongoing regulatory changes, and failure to comply could subject us to both civil and criminal penalties, including substantial fines, disgorgement of profits, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our offerings are widely distributed throughout the world and are available for download without registration. Although we have no knowledge that our activities have resulted in violations of Trade Controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties. Investigations of alleged violations can be expensive and disruptive.

In addition, various countries regulate the export or import of certain encryption technology, including through export or import permit and license requirements, and have enacted laws that could limit our ability to distribute our offerings or the ability of our customers or end users to implement our offerings in those countries. Changes in our offerings or changes in export and import regulations in such countries may create delays in the introduction of our offerings into international markets, prevent our end-customers with international operations from deploying our offerings globally or, in some cases, prevent or delay the export or import of our offerings to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, Trade Controls or related legislation, shift in the enforcement or scope of existing export, import or Trade Controls laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or Trade Controls laws or regulations, could result in decreased use of our offerings by, or in our decreased ability to export or sell our offerings to, existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export to or sell our offerings in international markets could adversely affect our business, financial condition and results of operations, and our ability to execute our growth strategy.

The continuing impact of "Brexit" may have a negative effect on our business.

Following a national referendum and subsequent legislation, the United Kingdom formally withdrew from the European Union, commonly referred to as "Brexit," and ratified a trade and cooperation agreement governing its future relationship with the European Union. Among other things, the agreement, which became effective in 2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the European Union, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. The need to comply with any applicable regulatory changes will likely increase costs for us and our existing and potential customers located in the United Kingdom, which could negatively affect demand for our offerings and the ability of customers to make payments under their agreements with us. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations and prospects.

Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for our offerings, increase our cost of doing business, and adversely affect our results of operations. Changes in these laws or regulations could require us to modify our offerings, or certain aspects of our offerings, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the availability and quality of our customers' and end users' access to the internet.

On June 11, 2018, the repeal of the Federal Communications Commission's (the "FCC"), "net neutrality" rules took effect and returned to a "light-touch" regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC's repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers and end users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our customers and end users rely on, even for a short period of time, could adversely affect our business, financial condition, and results of operations. In addition, the performance of the internet and its acceptance as a business tool has been harmed by "viruses," "worms" and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our offerings could decline.

Internet access is frequently provided by companies that have significant market power and the ability to take actions that degrade, disrupt, or increase the cost of user access to our offerings. As demand for online media increases, there can be no assurance that internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. We could incur greater operating expenses and our customer acquisition and retention could be negatively impacted if network operators:

- implement usage-based pricing;

- discount pricing for competitive products;

- otherwise materially change their pricing rates or schemes;

- charge us to deliver our traffic at certain levels or at all;

- throttle traffic based on its source or type;

- implement bandwidth caps or other usage restrictions; or

- otherwise try to monetize or control access to their networks.

In order for our services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.

Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed through our offerings.

We rely on our customers to secure the rights to redistribute content over the internet, and we do not screen the content that is distributed through our offerings. There is no assurance that our customers have licensed all rights necessary for distribution, including internet distribution. Other parties may claim certain rights in the content of our customers.

In the event that our customers do not have the necessary distribution rights related to content, we may be required to cease distributing such content, or we may be subject to lawsuits and claims of damages for infringement of such rights. If these claims arise with frequency, the likelihood of our business being adversely affected would rise significantly. In some cases, we may have rights to indemnification or claims against our customers if they do not have appropriate distribution rights related to specific content items, however there is no assurance that we would be successful in any such claim.

We do not screen the content that is distributed through our offerings. Content may be distributed through our platform that is illegal or unlawful under international, federal, state, or local laws or the laws of other countries. We may face lawsuits, claims or even criminal charges for such distribution, and we may be subject to civil, regulatory, or criminal sanctions and damages for such distribution. Any such claims or investigations could adversely affect our business, financial condition, and results of operations.

Actions by governments to restrict access to our offerings in their countries or to require us to disclose or provide access to information in our possession could harm our business, financial condition, and results of operations.

Our business depends on the ability of our customers and end users to access the internet, and our offerings could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to, or certain features of, our offerings in their countries, or impose other restrictions that may affect the availability of our offerings, or certain features of our offerings, in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services (which is one of our cloud hosting providers), making it very difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our offerings if they consider us to be in violation of their laws (including data privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant law, our offerings could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our offerings is restricted, in whole or in part, in one or more countries, or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to add new customers or renew or expand the value of our existing customers' subscriptions may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Criminal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760–2000 and other anti-bribery and anti-money laundering laws in countries in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that our employees and agents will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business operations, our risks under these laws are likely to increase.

Any actual or alleged violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, any of which would adversely affect our reputation, as well as our business, financial condition, results of operations and growth prospects. Responding to any investigation or action would likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the "FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies' accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.

We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our operating results could be significantly affected.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations, or financial conditions.

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws in these jurisdictions could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations. To the extent that these or other changes have a negative impact on us or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

In addition, the Organization for Economic Cooperation and Development ("OECD"), with the support of the G20, initiated the base erosion and profit shifting ("BEPS") project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a "Programme of Work," which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical "permanent establishment" concept. Pillar Two, among other things, introduced a global minimum tax. In October 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS joined the "Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy" which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD's Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022. The model rules and commentary allow the OECD's Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, if and when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of the United States, Israel, and other jurisdictions, are subject to interpretation, and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition, and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our clients would have to pay for our offerings and adversely affect our results of operations.

We collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. As a result, U.S. states and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions, even if we have no physical presence in that jurisdiction. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion that we should have been or should currently be collecting additional sales, use, value added, digital services or other similar taxes in a particular jurisdiction could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise adversely affect our business.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2022 we had U.S. federal net operating loss carryforwards of approximately $277 million and U.S. state net operating loss carryforwards of approximately $172 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause us to become an income tax payer earlier than we would become otherwise if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Future changes in our stock ownership could result in an ownership change that subjects us to limitations on our ability to utilize net operating loss forwards to offset future income. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards, whether or not we attain profitability. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Our Operations in Israel

Political, economic, and military conditions in Israel could materially and adversely affect our business.

We have offices near Tel Aviv, Israel where our primary research and development, human resources, and certain other finance and administrative activities are based. In addition, a number of our officers and directors, as well as our co-founders, are residents of Israel. As of December 31, 2022, we had 377 full-time employees in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees, and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. Specifically, our operations could be disrupted by the obligations of our personnel to perform military service. Many of our employees based in Israel may be called upon to perform military reserve duty and, in emergency circumstances, may be called to immediate and unlimited active duty. If this were to occur, our operations could be disrupted by the absence of a significant number of employees, which could materially adversely affect our business and results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our common stock. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Israel's most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. Uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, as well as any instability with respect to the current public dispute over certain legal and other reforms pursued by the current government or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Certain tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2021 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current "Preferred Enterprise" is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

Risks Related to Ownership of our Common Stock

The market price for our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchased your shares.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

- actual or anticipated changes or fluctuations in our results of operations;

- the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

- announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships, or capital commitments;

- industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- future sales or expected future sales of our common stock;

- investor perceptions of us and the industries in which we operate;

- price and volume fluctuations in the overall stock market from time to time;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

- announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

- actual or perceived breaches of, or failures relating to, data privacy, data protection or data security;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- actual or anticipated changes in our management or our board of directors;

- general economic conditions and slow or negative growth of our target markets; and

- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

An active public trading market may not be sustained.

An active public trading market for our common stock may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The market price of our common stock may decline and you may not be able to resell your shares of our common stock at or above the price at which you purchased your shares, or at all. The lack of an active trading market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.

Our principal stockholders continue to have significant influence over us.

Our principal stockholders each holding more than 5% of our outstanding common stock collectively beneficially owned a majority of our outstanding common stock as of December 31, 2022. These stockholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation, or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these stockholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other stockholders. For instance, these stockholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock. This concentration of ownership may also affect the prevailing market price of our common stock due to investors' perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.

Future sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. As of February 18, 2023, we had 134,826,086 shares of our common stock outstanding. All shares of our common stock may be resold in the public market immediately without restriction, unless restricted as a result of securities laws or purchased or held by one of our affiliates, in which case the resale of such securities will generally be subject to volume limitations and other requirements under Rule 144 of the Securities Act.

In addition, a significant portion of the holders of our common stock are entitled to certain rights with respect to the registration of these shares under the Securities Act pursuant to our Investors' Rights Agreement. We have also registered the offer and sale of all common stock that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market.

The market price of our common stock may drop significantly when we register the sale of our stockholders' remaining shares of our common stock or if there is an expectation that such a registration of shares will occur. A decline in the trading price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may impair your ability to sell shares of our common stock at a price higher than the price you paid for them or at all.

Your ownership and voting power may be diluted by the issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.

We have 865,173,914 shares of common stock authorized but unissued, based on the number of shares of our common stock outstanding as of February 18, 2023. Subject to compliance with applicable rules and regulations, we may issue common stock or securities convertible into common stock from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of December 31, 2022, we had 25,988,465 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.56 per share, 16,618,550 of which were vested as of such date, 7,469,000 shares of our common stock issuable upon the vesting of restricted stock units and 5,492,262 additional shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan. Any additional shares of common stock that we issue, including under our 2021 Incentive Award Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of outstanding warrants, would dilute the percentage ownership and voting power held by existing stockholders. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of common stock. Any such issuance could substantially dilute the ownership and voting power of our existing stockholders and cause the market price of our common stock to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our Certificate of Incorporation authorizes us to issue one or more series of preferred stock. Our board of directors have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of our company, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock. See also "Our stockholder rights plan, or "poison pill," includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable" and Note 15 (Shareholders' Equity - Rights Agreement, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and depress the market price of our common stock.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our Certificate of Incorporation and Bylaws contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors, including transactions in which stockholders might otherwise receive a premium for their shares. Among others, our Certificate of Incorporation and Bylaws include the following provisions:

- the delegation to our board of directors of the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by any such expansion or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our board of directors;

- the division of our board of directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

- advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company;

- a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;

- a forum selection clause, which means certain litigation against us can only be brought in Delaware;

- no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;

- directors will only be able to be removed for cause and only by the affirmative vote of two-thirds of the then outstanding voting power of our capital stock;

- certain amendments to our Certificate of Incorporation and Bylaws will require the approval of two-thirds of the then outstanding voting power of our capital stock;

- the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, will be required for stockholders to amend or adopt any provision of our Bylaws; and

- the authorization of undesignated or "blank check" preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders, which could be used to significantly dilute the ownership and voting rights of a hostile acquirer.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, as a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the common stock or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder.

Any provision of our Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed by investors as discouraging future takeover attempts or other transactions that may be in the best interests of our stockholders or that may otherwise enable them to obtain a greater return on their investment, which may impair your ability to sell shares of our common stock at a price greater than the price you paid for them or at all.

Our stockholder rights plan, or "poison pill," includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable.

On August 7, 2022, our Board of Directors approved and adopted a Rights Agreement, dated as of August 7, 2022 (the "Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Pursuant to the Rights Agreement, the Board declared a dividend of one preferred stock purchase right (each, a "Right") for each share of our common stock outstanding at the close of business on August 22, 2022. Each Right will entitle the registered holder thereof, after the Rights become exercisable and until August 6, 2023 (or the earlier redemption, exchange, or termination of the Rights), to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the "Series A Preferred"), of the Company at a price of $13.00 per one one-thousandth of a share of the Series A Preferred. The complete terms of the Rights are set out in the Rights Agreement.

The Rights have certain anti-takeover effects, including potentially discouraging a takeover that stockholders may consider favorable. The Rights Agreement will cause substantial dilution to any person or group that acquires beneficial ownership of 10% (20% in the case of a passive institutional investor) or more of the Company's common stock without the approval of the Board of Directors. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board of Directors. The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board. The Rights Agreement also does not prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or other agents to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws (as either may be amended and/or restated), or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine. Under our Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or other agents, which may discourage such lawsuits against us and our directors, officers, employees, and other agents. Alternatively, if a court were to find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.

Our Certificate of Incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation, to the fullest extent permitted from time to time by Delaware law, renounces any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder who is not employed by us or our subsidiaries (each such person, an "exempt person"). In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity.

As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors, or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business and growth prospects.

Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our management team have little experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our operation as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management's time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our operation as a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition, and results of operations.

Additionally, as a public company, we may from time to time be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition, and results of operations.

In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies." These provisions include, among other exemptions, that:

- we are required to have only two years of Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

- we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

- we are not required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes;" and

- we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the closing of our IPO or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have $1.235 billion or more in annual revenue in any fiscal year, (ii) the market value of our common stock held by non-affiliates is at least $700 million as of the end of our most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. The JOBS Act also permits an emerging growth company like us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or be more volatile.

We do not anticipate paying dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and the repayment of outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our Credit Facilities. Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase shares of our common stock may be unable to realize a return on their investment except by selling sell such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.

The current uncertainty in the global economy and financial and stock markets may depress our stock price, which may cause stockholders, activists and others to take advantage of the distressed stock price and pursue aggressive actions that may not be in the interests of all stockholders.

The current uncertainty in the global economy and financial and stock markets, by itself or coupled with our dependency on existing customers' demand and exposure to change in demand by our customers, including as a result of reasons beyond our control, as well as other risk factors described herein, may have an adverse effect on our business, operations, financial results and prospects. As a result of this or any of the other factors described above, investors' perceptions of our business and the market price of our common stock could be adversely affected. Those circumstances may encourage certain stockholders, activists and others to take advantage of the distressed stock price and market conditions to pursue aggressive or hostile actions that may not be in the interests of all of our stockholders.

General Risk Factors

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the pandemic related to COVID-19 and its variants, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.

From time to time we may provide estimates of market opportunity and forecasts of market growth. These estimates may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

Any estimates of market opportunity and forecasts of market growth that we provide may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this Annual Report on Form 10-K.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet our size estimates and growth forecasts, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth that we provide should not be taken as indicative of our future growth.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, the market price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a recently public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our common stock would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Increased attention to environmental, social and governance ("ESG") matters may require us to incur additional costs or otherwise adversely impact our business.

Increased attention to climate change; diversity, equity, and inclusion; and other ESG issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable or lack of ESG ratings could lead to negative investor sentiment toward us and/or our industry, which could have a negative impact on our access to and costs of capital. To the extent ESG matters negatively impact our reputation, we may also not be able to compete as effectively to recruit or retain employees. We may take certain actions, including the establishment of ESG-related goals or targets, to improve the ESG profile of our Company and/or offerings and/or respond to stakeholder demand; however, such actions may be costly, lengthy, or be subject to numerous conditions that are outside our control, and we cannot guarantee that such actions will have the desired effect.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that we have not independently verified or cannot be independently verified. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers or customers, which may adversely impact our business, financial condition, or results of operations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our headquarters are located in New York, NY, where we lease approximately 13,815 square feet of office space. The lease expires in July 2027. Starting from June 2022, we also lease approximately 5,926 square meters (approximately 63,784 square feet) of office space in Bnei-Brak, Israel, for our Israeli center, where among others, our primary research and development, human resources, and certain other finance and administrative activities are based. The lease for our research and development center expires in November 2027 with two extension options of five years each. As the leased area in Bnei-Brak is expected to be available for our use commencing March 2023, we have secured a short term lease of approximately 3,860 square meters (approximately 41,549 square feet) of office space in Ramat Gan, Israel, that expires on March 2023. We also subscribe for co-working office spaces in St. Louis, Memphis, Sydney, Singapore, London, Lisbon, and Jerusalem. We lease all of our current facilities and do not own real estate property. We believe that our current facilities are adequate to meet our current needs for the immediate future.

Item 3. Legal Proceedings.

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

On July 21, 2021, our common stock began trading on the Nasdaq Global Select Market under the symbol "KLTR." Prior to that time, there was no public market for our common stock.

Holders

As of February 22, 2023, there were 799 holders of record of our common stock. The number of record holders does not include persons who hold shares of our common stock in nominee or "street name" accounts through brokers.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and to make payments on our outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our Credit Facilities.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchaser

None.

Performance Graph

The following graph and table illustrate the total return from July 21, 2021 through December 31, 2022, for (i) our common stock, (ii) the Nasdaq Composite Index, and (iii) the Nasdaq Computer & Data Processing Index. The graph and the table assume that $100 was invested on July 21, 2021 in each of our common stock, the Nasdaq Composite Index, and the Nasdaq Computer & Data Processing Index, and that any dividends were reinvested.

The graph uses the closing market price on July 21, 2021 of $12.00 per share as the initial value of our common stock. The stock price performance of the following graph is not necessarily indicative of future stock price performance. The comparisons reflected in the graph and table are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Use of Proceeds

On July 23, 2021, we completed our IPO, in which we issued and sold 15,000,000 shares of our common stock at a price to the public of $10.00 per share. On August 6, 2021, we issued and sold an additional 2,250,000 shares of our common stock at a price of $10.00 per share in connection with the underwriters' exercise in full of their option to purchase additional shares of our common stock. All shares sold were registered pursuant to a registration statement on Form S-1 (File No. 333-253699), as amended (the "Registration Statement"), declared effective by the SEC on July 20, 2021. We used $22.5 million of our net proceeds from the IPO to repay the outstanding principal balance under our Revolving Credit Facility. Such payment was not made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. Other than the foregoing, there has been no material change in the expected use of the net proceeds from our IPO as described in the Prospectus.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A, "Risk Factors" and other factors set forth in other parts of this Annual Report on Form 10-K.

This section of our Annual Report on Form 10-K discusses our financial condition and results of operations for the fiscal years ended December 31, 2022 and 2021, and year-to-year comparisons between fiscal 2022 and fiscal 2021. A discussion of our financial condition and results of operations for the fiscal year ended December 31, 2020 and year-to-year comparisons between fiscal 2021 and fiscal 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 25, 2022.

Overview

Our mission is to power any video experience, for any organization. Kaltura's "Video Experience Cloud" powers live, real-time, and on-demand video for virtual and hybrid events, webinars, online learning, and video portals for companies across all industries. We also offer industry-specific video solutions for the Education and Media and Telecom industries. The platform includes an extensive array of Application Programming Interfaces ("APIs") and developers tools that enable developers to build other video workflows, products, industry solutions.

Our products are used by leading brands across all industries, reaching millions of users, at home, at school and at work, for communication, collaboration, virtual and hybrid events, marketing, sales, customer care, learning, and entertainment experiences. With our flexible offerings, customers can experience the benefits of video across a wide range of use cases, while customizing their deployments to meet their individual, dynamic needs.

Our business was founded in 2006.

We generate revenue primarily through the sale of Software-as-a-Service ("SaaS") and Platform-as-a-Service ("PaaS") subscriptions, and additional revenue from term license subscriptions. We also generate revenue through the sale of professional services associated with the implementation of deployments for new and existing customers.

In August 2022, our Board of Directors approved a strategic restructuring program (the "2022 Restructuring Plan") to streamline our operations in order to support our investment in critical growth areas. The 2022 Restructuring Plan included, among other things, a workforce reduction of approximately 10% of our employees. In connection with the 2022 Restructuring Plan, during the year ended December 31, 2022, we recorded expenses of $1,238, all for one-time employee termination benefits. The 2022 Restructuring Plan was substantially completed in 2022. On January 3, 2023, our Board of Directors approved a re-organization plan (the "2023 Reorganization Plan" and together with the 2022 Restructuring Plan, the "Reorganization Plans") that included, among other things, downsizing an additional 11% of our workforce and adapting our organizational structure, roles, and responsibilities accordingly. The total cost reduction from the downsizing in connection with the 2023 Reorganization Plan on an annualized basis is expected to be approximately $16 million. The 2023 Reorganization Plan is focused on realigning our operations to further increase efficiency and productivity, in reaction to the current macro-economic climate. The 2023 Reorganization Plan's main objectives are to position the Company for lower demand, spend, and available budgets across our market segments, align our business strategy in light of these market conditions and support our growth initiatives and return path to profitability. In connection with the 2023 Reorganization Plan, we expect to incur pre-tax charges of approximately $1 million, primarily for severance and related costs, all of which are expected to be expensed in the first quarter of 2023. All of these charges are expected to result in cash expenditures.

The 2023 Reorganization Plan is expected to be substantially completed in the first half of 2023. See Note 18, Restructuring Activities, for further information.

We organize our business into two reporting segments: (i) Enterprise, Education, and Technology ("EE&T"); and (ii) Media and Telecom ("M&T"). These segments share a common underlying platform consisting of our API-based architecture, as well as unified product development, operations, and administrative resources.

- **Enterprise, Education & Technology**: Includes revenue from all of our products, industry solutions for education customers, and Media Services (except for Media and Telecom customers), as well as associated professional services for those offerings. Subscription revenues are primarily generated on a per full-time equivalent basis for on-demand and live products and solutions, per host basis for real-time-conferencing products and solutions, and per participant basis for the Hybrid and Virtual Events product (which intersects on-demand, live, and real-time-conferencing video). Contracts are generally 12 to 36 months in length. Billing is primarily done on an annual basis.

- **Media & Telecom**: Includes revenue from our Cloud TV, Streaming Platform, and Media Services for media and telecom customers, as well as associated professional services for those offerings. Revenues are generated on a per end-subscriber basis for telecom customers, and on a per video play basis for media customers. Contracts are generally two to five years in length. Billing is generally done on a quarterly or annual basis. It generally takes from six to 12 months to implement M&T offerings. The upfront resources required for implementation of our Media & Telecom solutions generally exceed those of our other offerings, resulting in a longer period from initial booking to go-live and a higher proportion of professional services revenue as a percentage of overall revenue. Additionally, a higher proportion of revenue comes from customers who choose to license our offerings through private cloud and on-premise deployments, which also impacts our gross margin.

Reflected below is a summary of reportable segment revenue and reportable segment gross profit for the years ended December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,					
	2022		**2021**		**2020**	
	(in thousands)					
Revenue						
Enterprise, Education & Technology	$	120,190	$	118,932	$	80,449
Media & Telecom		48,621		46,084		39,991
Total Revenue	$	168,811	$	165,016	$	120,440
Gross Profit						
Enterprise, Education & Technology		83,812		84,196		58,539
Media & Telecom		23,128		18,506		14,236
Total Gross Profit	$	106,940	$	102,702	$	72,775

We employ a land and expand strategy with the aim of having our customers increase their usage of our offerings and/or purchase additional offerings over time. Our ability to expand within our existing customer base is reflected by our Net Dollar Retention Rate (as defined below). For the years ended December 31, 2022 and 2021, our Net Dollar Retention Rate was 100% and 118%, respectively. We also grew our Annualized Recurring Revenue (as defined below), by 6% in the three months ended December 31, 2022, compared to the three months ended December 31, 2021, demonstrating our ability to land new customers with higher spending levels and increase revenue from our existing customers.

For any given year, a large majority of our revenue comes from existing customers, with whom we are in active dialogue and tend to have visibility into their expected usage of our offerings.

We focus our selling efforts on large organizations and sell our solutions primarily through direct sales teams and account teams. In addition, we are investing in low-touch and self-serve offerings for smaller customers.

Impact of COVID-19/Macroeconomic Events

Prior to the COVID-19 pandemic, the market demand for our solutions was growing at a robust rate, with numerous tailwinds for long-term growth, and that demand accelerated mainly in 2021 as a result of the pandemic. As the effects of the COVID-19 pandemic subsided in 2022 and the worsening economic climate and recession headwinds led to lower demand, we did not see this trend continue in 2022 and do not expect it to continue in 2023. Moreover, due to the worsening economic climate we expect to face lower demand, spend, and available budgets across our market segments, and other adverse effects, although we cannot predict nor fully assess the actual impact, length and depth of such downturn. In order to adapt to these changes, we have adopted the Reorganization Plans as elaborated above, that included, among other things, downsizing our workforce and adapting our organizational structure, roles, and responsibilities accordingly. In particular, the 2023 Reorganization Plan is focused on realigning our operations to further increase efficiency and productivity, in reaction to the current macro-economic climate. As market fluctuations have not yet stabilized, it is not possible at this time to estimate the ultimate impact and results of these developments on our business, financial condition and results of operations.

For additional information, see Part I, Item 1A. "Risk Factors - Risks Related to Our Business and Industry—We may not be able to successfully assess or mitigate the worsening economic climate and its direct and indirect impact on our business and operations, including our customers and vendors, or to correctly predict the duration and depth of the current instability of the global economy and take the right or sufficient measures to address it, and as a result our business, financial condition, results of operations and prospects would be adversely affected" and "Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could adversely affect our business, financial condition and results of operations."

Key Factors Affecting Our Performance

Expansion of our Platform

We believe our platform is ideally suited for expansion across solutions, industries, and use cases. For example, in 2020, we entered the real-time conferencing market with the introduction of our Virtual and Hybrid Events, Webinars, and Online Learning products, focusing on learning, training, events, and marketing. In 2021 and 2022 we expanded the capabilities of our Virtual & Hybrid Events product to support a broader range of event types and use cases and fitted them to also address low-touch and self-serve sales. We believe these products present a significant long-term opportunity, and we intend to harness our growing presence with them. Additionally, we will continue to invest in new video products for training, communication and collaboration, sales, marketing, and customer care, as we extend our platform into more industries.

Acquiring New Customers

We are focused on continuing to grow the number of customers that use our solutions. Additionally, we are investing in low-touch and self-serve offerings that can be sold by inside-sales teams or completely online, as well as in distribution channels. We believe this will enable us to efficiently acquire smaller customers across all industries – beyond enterprises into SMEs, beyond universities into K-12 schools, beyond tier 1 media and telecom companies to tier 2 and 3 media and telecom companies, and beyond providing Media Services to large technology companies to also addressing smaller technology firms and startups.

Increasing Revenue from Existing Customers

We are focused on increasing sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions. For the year ended December 31, 2022, our Net Dollar Retention Rate was 100%. In order for us to increase revenue within our customer base, we will need to maintain engineering-level customer support and continue to introduce new products and features as well as innovative new use cases that are tailored to our customers' needs.

Continued Investment in Growth

Although we have invested significantly in our business to date, we believe that we still have a significant market opportunity ahead of us. We intend to continue to make investments to support the growth and expansion of our business and to increase revenue. We believe there is a significant opportunity to continue our growth. We expect that our cost of revenue and operating expenses will fluctuate over time.

Key Financial and Operating Metrics

We measure our business using both financial and operating metrics. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time, and technology investments, and assess the near-term and long-term performance of our business. The key financial and operating metrics we use are:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	(in thousands)					
Annualized Recurring Revenue	$	159,238	$	150,800	$	116,643
Net Dollar Retention Rate		100 %		118 %		107 %
Remaining Performance Obligations	$	171,660	$	185,484	$	140,955

Annualized Recurring Revenue

We use Annualized Recurring Revenue ("ARR") as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts. We calculate ARR by annualizing our recurring revenue for the most recently completed fiscal quarter. Recurring revenues are generated from SaaS and PaaS subscriptions, as well as term licenses for software installed on the customer's premises ("On-Prem"). For the SaaS and PaaS components, we calculate ARR by annualizing the actual recurring revenue recognized for the latest fiscal quarter. For the On-Prem components for which revenue recognition is not ratable across the license term, we calculate ARR for each contract by dividing the total contract value (excluding professional services) as of the last day of the specified period by the number of days in the contract term and then multiplying by 365. Recurring revenue excludes revenue from one-time professional services and setup fees. ARR is not adjusted for the impact of any known or projected future customer cancellations, upgrades or downgrades, or price increases or decreases.

The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades or downgrades, pending renewals, professional services revenue, foreign exchange rate fluctuations and acquisitions or divestitures. ARR should be viewed independently of revenue as it is an operating metric and is not intended to be a replacement or forecast of revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Net Dollar Retention Rate

Our Net Dollar Retention Rate, which we use to measure our success in retaining and growing recurring revenue from our existing customers, compares our recognized recurring revenue from a set of customers across comparable periods. We calculate our Net Dollar Retention Rate for a given period as the recognized recurring revenue from the latest reported fiscal quarter from the set of customers whose revenue existed in the reported fiscal quarter from the prior year (the numerator), divided by recognized recurring revenue from such customers for the same fiscal quarter in the prior year (denominator). For annual periods, we report Net Dollar Retention Rate as the arithmetic average of the Net Dollar Retention Rate for all fiscal quarters included in the period. We consider subdivisions of the same legal entity (for example, divisions of a parent company or separate campuses that are part of the same state university system) to be a single customer for purposes of calculating our Net Dollar Retention Rate. Our calculation of Net Dollar Retention Rate for any fiscal period includes the positive recognized recurring revenue impacts of selling new services to existing customers and the negative recognized recurring revenue impacts of contraction and attrition among this set of customers. Our Net Dollar Retention Rate may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, and our ability to retain our customers. Our calculation of Net Dollar Retention Rate may differ from similarly titled metrics presented by other companies.

Remaining Performance Obligations

Remaining Performance Obligations represents the amount of contracted future revenue that has not yet been delivered, including both subscription and professional services revenues. Remaining Performance Obligations consists of both deferred revenue and contracted non-cancelable amounts that will be invoiced and recognized in future periods. As of December 31, 2022, our Remaining Performance Obligations was $171.7 million, which consists of both billed consideration in the amount of $61.1 million and unbilled consideration in the amount of $110.6 million that we expect to invoice and recognize in future periods. We expect to recognize 60% of our Remaining Performance Obligations as revenue over the next 12 months and the remainder thereafter, in each case, in accordance with our revenue recognition policy.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating the performance of our business.

We define EBITDA as net profit (loss) before interest expense, net, provision for income taxes and depreciation and amortization expenses. Adjusted EBITDA is defined as EBITDA (as defined above), adjusted for the impact of certain non-cash and other items that we believe are not indicative of our core operating performance, such as non-cash stock-based compensation expenses, abandonment costs, gain from sale of property and equipment, facility exit and transition costs, restructuring charges and other non-recurring operating expenses.

Adjusted EBITDA is a supplemental measure of our performance, is not defined by or presented in accordance with GAAP, and should not be considered in isolation or as an alternative to net profit (loss) or any other performance measure prepared in accordance with GAAP. Adjusted EBITDA is presented because we believe that it provides useful supplemental information to investors and analysts regarding our operating performance and is frequently used by these parties in evaluating companies in our industry. By presenting Adjusted EBITDA, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance. We believe that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Additionally, our management uses Adjusted EBITDA as a supplemental measure of our performance because it assists us in comparing the operating performance of our business on a consistent basis between periods, as described above.

Although we use EBITDA and Adjusted EBITDA, as described above, EBITDA and Adjusted EBITDA, have significant limitations as analytical tools. Some of these limitations include:

- such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

- such measures do not reflect changes in, or cash requirements for, our working capital needs;

- such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

- such measures do not reflect our tax expense or the cash requirements to pay our taxes;

- although depreciation and amortization expense and non-cash stock-based compensation expense are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate such measures differently than we do, thereby further limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. Adjusted EBITDA includes an adjustment for non-cash stock-based compensation expenses. It is reasonable to expect that this item will occur in future periods. However, we believe this adjustment is appropriate because the amount recognized can vary significantly from period to period, does not directly relate to the ongoing operations of our business, and complicates comparisons of our internal operating results between periods and with the operating results of other companies over time. Each of the normal recurring adjustments and other adjustments described above help to provide management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations. Nevertheless, because of the limitations described above, management does not view EBITDA, or Adjusted EBITDA in isolation and also uses other measures, such as revenue, operating loss, and net loss, to measure operating performance.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

		Year Ended December 31,				
		2022		**2021**		**2020**
Net loss	$	(68,495)	$	(59,351)	$	(58,763)
Financial expenses, net [a]		4,248		20,106		46,721
Provision for income taxes		7,868		6,570		3,553
Depreciation and amortization		2,707		2,412		3,708
EBITDA		(53,672)		(30,263)		(4,781)
Non-cash stock-based compensation expense		23,645		17,065		5,114
Abandonment costs [b]		—		—		3,969
Gain on sale of property and equipment [c]		—		(757)		—
Other operating expenses [d]		—		1,724		—
Facility exit and transition costs [e]		524		—		—
Restructuring [f]		1,238		—		—
Adjusted EBITDA	$	(28,265)	$	(12,231)	$	4,302

(a) The years ended December 31, 2022, 2021 and 2020 include $0, $15.0 million and $41.5 million , respectively, of remeasurement of warrants to fair value and $2.3 million, $3.0 million and $4.1 million, respectively, of interest expenses.

(b) The year ended December 31, 2020 includes a $4.0 million one-time expense related to the abandonment of data center equipment in connection with our transition to public cloud infrastructure.

(c) The year ended December 31, 2021 includes a gain on sale of data center equipment in connection with our transition to public cloud infrastructure.

(d) Other operating expenses in the year ended December 31, 2021 consisted of expenses related to the forgiveness of loans to certain of our directors and executive officers in connection with the public filing of the registration statement in connection with our initial public offering.

(e) Facility exit and transition costs for the year ended December 31, 2022 include losses from sale of fixed assets and other costs associated with moving to our temporary office in Israel

(f) The year ended December 31, 2022, include one-time employee termination benefits incurred in connection with the 2022 Restructuring Plan.

Revenue

Subscription

Our revenues are mainly comprised of revenue from SaaS and PaaS subscriptions. SaaS and PaaS subscriptions provide access to our Video Experience Cloud which powers all types of video experiences: live, real-time, and on-demand video. We provide access to our platform either as a cloud-based service, which represent most of our SaaS and PaaS subscriptions, or, less commonly, as a term license to software installed on the customer's premises. Revenue from SaaS and PaaS subscriptions is recognized ratably over the time of the subscription, beginning from the date on which the customer is granted access to our Video Experience Cloud. Revenue from the sale of a term license is recognized at a point in time in which the license is delivered to the customer. Revenue from post-contract services ("PCS") included in On-Prem deals is recognized ratably over the period of the PCS.

Professional Services

Our revenue also includes professional services, which consist of consulting, integration and customization services, technical solution services and training related to our video experience. In some of our arrangements, professional services are accounted for as a separate performance obligation, and revenue is recognized upon rendering of the service.

In some of our SaaS and PaaS subscriptions, we determined that the professional services are solely set up activities that do not transfer goods or services to the customer and therefore are not accounted for as a separate performance obligation and are recognized ratably over the time of the subscription.

Cost of Revenue

Cost of subscription revenue consists primarily of employee-related costs including payroll, benefits and stock-based compensation expense for operations and customer support teams, costs of cloud hosting providers and other third-party service providers, amortization of capitalized software development costs and acquired technology and allocated overhead costs.

Cost of professional services consists primarily of personnel costs of our professional services organization, including payroll, benefits, and stock-based compensation expense, allocated overhead costs and other third-party service providers.

The costs associated with providing professional services are significantly higher as a percentage of related revenue than the costs associated with delivering our subscriptions due to the labor costs of providing professional services. As such, the implementation and professional services costs relating to an arrangement with a new customer are more significant than the costs to renew an existing customer's license and support arrangement.

Cost of revenue decreased in absolute dollars from the year ended December 31, 2021 to the year ended December 31, 2022. For the years ended December 31, 2022 and 2021, our cost of revenue was $61,871 and $62,314, respectively.

Gross Margins

Gross margins have been and will continue to be affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenue between SaaS and PaaS subscriptions, software licenses, maintenance and support and professional services, onboarding of new media and telecom customers, hosting of major virtual events and changes in cloud infrastructure and personnel costs.

For the years ended December 31, 2022, 2021 and 2020, our gross margins were 63% (74% for subscription and (33)% for professional services), 62% (72% for subscription and (12)% for professional services) and 60% (73% for subscription and (17)% for professional services), respectively.

For our EE&T segment, gross margins for the years ended December 31, 2022, 2021 and 2020 were 70% (78% for subscription and (63)% for professional services), 71% (78% for subscription and (5)% for professional services) and 73% (81% for subscription and (33)% for professional services), respectively.

For our M&T segment, gross margins for the years ended December 31, 2022, 2021 and 2020 were 48% (63% for subscription and (13)% for professional services), 40% (56% for subscription and (19)% for professional services) and 36% (51% for subscription and (8)% for professional services), respectively.

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting and professional fees for third-party development resources and software subscriptions. We expect our research and development expenses to decrease in both absolute dollars and as a percentage of revenue for the near and medium-term, as we implement our Reorganization Plans, improving efficiency and productivity while further dedicating substantial resources to develop, improve, and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs and amortization of acquired customer relationships intangible assets. We expect our sales and marketing expenses to decrease both on an absolute dollar basis and as a percentage of revenue for the near and medium-term, as we implement our Reorganization Plans, improving efficiency and productivity while we continue our focused investment to support our growth.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, information technology, and legal functions, including salaries and other direct personnel-related costs. We expect our general and administrative expenses to be relatively stable both on an absolute dollar basis and as a percentage of revenue for the near and medium-term, as a combined result of implementation of our Reorganization Plans and focused investment to support our growth.

We allocate overhead costs such as rent, utilities, and supplies to all departments based on relative headcount to each operating expense category.

Financial Expenses, Net

Financial expenses, net consists of interest expense accrued or paid on our indebtedness and the change in the fair value of warrants to purchase our preferred and common stock in the comparative period, net of interest income earned on our cash balances and marketable securities. Financial expenses, net also includes foreign exchange gains and losses and bank fees. We expect interest expenses to vary each reporting period depending on the amount of outstanding indebtedness and prevailing interest rates.

We expect interest income will vary in each reporting period depending on our average cash and marketable securities balances during the period and applicable interest rates.

Provision for Income Taxes

We are subject to taxes in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our U.S. deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Results of Operations

The following table summarizes key components of our results of operations. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Revenue:				
Enterprise, Education & Technology	$ 120,190	$ 118,932	$ 1,258	1 %
Media & Telecom	48,621	46,084	2,537	6 %
Total revenue	168,811	165,016	3,795	2 %
Cost of revenue	61,871	62,314	(443)	(1)%
Total gross profit	106,940	102,702	4,238	4 %
Operating expenses:				
Research and development expenses	57,387	48,376	9,011	19 %
Sales and marketing expenses	59,280	45,788	13,492	29 %
General and administrative expenses	45,414	39,489	5,925	15 %
Restructuring	1,238	—	1,238	
Other operating expenses	—	1,724	(1,724)	
Total operating expenses	163,319	135,377	27,942	21 %
Loss from operations	56,379	32,675	23,704	73 %
Financial expenses, net	4,248	20,106	(15,858)	(79)%
Loss before provision for income taxes	60,627	52,781	7,846	15 %
Provision for income taxes	7,868	6,570	1,298	20 %
Net loss	$ 68,495	$ 59,351	$ 9,144	15 %

Comparison of the Years Ended December 31, 2022 and 2021

Segments

We currently manage and report operating results through two reportable segments.

- **Enterprise, Education & Technology** (71% and 72% of revenue for the year ended December 31, 2022 and 2021, respectively): Our EE&T segment represents revenues from all of our products, industry solutions for education customers, and Media Services (except for M&T customers), as well as associated professional services for those offerings.

- **Media & Telecom** (29% and 28% of revenue for the year ended December 31, 2022 and 2021, respectively): Our M&T segment primarily represents revenues from our TV Solution and Media Services sold to media and telecom customers.

Enterprise, Education & Technology

The following table presents our EE&T segment revenue and gross profit (loss) for the years indicated:

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Enterprise, Education & Technology revenue:				
Subscription	$113,551	$108,842	$ 4,709	4 %
Professional services	6,639	10,090	(3,451)	(34)%
Total Enterprise, Education & Technology revenue	$120,190	$118,932	$ 1,258	1 %
Total Enterprise, Education & Technology gross profit (loss):				
Subscription	$ 88,006	$ 84,701	$ 3,305	4 %
Professional services	(4,194)	(505)	(3,689)	(730)%
Total Enterprise, Education & Technology gross profit	$ 83,812	$ 84,196	$ (384)	0 %

Enterprise, Education & Technology Revenue

Total EE&T revenue increased by $1.3 million, or 1%, to $120.2 million for the year ended December 31, 2022, from $118.9 million for the year ended December 31, 2021. The increase is mainly attributable to a $5.0 million increase in revenue from new customers, partially offset by a $3.7 million decrease from existing customers. The revenue decrease is partially attributable a reduction of approximately $1.6 million as a result of currency headwinds that occurred during the year.

EE&T subscription revenue increased by $4.7 million or 4%, to $113.6 million for the year ended December 31, 2022, from $108.8 million for the year ended December 31, 2021.

EE&T professional services revenue decreased by $3.5 million, or 34%, to $6.6 million for the year ended December 31, 2022, from $10.1 million for the year ended December 31, 2021. The decrease is mainly due to fewer large-scale virtual events of the type that typically require substantial professional services.

Enterprise, Education & Technology Gross Profit

EE&T subscription gross profit increased by $3.3 million, or 4%, to $88.0 million for the year ended December 31, 2022, from $84.7 million for the year ended December 31, 2021. This increase was mainly due to a $4.7 million increase in revenue, partially offset by a $1.4 million increase in production costs.

EE&T professional services gross loss increased by $3.7 million, or 730%, to $4.2 million for the year ended December 31, 2022, from a gross loss of $0.5 million for the year ended December 31, 2021. This decrease was mainly due to a $3.5 million decrease in professional services revenue.

Media & Telecom

The following table presents our M&T segment revenue and gross profit for the periods indicated:

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Media & Telecom revenue:				
Subscription	$ 38,929	$ 36,124	$ 2,805	8 %
Professional services	9,692	9,960	(268)	(3)%
Total Media & Telecom revenue	$ 48,621	$ 46,084	$ 2,537	6 %
Media & Telecom gross profit (loss):				
Subscription	$ 24,375	$ 20,398	$ 3,977	19 %
Professional services	(1,247)	(1,892)	645	(34)%
Total Media & Telecom gross profit	$ 23,128	$ 18,506	$ 4,622	25 %

Media & Telecom Revenue

M&T revenue increased by $2.5 million, or 6%, to $48.6 million for the year ended December 31, 2022, from $46.1 million for the year ended December 31, 2021. The increase is mainly attributable to a $1.4 million increase in revenue from existing customers and a $1.1 million increase in revenue from new customers. The increase in revenue from existing customers also embodies an approximate revenue reduction of $2.5 million as a result of currency headwinds that occurred during the year.

M&T subscription revenue increased by $2.8 million, or 8%, to $38.9 million for the year ended December 31, 2022, from $36.1 million for the year ended December 31, 2021. The increase is mainly attributable to a $0.5 million increase related to new customers, and a $2.3 million increase from existing customers. The increase in M&T subscription revenue from existing customers also embodies an approximate revenue reduction of $2.1 million as a result of currency headwinds that occurred during the year.

M&T professional services revenue decreased by $0.3 million, or 3%, to $9.7 million for the year ended December 31, 2022, from $10.0 million for the year ended December 31, 2021.

Media & Telecom Gross Profit

M&T gross profit increased by $4.6 million, or 25%, to $23.1 million for the year ended December 31, 2022, from $18.5 million for the year ended December 31, 2021. This increase was mainly due to a $2.5 million increase in revenue, and a 8 percentage point increase in gross margin to 48% for the year ended December 31, 2022 from 40% for the year ended December 31, 2021. The increase in gross margin was attributable primarily to improvement in production costs and higher efficiency of our operations teams leading to lower compensation costs as a percentage of revenue.

M&T subscription gross profit increased by $4.0 million, or 19%, to $24.4 million for the year ended December 31, 2022, from $20.4 million for the year ended December 31, 2021.

M&T professional services gross loss decreased by $0.6 million, or 34%, to a gross loss of $1.2 million for the year ended December 31, 2022, from a gross loss of $1.9 million for the year ended December 31, 2021.

Operating Expenses

Research and Development expenses

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Employee compensation	$ 43,101	$ 38,981	$ 4,120	11%
Subcontractors and consultants	5,537	3,972	1,565	39%
IT related	5,766	3,273	2,493	76%
Other	2,983	2,150	833	39%
Total research and development expenses	$ 57,387	$ 48,376	$ 9,011	19%

Research and development expenses increased by $9.0 million, or 19%, to $57.4 million for the year ended December 31, 2022, from $48.4 million for the year ended December 31, 2021. The increase was primarily due to a $4.1 million increase in compensation which mainly related to higher headcount and increased stock-based compensation expenses, a $1.6 million increase in subcontractors and consultants expense mainly due to fewer employees and a $2.5 million increase in IT related expenses.

Sales and Marketing expenses

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Employee compensation & commission	$ 48,021	$ 37,160	$ 10,861	29 %
Marketing expenses	5,771	5,057	714	14 %
Travel and entertainment	1,520	259	1,261	487 %
Other	3,968	3,312	656	20 %
Total sales and marketing expenses	$ 59,280	$ 45,788	$ 13,492	29 %

Sales and marketing expenses increased by $13.5 million, or 29%, to $59.3 million for the year ended December 31, 2022, from $45.8 million for the year ended December 31, 2021. The increase was primarily due to a $9.2 million increase in compensation related to higher headcount, a $1.6 million increase in amortization of deferred commission expenses driven by accumulated higher bookings and a $1.3 million increase in travel expenses as a result of the gradual return to pre-COVID-19 pandemic levels of routine air travel among our sales personnel.
.

General and Administrative expenses

	Year Ended December 31,		Period-over-Period Change	
	2022	**2021**	**Dollar**	**Percentage**
	(in thousands, except percentages)			
Employee compensation	$ 30,779	$ 28,371	$ 2,408	8%
Professional fees and insurance	6,208	4,201	2,007	48%
Subcontractors and consultants	1,343	1,222	121	10%
Travel and entertainment	427	200	227	114%
Gain on sale of property and equipment	—	(757)	757	
Other	6,657	6,252	405	6%
Total general and administrative expenses	$ 45,414	$ 39,489	$ 5,925	15%

General and administrative expenses increased by $5.9 million or 15%, to $45.4 million for the year ended December 31, 2022, from $39.5 million for the year ended December 31, 2021. The increase was primarily due to a $2.4 million increase in compensation related to higher headcount and increased stock-based compensation expenses, a $2.0 million increase in professional fees and insurance to support our operation as a public company and a $0.8 million one-time gain from the sale of data center equipment during the year ended December 31, 2021.

Restructuring

Restructuring expenses were $1.2 million for the year ended December 31, 2022, due to the 2022 Restructuring Plan being implemented in the third quarter of 2022 and primarily consisting of employee severance and related costs.

See Note 18 to our consolidated financial statements for additional details regarding the 2022 Restructuring Plan.

Other Operating Expenses

Other operating expenses were $1.7 million during the year ended December 31, 2021, and mainly related to the forgiveness of loans to certain of our directors and executive officers immediately prior to the public filing of the registration statement for our IPO, including related tax gross-up amounts payable by us to such directors and executive officers. We did not incur other operating expenses during the year ended December 31, 2022.

Financial Expenses, net

Financial expenses, net decreased by $15.9 million, or 79%, to $4.2 million for the year ended December 31, 2022, from $20.1 million for the year ended December 31, 2021. The decrease was primarily due to a $15.0 million remeasurement of warrants to fair value recorded in the year ended December 31, 2021, $1.0 million interest income associated with our investments, and $0.7 million lower interest expense due to repayment of our Revolving Credit Facility during December 2021 and principal repayments.

Provision for Income Taxes

Provision for income taxes increased by $1.3 million, or 20%, to $7.9 million for the year ended December 31, 2022, from $6.6 million for the year ended December 31, 2021, primarily due to increased tax liability related to income generated by our subsidiaries organized under the laws of Israel and the United Kingdom.

Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through net cash provided by operating activities, equity issuances, and borrowings under our long-term debt arrangements. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity are expected to be our cash on hand and borrowings available under our Revolving Credit Facility. During December 2021, we repaid in full the outstanding principal balance under our Revolving Credit Facility. As of December 31, 2022, we had no balance outstanding under the Revolving Credit Facility and the total revolving commitment of $35.0 million is available for future borrowings.

We believe that our net cash provided by operating activities, cash on hand, and availability under our Revolving Credit Facility will be adequate to meet our operating, investing, and financing needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under Part I, Item 1A. "Risk Factors" and "—Key Factors Affecting Our Performance."

If necessary, we may borrow funds under our Revolving Credit Facility to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread pandemic related to COVID-19 and its variants, the ongoing conflict between Russia and Ukraine and rising inflation and interest rates have resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Credit Facilities

In January 2021, we entered into a new credit agreement (as amended, the "Credit Agreement") with one of our existing lenders, which provides for a new senior secured term loan facility in the aggregate principal amount of $40.0 million (the "Term Loan Facility") and a new senior secured revolving credit facility in the aggregate principal amount of $10.0 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"). In June 2021, we entered into an amendment to the Credit Agreement (the "First Amendment") to, among other things, increase commitments under the Revolving Credit Facility to $35.0 million, and make certain other changes to certain covenants and definitions. The amount available for borrowing under the Revolving Credit Facility is limited to a borrowing base, which is equal to the product of (a) 800% (which will automatically reduce to 350% on the date the Term Loan Facility is repaid in full), multiplied by (b) monthly Recurring Revenue for the most recently ended monthly period, multiplied by (c) the Retention Rate (in each case, as defined in the Credit Agreement). The Revolving Credit Facility includes a sub-facility for letters of credit in the aggregate availability amount of $10.0 million and a swingline sub-facility in the aggregate availability amount of $5.0 million, each of which reduces borrowing availability under the Revolving Credit Facility.

Borrowings under the Credit Facilities are subject to interest, determined as follows: (a) Eurodollar loans accrue interest at a rate per annum equal to the Eurodollar rate determined for such day plus a margin of 3.50% (the Eurodollar rate is calculated as described in the Credit Agreement, subject to a 1.00% floor, divided by 1.00 minus the maximum effective reserve percentage for Eurocurrency funding), and (b) Alternate Base Rate ("ABR") loans accrue interest at a rate per annum equal to the ABR plus a margin of 2.50% (ABR is equal to the highest of (i) the prime rate and (ii) the Federal Funds Effective Rate plus 0.50%, subject to a 2.00% floor). In addition to paying interest on the principal amounts outstanding under the Credit Facilities, we are required to pay a commitment fee under the Revolving Credit Facility on unused amounts at a rate of 0.25% per annum. We are also required to pay customary letter of credit and agency fees.

We are required to prepay amounts outstanding under the Term Loan Facility with 100% of the net cash proceeds of any indebtedness incurred by us or any of our subsidiaries other than certain permitted indebtedness. In addition, we are required to prepay amounts outstanding under the Credit Facilities with the net cash proceeds of any Asset Sale or Recovery Event (each as defined in the Credit Agreement), subject to certain limited reinvestment rights.

Amounts outstanding under the Credit Facilities may be voluntarily prepaid at any time and from time to time, in whole or in part, without premium or penalty. All voluntary prepayments (other than ABR loans borrowed under the Revolving Credit Facility) must be accompanied by accrued and unpaid interest on the principal amount being prepaid and customary "breakage" costs, if any, with respect to prepayments of Eurodollar loans.

The Term Loan Facility is payable in consecutive quarterly installments on the last day of each fiscal quarter in an amount equal to (x) $250,000 for installments payable on March 31, 2021 through December 31, 2021, (y) $750,000 for installments payable on March 31, 2022 through December 31, 2022, and (z) $1.5 million for installments payable on and after March 31, 2023. The remaining unpaid balance on the Term Loan Facility is due and payable on January 14, 2024, together with accrued and unpaid interest on the principal amount to be paid to, but excluding, the payment date. Borrowings under the Revolving Credit Facility do not amortize and are due and payable on January 14, 2024.

Our obligations under the Credit Facilities are currently guaranteed by Kaltura Europe Limited, and are required to be guaranteed by all of our future direct and indirect subsidiaries other than certain excluded subsidiaries and immaterial foreign subsidiaries. Our obligations and those of Kaltura Europe Limited are, and the obligations of any future guarantors are required to be, secured by a first priority lien on substantially all of our respective assets.

The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability, and the ability of our subsidiaries, to:

- create, issue, incur, assume, become liable in respect of or suffer to exist any debt or liens;

- consummate any merger, consolidation or amalgamation, or liquidate, wind up or dissolve, or dispose of all or substantially all of our or their respective property or business;

- dispose of property or, in the case of our subsidiaries, issue or sell any shares of such subsidiary's capital stock;

- repay, prepay, redeem, purchase, retire or defease subordinated debt;

- declare or pay dividends or make certain other restricted payments;

- make certain investments;

- enter into transactions with affiliates;

- enter into new lines of business; and

- make certain amendments to our or their respective organizational documents or certain material contracts.

The Credit Agreement also contains certain financial covenants that require us to maintain (i) a minimum amount of Annualized Recurring Revenue (as defined in the Credit Agreement) as of the last day of each fiscal quarter (which minimum amount increases through the fiscal quarter ending December 31, 2023) (the "ARR Covenant"), and (ii) Liquidity (as defined in the Credit Agreement) of at least $10 million as of the last day of any calendar month. We were in compliance with these covenants as of December 31, 2022.

The Credit Agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and Change of Control events. "Change of Control" is defined as (a) any "person" or "group" (as defined in Sections 13(d) and 14(d) of the Exchange Act) becoming the beneficial owner of 40% or more of the ordinary voting power for the election of our directors, (b) during any 24-month period, a majority of the members of our board of directors ceasing to be composed of individuals (i) who were members thereof on the first day of such period, (ii) whose election or nomination thereto was approved by individuals referred to in the foregoing clause constituting at least a majority of such board, or (iii) whose election or nomination thereto was approved by individuals referred to in the foregoing clauses (i) and (ii) constituting at least a majority of such board; or (c) at any time, if we cease to own and control 100% of each class of outstanding capital stock of each guarantor free and clear of all liens (other than certain permitted liens).

In December 2021, we repaid in full the outstanding principal balance under our Revolving Credit Facility. As of December 31, 2022, we had no balance outstanding under the Revolving Credit Facility and the total revolving commitment of $35.0 million remains available for future borrowings. As of December 31, 2022, we had approximately $35.8 million of borrowings outstanding under the Term Loan Facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Net cash used in operating activities	$ (46,828)	$ (22,110)
Net cash used in investing activities	(49,757)	(5,242)
Net cash provided by (used in) financing activities	(529)	143,368
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,424)	—
Net increase in cash, cash equivalents, and restricted cash	(98,538)	116,016
Cash, cash equivalents, and restricted cash at beginning of period	144,371	28,355
Cash, cash equivalents and restricted cash at end of period	$ 45,833	$ 144,371

Operating Activities

Net cash flows used in operating activities increased by $24.7 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Net cash used in operating activities of $46.8 million for the year ended December 31, 2022, was primarily due to $68.5 million in incremental net loss, adjusted for non-cash charges of $37.3 million, and net cash of $17.0 million due to changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $2.7 million, stock-based compensation expenses of $23.6 million and amortization of deferred contract acquisitions and fulfillment costs of $10.9 million. The main drivers of net cash outflows that were derived from the changes in operating assets and liabilities were related to an increase in trade receivables of $11.3 million, addition to deferred contract acquisition costs of $11.6 million, an aggregate decrease in employees accruals, accrued expenses and other liabilities of $3.8 million and an increase in prepaid expenses and other assets of $0.4 million, offset by an increase in deferred revenue of $7.5 million and an increase in trade payables of $3.1 million.

Net cash used in operating activities of $22.1 million for the year ended December 31, 2021, was primarily due to $59.4 million in incremental net loss, adjusted for non-cash charges of $43.1 million, and net cash of $5.8 million due to changes in our operating assets and liabilities. Non-cash charges primarily consisted of remeasurement of warrants to fair value of $15.0 million, depreciation and amortization of $2.4 million, stock-based compensation expenses of $17.1 million and amortization of deferred contract acquisitions and fulfillment costs of $8.1 million. The main drivers of net cash outflows that were derived from the changes in operating assets and liabilities were related to an increase in deferred revenue of $6.3 million and an aggregate increase in employees accruals, trade payables and accrued expenses and other liabilities of $10.0 million, partially offset by an addition to deferred contract acquisition costs of $18.1 million, an increase in trade receivables of $1.1 million and an increase in prepaid expenses and other assets of $2.3 million.

Investing Activities

Net cash flows used in investing activities increased by $44.5 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Net cash used in investing activities of $49.8 million for the year ended December 31, 2022 was related to investment in available-for-sale marketable securities of $60.2 million, $4.8 million of capitalized internal use software, investment in restricted bank deposits of $2.6 million, and $1.2 million in capital expenditures, offset by sales and maturities of available-for-sale marketable securities of $19.0 million.

Net cash used in investing activities of $5.2 million for the year ended December 31, 2021 was related to $4.0 million of capitalized internal use software, $1.9 million in capital expenditures, and $0.1 million in purchases of intangible assets, partially offset by proceeds of $0.8 million from the sale of property and equipment.

Financing Activities

Net cash flows used in financing activities increased by $143.9 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Net cash used in financing activities of $0.5 million for the year ended December 31, 2022 was primarily due to $3.0 million of loan repayments and an aggregate outflow of $0.2 million due to principal payment on finance lease and payment of debt issuance costs, offset by proceeds from exercise of stock options of $2.7 million.

Net cash provided by financing activities of $143.4 million for the year ended December 31, 2021 was primarily due to proceeds from our IPO, net of underwriter discounts and commissions of $160.4 million, proceeds from long term loans of $41.9 million, and $1.3 million of proceeds from the exercise of options by employees, offset by $51.8 million of loan repayments, deferred offering costs of $5.2 million, a $1.6 million payment associated with the conversion of Series F redeemable convertible preferred stock, and principal payments of finance lease liabilities of $1.7 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2022:

	Payments Due by Period		
	Less than 1 year	**1-3 years**	**More than 3 years**
	(in thousands)		
Debt obligations [1]	$ 8,808	$ 30,226	$ —
Operating lease obligations [2]	3,206	9,569	14,191
Purchase obligations [3]	13,427	41,895	—
Total	$ 25,441	$ 81,690	$ 14,191

(1) Represents borrowings outstanding under our Term Loan Facility as of December 31, 2022, together with estimated interest payments thereon based on the interest rates in effect for such indebtedness as of December 31, 2022. See "— Liquidity and Capital Resources - Credit Facilities."

(2) Represents the lease payments under our operating leases in the U.S. and Israel. The operating lease payments for our lease in Israel assume our exercise of the first extension option for an additional five years. See Note 7 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

(3) Consists of minimum purchase commitments mainly for our use of certain cloud and other services with third-party providers with a term of 12 months or longer. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

We reported other liabilities of $5.3 million in our consolidated balance sheet at December 31, 2022, which principally consists of unrecognized tax benefits (see Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K). We have excluded these liabilities from the contractual obligations table above. A variety of factors could affect the timing of payments for the liabilities related to unrecognized tax benefits. Therefore, we cannot reasonably estimate the timing of such payments.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the accounting policies described below require management's most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information regarding these and our other significant accounting policies.

Revenue Recognition

Revenue is recognized when the customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We apply judgment in identifying and evaluating terms and conditions in contracts that may impact revenue recognition. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). When applicable, we allocate the transaction price between the separate performance obligations according to their SSP, which is based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information, including, but not limited to, pricing practices, market conditions, and the economic life of the software.

Income Taxes

We are subject to income taxes in Israel, the U.S., and other foreign jurisdictions. Significant judgement is required in determining the provision for income taxes, including evaluating uncertainties in the application of accounting principles and complex tax laws. We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. We evaluate uncertain tax positions on a quarterly basis, based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding recent accounting pronouncements.

Jumpstart Our Business Startups Act of 2012

Under the JOBS Act, an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an "emerging growth company" to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an "emerging growth company" and have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. These foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and Euros. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS as well as significant portion of our revenue will continue to be denominated in Euro.

To reduce the impact of foreign currency exchange risks associated with forecasted future cash flows and certain existing assets and liabilities and the volatility in our consolidated statements of operations, we established a hedging program, starting March 2022. Currently, our hedging activity relates to U.S. dollar/NIS exchange rate exposure. We do not intend to enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging activities are expected to reduce but not eliminate the impact of currency exchange rate movements.

A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the year ended December 31, 2022, of $2.6 million due to NIS (after considering cash-flow hedges) and $3.5 million due to Euros.

Interest Rate Risk

As of December 31, 2022, we had outstanding floating rate debt obligations of $35.8 million (consisting of the outstanding principal balance under our credit facilities). Accordingly, fluctuations in market interest rates may increase or decrease our interest expense which will, in turn, increase or decrease our net income and cash flow. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. At this time, we do not use derivative instruments to mitigate our interest rate risk. A hypothetical 10% change in interest rates during the periods presented would have resulted in a change to interest expense of $0.2 million for the year ended December 31, 2022.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition, and results of operations.

Item 8. Financial Statements and Supplementary Data.

KALTURA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Kaltura, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kaltura, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, convertible and redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2007.
Tel-Aviv, Israel
February 24, 2023

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 44,625	$ 143,949
Marketable securities	41,343	—
Trade receivables	28,786	17,509
Prepaid expenses and other current assets	7,521	5,110
Deferred contract acquisition and fulfillment costs, current	10,759	9,079
Total current assets	133,034	175,647
LONG-TERM ASSETS:		
Property and equipment, net	15,142	9,503
Other assets, noncurrent	3,176	2,543
Deferred contract acquisition and fulfillment costs, noncurrent	21,691	22,621
Operating lease right-of-use assets	20,814	—
Intangible assets, net	1,244	1,909
Goodwill	11,070	11,070
Total noncurrent assets	73,137	47,646
TOTAL ASSETS	$ 206,171	$ 223,293
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term loans	5,793	2,794
Trade payables	9,437	6,480
Employees and payroll accruals	14,884	18,627
Accrued expenses and other current liabilities	16,527	18,496
Operating lease liabilities	2,355	—
Deferred revenue, current	59,841	51,689
Total current liabilities	108,837	98,086
NONCURRENT LIABILITIES:		
Deferred revenue, noncurrent	1,266	1,953
Long-term loans, net of current portion	30,004	35,795
Operating lease liabilities, noncurrent	20,697	—
Other liabilities, noncurrent	2,021	2,185
Total noncurrent liabilities	53,988	39,933
TOTAL LIABILITIES	$ 162,825	$ 138,019

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31,	
	2022	**2021**
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 par value per share, 20,000,000 shares authorized as of December 31, 2022, and 2021; 0 shares issued and outstanding as of December 31, 2022, and 2021	—	—
Common stock $0.0001 par value per share, 1,000,000,000 shares authorized as of December 31, 2022 and 2021; 142,249,619 and 134,610,294, shares issued as of December 31, 2022 and 2021, respectively; 134,564,429 and 126,925,104 outstanding as of December 31, 2022 and 2021, respectively	13	13
Treasury stock – 7,685,190 shares of common stock, $0.0001 par value per share, as of December 31, 2022 and 2021	(4,881)	(4,881)
Additional paid-in capital	439,644	412,776
Accumulated other comprehensive loss	(301)	—
Accumulated deficit	(391,129)	(322,634)
Total stockholders' equity	43,346	85,274
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 206,171	$ 223,293

The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,		
	2022	2021	2020
Revenue:			
Subscription	$ 152,480	$ 144,966	$ 104,064
Professional services	16,331	20,050	16,376
Total revenue	168,811	165,016	120,440
Cost of revenue:			
Subscription	40,099	39,866	28,486
Professional services	21,772	22,448	19,179
Total cost of revenue	61,871	62,314	47,665
Gross profit	106,940	102,702	72,775
Operating expenses:			
Research and development	57,387	48,376	29,567
Sales and marketing	59,280	45,788	29,475
General and administrative	45,414	39,489	22,222
Restructuring	1,238	—	—
Other operating expenses	—	1,724	—
Total operating expenses	163,319	135,377	81,264
Operating loss	56,379	32,675	8,489
Financial expenses, net	4,248	20,106	46,721
Loss before provision for income taxes	60,627	52,781	55,210
Provision for income taxes	7,868	6,570	3,553
Net loss	68,495	59,351	58,763
Preferred stock accretion and cumulative undeclared dividends	—	8,241	11,934
Net loss attributable to common stockholders	$ 68,495	$ 67,592	$ 70,697
Net loss per share attributable to common stockholders, basic and diluted	$ 0.53	$ 0.95	$ 2.83
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	130,366,385	71,073,052	24,939,901

The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net loss	$ 68,495	$ 59,351	$ 58,763
Other comprehensive loss:			
Net unrealized losses on cash flow hedges	(120)	—	—
Net unrealized losses on available-for-sale marketable securities	(181)	—	—
Other comprehensive loss	(301)	—	—
Comprehensive loss	$ 68,796	$ 59,351	$ 58,763

The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible preferred Stock		Redeemable convertible preferred Stock		Common stock		Treasury stock		Receivables on account of stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity (deficit)
	Number	Amount	Number	Amount	Number	Amount	Number	Amount					
Balance as of January 1, 2020	1,043,778	$ 1,921	15,779,322	$ 155,550	22,959,969	$ 2	7,685,190	$ (4,881)	$ (882)	$ —	$ —	$ (204,520)	$ (210,281)
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	5,114	—	—	5,114
Issuance of common stock upon exercise of stock options	—	—	—	—	1,281,438	—	—	—	—	280	—	—	280
Reclassification to equity of warrant to common stock	—	—	—	—	—	—	—	—	—	3,057	—	—	3,057
Issuance of common stock upon business combination	—	—	—	—	1,226,515	—	—	—	—	2,578	—	—	2,578
Accretion of redeemable convertible preferred stock	—	—	—	2,641	—	—	—	—	—	(2,641)	—	—	(2,641)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(58,763)	(58,763)
Balance as of December 31, 2020	1,043,778	1,921	15,779,322	158,191	25,467,922	2	7,685,190	(4,881)	$ (882)	8,388	—	(263,283)	(260,656)
Issuance of preferred stock upon exercise of warrants	—	—	27,011	1,149	—	—	—	—	—	—	—	—	—
Loan forgiveness	—	—	—	—	—	—	—	—	882	—	—	—	882
Accretion of redeemable convertible preferred stock	—	—	—	1,569	—	—	—	—	—	(1,569)	—	—	(1,569)
Redemption of redeemable convertible preferred stock upon initial public offering	—	—	—	(1,569)	—	—	—	—	—	—	—	—	—
Conversion of convertible and redeemable convertible preferred stock to common stock upon initial public offering	(1,043,778)	(1,921)	(15,806,333)	(159,340)	76,262,942	8	—	—	—	161,253	—	—	161,261
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other issuance costs	—	—	—	—	17,250,000	2	—	—	—	155,596	—	—	155,598
Conversion of warrants to common stock upon initial public offering	—	—	—	—	7,067,699	1	—	—	—	70,676	—	—	70,677
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	17,065	—	—	17,065
Issuance of common stock upon exercise of stock options, and release of restricted stock units	—	—	—	—	876,541	—	—	—	—	1,367	—	—	1,367
Net loss	—	—	—	—	—	—	—	—	—	—	—	(59,351)	(59,351)
Balance as of December 31, 2021	—	—	—	—	126,925,104	13	7,685,190	(4,881)	—	412,776	—	(322,634)	85,274
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	23,941	—	—	23,941
Issuance of common stock upon exercise of stock options, and release of restricted stock units	—	—	—	—	7,026,070	—	—	—	—	2,927	—	—	2,927
Exercise of warrants to common stock	—	—	—	—	613,255	—	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(301)	—	(301)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(68,495)	(68,495)
Balance as of December 31, 2022	—	$ —	—	$ —	134,564,429	$ 13	7,685,190	$ (4,881)	$ —	$ 439,644	$ (301)	$ (391,129)	$ 43,346

The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (68,495)	$ (59,351)	$ (58,763)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation, amortization, and abandonment costs	2,707	2,412	7,677
Stock-based compensation expenses	23,645	17,065	5,114
Amortization of deferred contract acquisition and fulfillment costs	10,865	8,075	4,231
Change in valuation of warrants to purchase preferred and common stock	—	15,046	41,505
Non-cash interest expense (income), net	(146)	331	263
Non-cash expenses with respect to stockholders' loans	—	882	—
Loss (gain) on sale of property and equipment	185	(757)	—
Loss on foreign exchange	1,424	—	—
Changes in operating assets and liabilities:			
Increase in trade receivables	(11,277)	(1,057)	(6,274)
Decrease (increase) in prepaid expenses and other current assets and other assets, noncurrent	429	(2,299)	(864)
Increase in deferred contract acquisition and fulfillment costs	(11,558)	(18,051)	(12,947)
Increase in trade payables	3,132	3,886	2,064
Increase (decrease) in accrued expenses and other current liabilities	(1,937)	3,756	4,964
Increase (decrease) in employees and payroll accruals	(3,743)	2,352	5,886
Increase (decrease) in other liabilities, noncurrent	(51)	(675)	635
Increase in deferred revenue	7,465	6,275	12,313
Operating lease right-of-use assets and lease liabilities, net	527	—	—
Net cash provided by (used in) operating activities	(46,828)	(22,110)	5,804
Cash flows from investing activities:			
Investment in available-for-sale marketable securities	(60,165)	—	—
Proceeds from maturities of available-for-sale marketable securities	18,985	—	—
Net cash acquired in business combination	—	—	383
Purchases of property and equipment	(1,218)	(1,876)	(1,118)
Proceeds from sale of property and equipment	—	757	—
Capitalized internal-use software development costs	(4,759)	(3,978)	(1,849)
Investment in restricted bank deposit	(2,600)	—	—
Purchase of intangible assets	—	(145)	(162)
Net cash used in investing activities	(49,757)	(5,242)	(2,746)
Cash flows from financing activities:			
Proceeds from initial public offering, net of underwriting discounts and commissions	—	160,425	—
Payment related to the conversion of Series F redeemable convertible preferred stock upon initial public offering	—	(1,569)	—
Proceeds from long-term loans, net of debt issuance cost	—	41,915	2,000
Repayment of long-term loans	(3,000)	(51,833)	(1,667)
Principal payments on finance leases	(136)	(1,717)	(2,354)
Proceeds from exercise of stock options	2,732	1,335	280
Payment of debt issuance costs	(125)	—	—
Payment of deferred offering costs	—	(5,188)	(106)
Net cash provided by (used in) financing activities	(529)	143,368	(1,847)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,424)	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (98,538)	$ 116,016	$ 1,211
Cash, cash equivalents and restricted cash at the beginning of the year	144,371	28,355	27,144
Cash, cash equivalents and restricted cash at the end of the year	$ 45,833	$ 144,371	$ 28,355

The accompanying notes are an integral part of the consolidated financial statements

KALTURA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosure of non-cash activity:			
Purchase of property, equipment, internal-use software, and intangible asset in credit	$ 355	$ 1,106	$ 155
Lease liabilities arising from right-of-use assets	$ 23,712	$ —	$ —
Capitalized stock-based compensation cost	$ 296	$ —	$ —
Pending proceeds from option exercises	$ 227	$ —	$ —
Lease incentive recognized as leasehold improvements	$ 1,711	$ —	$ —
Conversion of warrants to common stock upon initial public offering	$ —	$ 70,677	$ —
Conversion of convertible and redeemable convertible preferred stock to common stock upon initial public offering	$ —	$ 161,261	$ —
Issuance of ordinary shares and warrant with respect to business combination	$ —	$ —	$ 3,799
Unpaid deferred offering costs	$ —	$ —	$ 976
Supplemental disclosure of cash flow information			
Cash paid for income taxes, net	$ 8,873	$ 2,636	$ 1,210
Cash paid for interest	$ 2,301	$ 1,944	$ 3,947
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet			
Cash and cash equivalents	$ 44,625	$ 143,949	$ 27,711
Restricted cash included in other assets, noncurrent	1,208	422	644
Total cash, cash equivalents, and restricted cash	$ 45,833	$ 144,371	$ 28,355

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1:   GENERAL

Kaltura, Inc. (together with its subsidiaries, the "Company") was incorporated in October 2006 and commenced operations in January 2007. The Company's business operations are allocated between two main segments, Enterprise, Education, and Technology ("EE&T") and Media and Telecom ("M&T"). The Company has developed a platform for video creation, management, and collaboration. The Company's platform enables companies, educational institutions, and other organizations to cost-effectively launch advanced online video experiences, including for Over-the-top ("OTT") Television, Cloud TV, web video publishing, video-based teaching, learning, and training, video-based marketing, and video-based collaboration. The Company's core offerings consist of various Software-as-a-Service ("SaaS") products and solutions and a Platform-as-a-Service ("PaaS").

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income tax uncertainties, incremental borrowing rate for operating leases, fair value of financial assets and liabilities, including fair value of derivatives, fair value and useful life of intangible assets, as well as in estimates used in applying the revenue recognition policy. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of Kaltura Inc. and its subsidiaries are conducted is the U.S. dollar; thus, the dollar is the functional currency of Kaltura Inc. and its subsidiaries.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ASC") 830 "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

Cash and Cash Equivalents

Cash equivalents are short term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Restricted Cash

Restricted cash is primarily invested in deposits held to maturity, stated at cost, which also approximates their fair value, and are used as security for the Company's liabilities. These deposits are used mainly as security for rent payments, and the Company's credit cards. Restricted cash is presented in the balance sheet as part of other assets, noncurrent.

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt Securities". Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its debt securities as available-for-sale.

Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

Trade Receivables

Trade receivables are recorded at the invoiced amount and includes also amounts for which revenue has been recognized but not invoiced. The allowance for doubtful accounts is based on the Company's assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current customer's aging balance, the nature and size of the customer, the financial condition of the customer, and the amount of any receivables in dispute. There were no material write-offs for allowance of doubtful accounts recognized in the periods presented.

Derivatives and Hedging

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, "Derivatives and Hedging." The gain or loss of derivatives that are designated and qualify as hedging instruments in a cash flow hedge, is recorded under accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Derivatives are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets:

	Years
Computers and peripheral equipment	3
Office furniture and equipment	7-15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

Impairment of Long-Lived Assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairment charges to long-lived assets during the periods presented.

Intangible Assets, net

Intangible assets consist primarily of customer relationships, technology and trade name. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized. Intangible assets consist primarily of customer relationships, technology, and trade name. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized.

Amortization for the intangible assets was recognized over the following periods:

	Years
Customer relationships	7-9
Technology	5-8
Tradename	10

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

Goodwill is subject to an impairment test at the reporting unit level at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company identified two reporting units - EE&T and M&T. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. An impairment loss is recognized in an amount equal to the excess. There were no impairment charges to goodwill during the periods presented.

Leases

The Company determines if an arrangement is a lease at inception. The Company currently does not have any finance leases.

Operating lease right-of-use ("ROU") assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company combines its lease payments and fixed payments for non-lease components and account for them together as a single lease component. Operating lease ROU assets also include any prepaid lease payments and lease incentives. Certain lease agreements include rental payments adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Payments for variable lease costs are expensed as incurred and not included in the operating lease ROU assets and liabilities. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate, because the interest rate implicit in the Company's leases is not readily determinable. The Company's incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Many of the Company's lease agreements provide one or more options to renew. When determining lease terms, the Company uses the non-cancellable period of the leases and do not assume renewals unless it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

U.S. dollars in thousands (except share and per share data)

Severance Pay

The majority of Kaltura Israel's agreements with its employees in Israel are in accordance with section 14 of the Israeli Severance Pay Law. Upon contribution of the full amount of the employee's monthly salary and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments are made by the Company to the employee; therefore, related assets and liabilities are not presented in the balance sheet.

For Kaltura Israel employees who are not subject to section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. Kaltura Israel's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet in other assets, noncurrent.

Severance expenses recorded in Kaltura Israel for the years ended December 31, 2022, 2021 and 2020 amounted to $3,976, $3,937 and $2,565, respectively.

The Company's employees in the U.S. receive severance benefits in the event of an involuntary termination that increase in accordance with their tenure and base salary. The Company accounts for post-employment benefits in accordance with ASC Topic No. 712, Compensation – Nonretirement Post-employment Benefits. These benefits, primarily severance, are not accrued until the amount can be reasonably estimated.

Severance expenses recorded in the U.S. for the years ended December 31, 2022, 2021 and 2020, other than one-time termination benefits detailed in Note 18, were immaterial.

Israeli Employees Defined Contribution Plan

The Company has established a pension contribution plan with respect to Kaltura Israel's employees. Under the plan, Kaltura Israel contributed up to 6.5% of each employee's monthly salary toward the plan. Employees are entitled to amounts accumulated in the plan upon reaching retirement age, subject to any applicable law.

Defined contribution pension plan expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $3,099, $3,108 and $2,061, respectively.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies judgment in identifying and evaluating terms and conditions in contracts which may impact revenue recognition. To determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

1. Identify the contract with a customer

The Company considers the terms and conditions of contracts with customers and its customary business practices in identifying contracts under ASC 606. The Company determines it has a contract with a customer when the contract is approved, each party’s rights regarding the services to be transferred can be identified, payment terms for the services can be identified, it has been determined that the customer has the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer. The Company engages in formal, written, and binding contracts with its customers that create enforceable rights and obligations between the parties and state each party’s rights regarding the license and services to be transferred and the terms of payment. The Company evaluates the probability of collection of the consideration that it is entitled to receive in exchange for the subscriptions and professional services it transfers to the customer. The Company records trade receivables and related contract liabilities for non-cancelable contracts with customers when the right to consideration is unconditional.

2. Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from the Company or from third-parties, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract.

The Company provides subscriptions to its Video Experience Cloud, which powers live, real-time, and on-demand video experiences. The Company provides access to its platform either as a cloud-based service ("SaaS" or "PaaS") or, less commonly, as a license to software installed on the customer's premises ("On-Prem") all together defined as subscriptions in the statement of operations.

Professional Services ("PS") consist of integration, configuration and customization activities. In some of the Company's arrangements, PS are accounted for as a separate performance obligation. However, in some of the Company's SaaS and PaaS arrangements the Company determined that the PS are solely set up activities that do not transfer goods or services to the customer and therefore are not accounted for as a separate performance obligation.

3. Determine the transaction price

The transaction price is determined based on the consideration which the Company is expected to be entitled to in exchange for transferring the promised goods or services to the customer. This transaction price is exclusive of amounts collected on behalf of third parties, such as sales tax and value-added tax. The Company rarely provides its customers with price concessions.

The Company's contracts usually include a fixed amount of consideration, as well as variable consideration for overage usage that, in most cases, is not considered probable at the inception of the contract. Revenue accounted for as variable consideration for overages usage is recognized when the uncertainty is resolved, usually when the customer exceeds its committed usage threshold (i.e., overages are consumed) and the overages are invoiced.

The Company rarely has contracts for which the difference between the payment date and the revenue recognition timing is more than 12 months. The primary purpose of the Company's payment terms is to provide customers with a simple and predictable way to purchase the Company's subscriptions, not to provide customers with financing.

In addition, the Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

4. Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP").

When applicable, the Company allocates the transaction price between the separate performance obligations according to their SSP, which is based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information, including, but not limited to, pricing practices, market conditions, and the economic life of the software.

5. Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised good or service to the customer. Revenue is recognized when control of the good or services is transferred to the customer, in an amount that reflects the consideration expected to be received in exchange for those services. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from the good or service.

Revenue from SaaS and PaaS subscriptions is recognized ratably over the time of the subscription, beginning from the date in which the customer is granted access to the subscription. Revenue from the sale of a term license in On-Prem deals is recognized at a point in time in which the license is delivered to the customer.

Revenue from post-contract services ("PCS") included in On-Prem projects is recognized ratably over the time of the PCS.

Revenue from PS that is accounted for as a separate performance obligation is recognized upon rendering of the service.

<u>Contract Costs</u>

Some of the sales commissions and bonuses earned by the Company's employees and management are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions and bonuses for new contracts are deferred and then amortized consistently with the pattern of revenue recognition for each performance obligation for contracts for which the commissions were earned, mainly on a straight-line basis, over a period of benefit that the Company has estimated to be mainly five years. This period of benefit was determined by taking into consideration the technology's useful life.

Sales bonuses for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period.

The Company classifies deferred costs as current or noncurrent based on the timing of when the Company expects to recognize the expense.

Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in sales and marketing expense in the consolidated statements of operations.

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The Company capitalizes costs incurred to fulfill its contracts when the costs relate directly to a contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenues generated under the contract. Costs to fulfill contracts are expensed to cost of revenue on a straight-line basis over a period of five years which reflects the technological useful life.

Cost of Revenue

Cost of subscription revenue consists primarily of employee-related costs including payroll, benefits and stock-based compensation expense for operations and customer support teams, costs of cloud hosting providers and other third-party service providers, amortization of capitalized software development costs and acquired technology and allocated overhead costs.

Cost of professional services consists primarily of personnel costs of our professional services organization, including payroll, benefits, and stock-based compensation expense, allocated overhead costs and other third-party service providers.

Research and Development Costs

Research and development costs are charged to the statements of operations as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.

U.S. dollars in thousands (except share and per share data)

Internal-Use Software

Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally five years. In accordance with ASC Topic, 350-40, "Internal-Use Software," capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding and it is probable that the project will be completed and the software will be used as intended. Costs related to the maintenance of internal-use software are expensed as incurred.

The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired, and any unamortized cost is expensed. Capitalized internal-use software costs are recorded under property and equipment, net.

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. During the years ended December 31, 2022, 2021 and 2020, the Company capitalized $5,115, $4,838 and $1,893 of software development costs, respectively. No impairment was recorded for the years ended December 31, 2022, 2021 and 2020.

Advertising Costs

Advertising costs are expensed as incurred and include marketing activities, demand generation, events, public relations and brand-building activities. Advertising costs for the years ended December 31, 2022, 2021 and 2020, amounted to $5,767, $5,057 and $3,143, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718,"Compensation - Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

Service-Based Awards

The Company grants stock option awards and restricted stock units (“RSUs”), that vest only based upon the satisfaction of a service condition. The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair value of its common stock, the expected stock price volatility, expected option term, risk-free interest rates and expected dividend yield.

The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. For RSUs, the Company determines the grant-date fair value of the RSUs as the fair value of the Company’s common stock on the grant date.

The Company recognizes compensation cost for options and stock awards that have a graded vesting schedule and contain only service condition on a straight-line basis over the requisite service period for the entire award. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

Market-Based Awards

The Company has granted three of its executives stock options that vest only upon the satisfaction of market-based conditions. The market-based conditions reflect specific prices for the Company’s common stock, which must be exceeded for each tranche of the grant to vest.

For market-based awards, the Company determined the grant-date fair value utilizing a Monte Carlo simulation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, expected exercise behavior for vested options, expected date of a qualifying event and expected form and timing of a liquidity event. The Company estimated the volatility of the common stock on the date of grant based on the weighted average historical stock price volatility of comparable publicly-traded companies. Because the option does not qualify as "plain vanilla" per SEC Staff Accounting Bulletin 107, the expected term cannot be estimated based on the simplified model described in the Bulletin. In order to address the term, the Monte Carlo simulation model includes an assumption about the price level at which vested options are expected to be exercised (the "Sub Optimal Exercise" factor). The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The rate used is based on the expected term of the option.

The Company recognizes compensation expenses for the value of its market-based awards based on the accelerated attribution method over the estimated requisite service period of each of the awards. The Company has determined that there is no explicit or implicit service period for the awards, and therefore the requisite service period is based on the derived service period. The derived service period is the term calculated in the Monte Carlo valuation model as described above. The derived service period is the median duration of the simulated price paths in which the option tranche vests, which is determined by the above assumptions.

Business Combination

The Company accounted for business combination in accordance with ASC 805, "Business combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

Acquisition related costs are expensed to the statement of operations in the period incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses.

Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return (see also Note 11).

Net Loss per Share Attributable to Common Stockholders

The Company's basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

U.S. dollars in thousands (except share and per share data)

Prior to the completion of the Company's initial public offering in July 2021 (“IPO”), the Company computed net loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholder for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred stock to be participating securities as the holders of the convertible preferred stock would be entitled to dividends that would be distributed to the holders of common stock, on a pro-rata basis, assuming the conversion of all outstanding shares of convertible preferred stock into common stock. These participating securities did not contractually require the holders of such stock to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, restricted cash and trade receivables.

The majority of the Company's and its subsidiaries' cash and cash equivalents and restricted cash are invested with major banks in Israel, the United Kingdom and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, in general, these investments may be redeemed upon demand and therefore bear minimal risk.

The Company's trade receivables are geographically dispersed and derived from sales to customers mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures.

Major customer data as a percentage of total revenues:

The following table sets forth a customer that represented 10% or more of the Company’s total revenue in each of the periods set forth below:

	Year ended December 31,		
	2022	2021	2020
Customer A (Media and Telecom)	*) —	*) —	11.60%

*) Represents an amount that is lower than 10% of the Company’s total revenue.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

U.S. dollars in thousands (except share and per share data)

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other current assets, employees and payroll accruals, trade payables, accrued expenses and other current liabilities, current portion of long-term loans and current portion of long-term lease approximate their fair value due to the short-term maturities of such instruments.

Legal Contingencies

From time to time, the Company or one of its subsidiaries become involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes and are not predictable with assurance. Specifically, the Company might be subject to contractual penalties, including liquidated damages, as well as breach of contract claims, which could result in litigation and cause the Company to incur additional costs, including in the form of additional damages or settlement payments. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss.

Recently Adopted Pronouncements

As an "emerging growth company," the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to the existing practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term.

The Company adopted the guidance on January 1, 2022 using a modified retrospective transition approach. It applied Topic 842 to all leases as of January 1, 2022 without adjusting the comparative periods presented. The Company elected to adopt the practical expedients permitted under the transition guidance within the new guidance and carried forward the historical accounting relating to lease identification and classification, remaining lease terms, and initial direct costs. Upon adoption, the Company recognized operating lease right-of-use assets and corresponding lease liabilities of $823. The adoption of Topic 842 did not have a material impact to the Company’s results of operations or cash flows. See Note 7, Leases, for further information.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance became effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company adopted this guidance on January 1, 2022, and the adoption did not have a material impact on its consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company does not expect that ASU 2016-13 will have a material impact on its consolidated financial statements and related disclosures.

U.S. dollars in thousands (except share and per share data)

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with Accounting Standards Codification Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. While the Company is continuing to assess the potential impacts of ASU 2021-08, it does not expect ASU 2021-08 to have a material effect, if any, on its consolidated financial statements.

NOTE 3: REVENUES FROM CONTRACTS WITH CUSTOMERS

The following tables present disaggregated revenue by category:

	Year Ended December 31, 2022			
	Enterprise, Education and Technology		Media and Telecom	
	Amount	Percentage of revenue	Amount	Percentage of revenue
Subscription	$ 113,551	94.5 %	$ 38,929	80.1 %
Professional services	6,639	5.5 %	9,692	19.9 %
	$ 120,190	100 %	$ 48,621	100 %

	Year Ended December 31, 2021			
	Enterprise, Education and Technology		Media and Telecom	
	Amount	Percentage of revenue	Amount	Percentage of revenue
Subscription	$ 108,842	91.5 %	$ 36,124	78.4 %
Professional services	10,090	8.5 %	9,960	21.6 %
	$ 118,932	100 %	$ 46,084	100 %

	Year Ended December 31, 2020			
	Enterprise, Education and Technology		Media and Telecom	
	Amount	Percentage of revenue	Amount	Percentage of revenue
Subscription	$ 74,473	92.6 %	$ 29,591	74.0 %
Professional services	5,976	7.4 %	10,400	26.0 %
	$ 80,449	100 %	$ 39,991	100 %

U.S. dollars in thousands (except share and per share data)

Contract Balances

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

The noncurrent portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date.

Substantially all the revenue that was included in the deferred revenue, current as of January 1, 2022, was recognized as revenue during 2022.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and contracted amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $171,660, which consists of both billed consideration in the amount of $61,107 and unbilled consideration in the amount of $110,553 that the Company expects to recognize as revenue and was yet recognized on the balance sheet. The Company expects to recognize 60% of its remaining performance obligations as revenue in the year ending December 31, 2023, and the remainder thereafter.

Costs to Obtain a Contract

The following table represents a roll forward of costs to obtain a contract:

	December 31,		
	2022	2021	2020
Beginning balance	$ 26,274	$ 17,683	$ 9,015
Additions to deferred contract acquisition costs during the period	10,037	15,594	11,997
Amortization of deferred contract acquisition costs	(9,383)	(7,003)	(3,329)
Ending balance	$ 26,928	$ 26,274	$ 17,683
Deferred contract acquisition costs, current	$ 8,979	$ 7,671	$ 4,788
Deferred contract acquisition costs, noncurrent	17,949	18,603	12,895
Total deferred costs to obtain a contract	$ 26,928	$ 26,274	$ 17,683

Costs to Fulfill a Contract

The following table represents a roll forward of costs to fulfill a contract:

U.S. dollars in thousands (except share and per share data)

	December 31,		
	2022	2021	2020
Beginning balance	$ 5,426	$ 4,041	$ 3,993
Additions to deferred costs to fulfill a contract during the period	1,578	2,457	950
Amortization of deferred costs to fulfill a contract	(1,482)	(1,072)	(902)
Ending balance	$ 5,522	$ 5,426	$ 4,041
Deferred fulfillment costs, current	$ 1,780	$ 1,408	$ 1,060
Deferred fulfillment costs, noncurrent	3,742	4,018	2,981
Total deferred costs to fulfill a contract	$ 5,522	$ 5,426	$ 4,041

NOTE 4: MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of December 31, 2022:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale – matures within one year:				
Corporate bonds	$ 9,305	$ —	$ (66)	$ 9,239
Municipal securities	1,751	—	(4)	1,747
U.S. Treasury	16,306	—	(111)	16,195
Commercial paper	11,237	—	—	11,237
Agency bonds	2,925	1	(1)	2,925
	$ 41,524	$ 1	$ (182)	$ 41,343

Based on the available evidence, the Company concluded that the gross unrealized losses on the marketable securities as of December 31, 2022 are temporary in nature. There were no gains or losses from available-for-sale marketable securities that were reclassified out of accumulated other comprehensive income during the periods presented.

U.S. dollars in thousands (except share and per share data)

NOTE 5: FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents and marketable securities at fair value using the market approach valuation technique. Cash equivalents and marketable securities are classified within Level 1 or Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within the Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Description	Fair Value Hierarchy	Fair Value Measurements As Of December 31, 2022	Fair Value Measurements As Of December 31, 2021
Measured at fair value on a recurring basis:			
Assets:			
Cash equivalents:			
Money market funds	Level 1	$ 16,489	$ —
Short-term marketable securities:			
Corporate bonds	Level 2	$ 9,239	$ —
Municipal securities	Level 2	$ 1,747	$ —
U.S. Treasury	Level 2	$ 16,195	$ —
Commercial paper	Level 2	$ 11,237	$ —
Agency bonds	Level 2	$ 2,925	$ —
Liabilities:			
Derivative instruments liability included in accrued expenses and other current liabilities:			
Options and forward contracts designated as hedging instruments	Level 2	$ 120	$ —

Prior to the Company's IPO, the warrants to purchase preferred and common stock were measured at fair value using Level 3 inputs upon issuance and at each reporting date. Inputs used to determine the estimated fair value of the warrants to purchase preferred and common stock as of the valuation date included expected term, the risk-free interest rate, volatility, and the fair value of underlying shares.

U.S. dollars in thousands (except share and per share data)

The following table sets forth a summary of the changes in the fair value of the warrants to purchase preferred and common stock:

	Year Ended December 31,	
	2021	2020
Balance at January 1	$ 56,780	$ 17,111
Issuance of warrants	—	1,221
Reclassification of warrant to common stocks to equity	—	(3,057)
Reclassification of warrant to preferred stocks to mezzanine equity	(1,149)	—
Change in fair value of warrants	15,046	41,505
Conversion of warrants to common stock upon initial public offering	(70,677)	—
Balance at December 31,	$ —	$ 56,780

On February 3, 2021, SVB Financial Group ("SVB") converted a Warrant to Purchase Stock issued on February 3, 2011 (the "Series C Warrant") into shares of the Company's Series C Convertible Preferred Stock pursuant to the cashless conversion mechanism described in the Series C Warrant. The conversion was exercised for all 31,414 shares covered by the Series C Warrant and resulted in the net issuance of 27,011 shares of the Company's Series C Convertible Preferred Stock. Pursuant to the terms of the Series C Warrant, the number of net shares issued was determined by dividing (a) the aggregate fair market value of the shares otherwise issuable upon exercise of the Series C Warrant minus the aggregate exercise price of such shares by (b) the fair market value of one share of the Company's Series C Convertible Preferred Stock.

Upon the closing of the Company's IPO, the warrants to purchase preferred and common stock were converted into 7,067,699 shares of common stock. The final re-measurement of the warrants was based upon the publicly available stock price on the conversion date.

U.S. dollars in thousands (except share and per share data)

NOTE 6: DERIVATIVES AND HEDGING

The Company enters into forward, put and call option contracts to hedge certain forecasted payroll costs denominated in NIS against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. The Company recorded the cash flows associated with these derivatives under operating activities. The Company does not use derivative instruments for trading or speculative purposes.

Notional Amount of Foreign Currency Contracts

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $8,345 as of December 31, 2022. The fair value of the Company's outstanding contracts amounted to a liability of $120 as of December 31, 2022. These liabilities were recorded under accrued expenses and other current liabilities. Loss of $1,418 was reclassified from accumulated other comprehensive loss during the year ended December 31, 2022. Such loss was reclassified from accumulated other comprehensive loss when the related expenses were incurred. The Company had no outstanding contracts designated as hedging instruments as of December 31, 2021.

Effect of Foreign Currency Contracts on the Consolidated Statements of Operations

The effect of foreign currency contracts on the consolidated statements of operations during the year ended December 31, 2022 was as follows:

Statement of Operations Location:	Year Ended December 31, 2022
Cost of revenue	$ 230
Research and development	727
Sales and marketing	190
General and administrative	249
Restructuring	22
Total	$ 1,418

U.S. dollars in thousands (except share and per share data)

NOTE 7: LEASES

The Company leases its office facilities under non-cancelable agreements that expire at various dates through July 2027.

During the fourth quarter of 2021, the Company entered into a non-cancelable operating lease agreement for an office that contains approximately 13,815 square feet in New York, New York (the "Lease"). For accounting purposes under ASC 842, the Lease commenced on January 11, 2022, resulting in a recording of a $4,108 right-of-use operating lease asset and operating lease liability.

On April 6, 2022, the Company entered into a new lease agreement as tenant related to a property in Israel (the "Lease"). The Lease provides that the Company will lease a new building containing approximately 5,926 square meters (approximately 63,784 square feet) . The initial lease term is approximately 5.5 years with two options to extend of five years each. The Company believes that it is reasonably certain that it will exercise the option for the first extension period, and accordingly includes this extension period as part of the lease term. For accounting purposes under ASC 842, the Lease commenced on June 22, 2022, resulting in the recording of a $19,586 right-of-use operating lease asset and operating lease liability.

Components of operating lease expense were as follows:

	Year Ended December 31, 2022
Operating lease cost	$ 2,827
Short-term lease cost	417
Variable lease cost	20
Total	$ 3,264

Rent expenses under the previous lease accounting standard were $2,278 and $2,152 during the year ended December 31, 2021 and 2020, respectively.

Supplementary cash flow information related to operating leases was as follows:

	Year Ended December 31, 2022
Cash paid for operating leases	$ 1,845

U.S. dollars in thousands (except share and per share data)

As of December 31, 2022, the weighted-average discount rate is 4.8% and the weighted-average remaining term is 9.0 years. Maturities of the Company's operating lease liabilities as of December 31, 2022 were as follows:

Year Ending December 31,		
2023	$	3,206
2024		3,131
2025		3,188
2026		3,250
2027		2,817
2028 and thereafter		11,372
Total operating lease payments		26,964
Less: imputed interest		3,912
Total operating lease liabilities	$	23,052

As of December 31, 2021, the minimum lease payments under operating leases, including payments for leases which had not commenced, were as follows:

Year Ending December 31,		**Rental of premises**
2022	$	1,317
2023		788
2024		806
2025		862
2026		919
2027		548
Total	$	5,240

NOTE 8: COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company has entered into various non-cancelable agreements with third-party providers for use of mainly cloud and other services, under which it committed to minimum and fixed purchases through the year ending December 31, 2026.

The following table presents details of the aggregate future non-cancelable purchase commitments under such agreements as of December 31, 2022:

Year ended December 31,		
2023		13,592
2024		14,552
2025		13,093
2026		14,250
Total purchase commitment	$	55,487

U.S. dollars in thousands (except share and per share data)

Litigation

The Company is occasionally a party to claims or litigation in the normal course of the business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition, or results of operations.

NOTE 9: CONSOLIDATED BALANCE SHEET COMPONENTS

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
	2022	2021
Prepaid expenses	$ 3,369	$ 3,858
Government institutions	422	576
Restricted bank deposits	2,600	—
Other current assets	1,130	676
	$ 7,521	$ 5,110

Property and Equipment, net

Composition of property and equipment is as follows:

	December 31,	
	2022	2021
Cost:		
Computers and peripheral equipment	$ 4,323	$ 3,668
Office furniture and equipment	551	745
Leasehold improvements	1,965	513
Finance leases of computers and peripheral equipment	253	253
Internal use software	12,095	6,980
	19,187	12,159
Accumulated depreciation	(4,045)	(2,656)
Depreciated cost	$ 15,142	$ 9,503

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 were $2,042, $1,407 and $2,791, respectively.

During the year ended December 31, 2022, the Company recorded a loss of $185, mainly due to disposal of leasehold improvements associated with moving to the Company's temporary office in Israel. The loss consisted of property, plant and equipment in a gross amount of $826, and accumulated depreciation of $641.

U.S. dollars in thousands (except share and per share data)

Other assets, noncurrent

	December 31, 2022	December 31, 2021
Restricted cash	$ 1,208	$ 422
Severance pay fund	1,855	1,968
Other	113	153
	$ 3,176	$ 2,543

Accrued expenses and other current liabilities

	December 31, 2022	December 31, 2021
Accrued expenses	$ 7,471	$ 7,240
Accrued taxes	7,966	9,525
Derivative instruments	120	—
Other current liabilities	970	1,731
	$ 16,527	$ 18,496

U.S. dollars in thousands (except share and per share data)

NOTE 10: GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amounts and accumulated amortization expenses of the intangible assets, as of December 31, 2022, and December 31, 2021, were as follows:

	December 31, 2022		
	Weighted average remaining useful life (in years)		Balance
Gross carrying amount:			
Technology	2.25	$	4,700
Customer relationship	5.25	$	2,419
Tradename	0.42	$	980
		$	8,099
Accumulated amortization and impairments:			
Technology		$	(3,749)
Customer relationship		$	(2,203)
Tradename		$	(903)
		$	(6,855)
Intangible assets, net		$	1,244

	December 31, 2021		
	Weighted average remaining useful life (in years)		Balance
Gross carrying amount:			
Technology	3.25	$	4,700
Customer relationship	3.87		2,419
Tradename	1.42		980
			8,099
Accumulated amortization and impairments			
Technology			(3,323)
Customer relationship			(2,049)
Tradename			(818)
			(6,190)
Intangible assets, net		$	1,909

During the year ended December 31, 2022, 2021 and 2020, the Company recorded amortization expenses in the amount of $665, $1,005 and $917, respectively, included in cost of revenue and sales and marketing expenses in the consolidated statements of operations.

U.S. dollars in thousands (except share and per share data)

The estimated future amortization expense of intangible assets as of December 31, 2022, is as follows:

	December 31,
2023	555
2024	478
2025	148
2026	50
2027	13
	$ 1,244

Goodwill was $11,070 at December 31, 2022 and December 31, 2021 with $9,381 allocated to the M&T segment and $1,689 to the EE&T segment. There were no changes in the carrying amount of goodwill for the year ended December 31, 2022.

NOTE 11: INCOME TAXES

The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Loss before taxes on income is comprised as follows:

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ 66,346	$ 75,259	$ 67,540
Foreign	(5,719)	(22,478)	(12,330)
Loss before taxes on income	$ 60,627	$ 52,781	$ 55,210

The provision for income taxes was as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal	$ —	$ —	$ —
State	88	65	57
Foreign	7,780	6,505	3,496
Total provision for income taxes	$ 7,868	$ 6,570	$ 3,553

U.S. dollars in thousands (except share and per share data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2022 and 2021, the Company has provided a full valuation allowance in respect of deferred tax assets. Management currently believes that it is more likely than not that the deferred tax regarding the tax loss carry forwards and other temporary differences will not be realized in the foreseeable future in the U.S.

Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating losses carryforward	$ 71,887	$ 76,950
Disallowed business interest expense	$ 4,760	$ 4,404
Capitalized R&D costs	16,322	—
Reserves & accruals	1,489	1,762
Deferred revenue	283	205
Lease liability	1,009	—
Stock based compensation	2,710	481
Other assets	49	—
Deferred tax assets before valuation allowance	98,509	83,802
Valuation allowance	(84,795)	(75,051)
Total deferred tax assets	$ 13,714	$ 8,751
Deferred tax liabilities:		
Acquired Intangible Assets	(798)	(696)
Deferred contract acquisition and fulfillment costs	(8,782)	(6,607)
Internal use software	(3,073)	(1,418)
Operating lease right-of-use assets	(923)	—
Property and equipment	(138)	(30)
Total deferred tax liabilities	$ (13,714)	$ (8,751)
Total net deferred tax assets	$ —	$ —

As of December 31, 2022, the U.S. parent company had a net U.S. operating loss carry forward ("NOLs") for federal income tax purposes of approximately $277,496 and U.S. state NOLs of approximately $172,429. Out of the operating losses attributed to the U.S. parent company, $169,095 were generated before January 1, 2018, and are subject to the 20-year carryforward period. The remaining $108,401 can be carried forward indefinitely but are subject to the 80% taxable income limitation.

U.S. dollars in thousands (except share and per share data)

Utilization of the U.S. net operating losses above may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of substantial net operating losses before utilization (the 80% limitation was waived for NOLs utilized in 2019 and 2020 under the CARES Act).

The Company has analyzed the impact of Section 382 on its NOLs through 2020 and believes that the NOLs are not materially limited by Section 382. However, any future changes of ownership could impact the Company's ability to utilize NOLs.

A reconciliation of the Company's theoretical income tax expense to actual income tax expense is as follows:

	Year Ended December 31,		
	2022	2021	2020
Loss before tax as reported at the consolidated statement of operations	$ 60,627	$ 52,781	$ 55,210
Statutory tax rate	21%	21%	21%
Theoretical tax benefit	$ 12,732	$ 11,084	$ 11,594
Non-deductible expenses and other permanent differences	154	403	269
Remeasurement of warrants to Fair Value	—	3,160	8,716
Stock based compensation	2,193	3,651	1,081
Change in valuation allowance	9,745	13,232	3,300
State taxes, net of federal benefit	4,946	(3,700)	—
Income tax at rate other than the U.S. statutory tax rate	3,045	320	1,786
Exchange rate differences	332	(100)	(113)
Other	185	688	108
Total tax expenses	$ 7,868	$ 6,570	$ 3,553

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, a comprehensive tax law that includes significant changes to the taxation of business entities. These changes include several key tax provisions, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expenses; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate. In addition, begging in 2022, U.S research and experimental expenditures should be capitalized and amortized ratably over a five-year period, Any such expenditures attributable to research conducted outside of the U.S must be capitalized and amortized over a-15 year period.

The Israeli corporate tax rate was 23% for the years ended December 31, 2022, 2021 and 2020. However, the effective tax rate payable by a company that derives income from a "Benefited Enterprise" or a "Preferred Enterprise" (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Tax benefits by virtue of the Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

U.S. dollars in thousands (except share and per share data)

Until tax year 2014, Kaltura Israel utilized various tax benefits by virtue of the "Benefited Enterprise" status granted to its enterprise, pursuant to the Investment Law.

Kaltura Israel elected benefits under the alternative track of benefits according to which it was exempt from income tax in the first two years (from the date Kaltura Israel earned taxable income).

If a dividend is distributed out of tax exempt income earned by a Benefited Enterprise the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the Benefited Enterprise income. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

As of December 31, 2022, approximately $536 was derived from tax exempt profits earned by Kaltura Israel's "Beneficiary Enterprise." The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by Kaltura Israel. Accordingly, no provision for deferred income taxes has been provided on income attributable to Kaltura Israel's "Beneficiary Enterprise" as such income is essentially permanently reinvested.

If Kaltura Israel's retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $134 would be incurred as of December 31, 2022.

In 2011, new legislation amending the Investment Law was adopted. Under this new legislation, a unified corporate tax rate applied to all qualifying income generated by a "Preferred Company" through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.

Industrial Companies under the Preferred Enterprise status according to the new law as amended in July 2013, and starting January 1, 2014 are entitled to a uniform reduced corporate tax rate of 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. Under the transition provisions, the Company decided to irrevocably implement the new law, effective January 1, 2015.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

Kaltura Israel's income from other sources is subject to tax at the regular Corporate Income rate.

The Company indefinitely reinvests earnings from its foreign subsidiaries and therefore no deferred tax liability has been recognized on the basis difference created by such earnings. The Company has not provided foreign withholding taxes for any undistributed earnings of its foreign subsidiaries.

Generally, in U.S. federal and state taxing jurisdictions, tax periods in which certain loss and credit carryovers are generated remain open for audit until such time as the limitation period ends for the year in which such losses or credits are utilized. Kaltura Israel received final tax assessments through 2016 while the rest of the Company's subsidiaries did not have any final tax assessments as of December 31, 2022.

U.S. dollars in thousands (except share and per share data)

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
Balance as of January 1, 2020	$ 2,665
Increases related to prior years' tax positions	311
Increases related to current years' tax positions	887
Balance as of December 31, 2020	$ 3,863
Decreases related to prior years' tax positions	(107)
Increases related to current years' tax positions	738
Balance as of December 31, 2021	4,494
Decreases related to prior years' tax positions	(313)
Increases related to current years' tax positions	1,145
Balance as of December 31, 2022	$ 5,326

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $5,326 and $4,494 as of December 31, 2022 and 2021.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022 and 2021, the Company had accrued $467 and $313 for the payment of interest and penalties relating to unrecognized tax benefits, respectively.

In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities. The Company’s federal and state income tax returns for years subsequent to 2007 remain open to examination. In the Company’s foreign jurisdictions – Israel and the United Kingdom – the tax years subsequent to 2016 remain open to examination. The Company is currently under audit in Israel.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

NOTE 12: NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net loss	$ 68,495	$ 59,351	$ 58,763
Preferred stock accretion and cumulative dividends	—	8,241	11,934
Total loss attributable to common stockholders	$ 68,495	$ 67,592	$ 70,697
Denominator:			
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	130,366,385	71,073,052	24,939,901
Net loss per share attributable to common stockholders, basic and diluted	$ 0.53	$ 0.95	$ 2.83

Instruments potentially exercisable for common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,		
	2022	2021	2020
Convertible and redeemable and convertible preferred stock	—	—	16,823,100
Warrants to purchase preferred and common stock	—	—	6,777,275
Outstanding stock options and RSUs	33,457,465	37,627,380	31,981,404
Total	33,457,465	37,627,380	55,581,779

NOTE 13: REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION

Reportable segments

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer ("CODM"). The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

The Company organizes its operations in two segments: Enterprise, Education and Technology and Media and Telecom. The Enterprise, Education and Technology segment represents products related to industry solutions for education customers, and media services (except for Media and Telecom customers). The Media and Telecom segment primarily represents TV solutions that are sold to media and telecom operators.

The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements, which includes certain corporate overhead allocations.

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31, 2022		
	Enterprise, Education and Technology	Media and Telecom	Total
Revenue	$ 120,190	$ 48,621	$ 168,811
Gross profit	$ 83,812	$ 23,128	$ 106,940
Operating expenses			163,319
Financial expenses, net			4,248
Provision for income taxes			7,868
Net loss			$ 68,495

	Year Ended December 31, 2021		
	Enterprise, Education and Technology	Media and Telecom	Total
Revenue	$ 118,932	$ 46,084	$ 165,016
Gross profit	$ 84,196	$ 18,506	$ 102,702
Operating expenses			135,377
Financial expenses, net			20,106
Provision for income taxes			6,570
Net loss			$ 59,351

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31, 2020		
	Enterprise, Education and Technology	Media and Telecom	Total
Revenue	$ 80,449	$ 39,991	$ 120,440
Gross profit	$ 58,539	$ 14,236	$ 72,775
Operating expenses			81,264
Financial expenses, net			46,721
Provision for income taxes			3,553
Net loss			$ 58,763

Geographical information

Revenue by location is determined by the billing address of the customer. Total revenues from external customers on the basis of the Company's geographical areas are as follows:

	Year Ended December 31,		
	2022	2021	2020
United States (“US”)	$ 91,923	$ 96,464	$ 68,781
Europe, the Middle East and Africa (“EMEA”)	58,026	51,077	37,592
Other	18,862	17,475	14,067
	$ 168,811	$ 165,016	$ 120,440

No other individual country accounted for more than 10% of the Company’s revenue for all periods presented.

The following table presents long-lived assets as of December 31, 2022 and 2021, based on geographical areas which consist of property and equipment, net and operating lease right-of-use assets:

	December 31,	
	2022	2021
US	$ 15,752	$ 7,690
Israel	19,995	1,408
Rest of world	209	405
	$ 35,956	$ 9,503

U.S. dollars in thousands (except share and per share data)

NOTE 14: LONG-TERM LOAN

In January 2021, the Company entered into a new credit agreement (the "Credit Agreement") with an existing lender, which provides for a new senior secured term loan facility in the aggregate principal amount of $40,000 (the "Term Loan Facility") and a new senior secured revolving credit facility in the aggregate principal amount of $10,000 (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities").

In June 2021, the Company entered into an amendment to the Credit Agreement (the "First Amendment"). Pursuant to the First Amendment, the Company borrowed an additional aggregate principal amount of $12,500 and increased commitments under the Revolving Credit Facility to $35,000.

In December 2021, the Company repaid in full its outstanding principal amount under the Revolving Credit Facility. As of December 31, 2021, the total commitments under the Revolving Credit Facility are available for future borrowings.

Borrowings under the Credit Facilities are subject to interest, determined as follows: (a) Eurodollar loans accrue interest at a rate per annum equal to the Eurodollar rate plus a margin of 3.50% (the Eurodollar rate is calculated based on the Credit Agreement, subject to a 1.00% floor, divided by 1.00 minus the maximum effective reserve percentage for Eurocurrency funding), and (b) Alternate Base Rate ("ABR") loans accrue interest at a rate per annum equal to the ABR plus a margin of 2.50% (ABR is equal to the highest of (i) the prime rate and (ii) the Federal Funds Effective Rate plus 0.50%, subject to a 2.00% floor). As of December 31, 2022, the current rate of interest under the Credit Facilities was equal to a rate per annum of 8.23%, consisting of 4.73% (the 3-month LIBOR rate as of December 31, 2022) and the margin of 3.50%.

The Term Loan Facility is payable in consecutive quarterly installments on the last day of each fiscal quarter in an amount equal to (i) $250 for installments payable on April 1, 2021, through December 31, 2021, (ii) $750 for installments payable on March 31, 2022 through December 31, 2022, and (iii) $1,500 for installments payable on and after March 31, 2023. The remaining unpaid balance on the Term Loan Facility is due and payable on January 14, 2024, together with accrued and unpaid interest on the principal amount to be paid to, but excluding, the payment date. Amounts outstanding under the Credit Facilities may be voluntarily prepaid at any time and from time to time, in whole or in part, without premium or penalty.

Under the terms of the Credit Facilities, the Company is obligated to maintain certain covenants as defined therein. As of December 31, 2022, the Company met these covenants.

The aggregate principal annual maturities according to the Credit Facilities agreements are as follows:

Year ended December 31,	
2023	6,000
2024	30,000
	$ 36,000

The carrying amounts of the loans approximate their fair value.

U.S. dollars in thousands (except share and per share data)

NOTE 15: STOCKHOLDERS' EQUITY

Preferred Stock

In connection with the IPO, the Company amended and restated its Certificate of Incorporation to change the authorized preferred stock to 20,000,000 shares of preferred stock, all with a par value of $0.0001 per share.

Common Stock

The shares of common stock confer upon their holders the right to receive notice to participate and vote in general stockholders meetings of the Company, and the right to receive dividends, if declared, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company, as more fully described in the Company's Certificate of Incorporation.

In connection with the IPO, the Company amended and restated its Certificate of Incorporation to change the authorized common stock to 1,000,000,000 shares of common stock, all with a par value of $0.0001 per share.

The Company has the following common stock reserved for future issuance:

	December 31, 2022
Outstanding options	25,988,465
Outstanding RSUs	7,469,000
Shares reserved under 2021 Plan	5,492,262
Total	38,949,727

On October, 6, 2022, 613,255 warrants to common stock were exercised into 613,255 shares of common stock.

Equity Incentive Plans

Under the Company's 2007 U.S. and Israeli Stock Option Plans ("the 2007 Plans"), options were granted to officers, directors, employees, advisors and consultants of the Company or its subsidiaries.

In 2017, the Company adopted a new equity incentive plan, the "2017 Equity Incentive Plan" (the "2017 Plan" and together with the 2007 Plans, the "Old Plans"), and extended the term of the 2007 Israeli Stock Option Plan and the term of the options already granted thereunder for an additional ten-year period.

Each option granted under the Old Plans is exercisable until the earlier of ten years (or 20 years if granted under the 2007 Israeli Stock Option Plan) from the date of the grant of the option. The options vest primarily over a four-year period. Any options that are forfeited or not exercised before expiration become available for future grants.

In December 2020, the Company granted to three of its officers, market-based options at an exercise price of $13.34 per share. The options vest based on the achievement of specific share price targets such that 25% of the award will vest upon the fair market value of a share of common stock increasing fifty percent (50%) above the exercise price; an additional 25% of such award will vest upon the fair market value of a share increasing one-hundred percent (100%) above the exercise price; an additional 25% will vest upon the fair market value of a share increasing one-hundred and fifty percent (150%) above the exercise price; and the remaining 25% of the award will vest upon the fair market value increasing two-hundred percent (200%) above the exercise price.

Following the Company’s IPO, no additional awards will be granted under the Old Plans. However, the Old Plans will continue to govern the terms and conditions of the outstanding awards previously granted under the Old Plans.

U.S. dollars in thousands (except share and per share data)

Effective upon the effectiveness of the registration statement for the IPO, the Company adopted the 2021 Incentive Award Plan (the “2021 Plan”, and together with the Old Plans, the "Plans"). The 2021 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, and other stock or cash-based awards to the Company’s officers, directors, employees, advisors, and consultants. The number of shares of common stock initially reserved for issuance under the 2021 Plan was 8,500,000 shares. in addition, certain shares of common stock subject to awards under the Old Plans, such as those subject to expirations, terminations, exercise and tax-related withholding, or failures to vest, will become available for issuance under the 2021 Plan.

The number of shares of common stock available for issuance under the 2021 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the lesser of:

- 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year; and
- Such smaller number of shares of common stock as is determined by the Board of Directors.

Under the 2021 Plan, the exercise price of options granted is generally at least equal to the fair market value of the Company’s common stock on the date of grant. The term of the options generally may not exceed ten years. Additionally, the exercise price of any options granted to a 10% stockholder shall not be less than 110% of the fair market value of the common stock on the date of grant, and the term of such option grant shall not exceed five years.

On January 1, 2022, the number of shares of common stock authorized for issuance under the 2021 Plan automatically increased by 6,346,255 shares pursuant to the terms of the 2021 Plan.

Stock Options

A summary of the Company's stock option activity with respect to options granted under the Plans is as follows:

	Number of Options	Weighted Average exercise price	Weighted remaining contractua l term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	32,702,963	$ 3.98	8.34	$ 38,894
Granted	—	$ —		
Exercised	(4,393,437)	$ 0.66		$ 5,272
Forfeited	(2,321,061)	$ 3.71		
Outstanding as of December 31, 2022	25,988,465	$ 4.56	7.75	$ 6,285
Exercisable options at end of the year	16,618,550	$ 2.29	7.57	$ 6,230

The fair value of each service-based award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

U.S. dollars in thousands (except share and per share data)

	2021	2020
Expected volatility	62%	50%
Risk-free interest rate	1.31% - 1.34%	0.4% - 0.8%
Dividend yield	—%	—%
Expected life	5.81	5.83

These assumptions and estimates were determined as follows:

(1) Fair value of common stock – Prior to the IPO, the fair value was determined by the Company's Board of Directors, with input from management and assisted by valuation reports prepared by a third-party valuation specialist. After the IPO, the fair value of the common stock underlying the options was the Company’s closing stock price on the Nasdaq Global Select Market on the grant date.

(2) Risk-free interest rate - The risk-free rate for the expected term of the options is based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of the employee share option awards.

(3) Expected life - The expected life represents the period that options are expected to be outstanding. For option grants that are considered to be "plain vanilla," the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

(4) Expected volatility - The expected volatility is based on historical volatility over the most recent period commensurate with the expected term of the option. As the Company has a short trading history for its common stock, when the Company's trading period is shorter than the expected term, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

(5) Expected dividend yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

The weighted average grant-date fair value of the service-based awards granted in the years ended December 31, 2021, and 2020 was $2.45 and $3.80 per option, respectively. The total grant-date fair value of the service-based awards that vested during the years ended December 31, 2022, 2021 and 2020, was $12,763, $13,152 and $3,615, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2021 and 2020, was $5,437 and $8,842, respectively.

The fair value of each market-based award is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	2020
Expected volatility	41%
Risk-free interest rate	0.94%
Dividend yield	—%

(1) Expected volatility - Because the Company had no trading history of its shares of common stock, the expected volatility was derived from the average historical share volatilities of several unrelated public companies within the Company's industry that the Company considers to be comparable to its own business over a period equivalent to the option's expected term.

U.S. dollars in thousands (except share and per share data)

(2) Risk-free interest rate - The risk-free rate for the expected term of the options is based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of the employee share option awards.

The weighted average fair value of the market-based awards granted in the year ended December 31, 2020, was $2.26 per option. These costs are expected to be recognized over a weighted-average period of approximately five and a half years from December 2020.

RSUs

The following table summarizes the RSU activity for the year ended December 31, 2022:

	RSUs Outstanding	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2021	4,924,417	$4.38
RSUs granted	7,052,593	$1.92
RSUs vested	(2,632,633)	$3.20
RSUs forfeited	(1,875,377)	$3.43
Unvested and Outstanding as of December 31, 2022	7,469,000	$2.72

Stock-Based Compensation Expense

The stock-based compensation expense by line item in the accompanying consolidated statement of operations is summarized as follows:

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 1,376	$ 877	$ 335
Research and development	4,268	2,798	1,251
Sales and marketing	3,711	2,173	1,639
General and administrative	14,290	11,217	1,889
Total expenses	$ 23,645	$ 17,065	$ 5,114

As of December 31, 2022, there were $41,374 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plans. These costs are expected to be recognized over a weighted-average period of approximately two years.

Rights Agreement

On August 7, 2022, the Board of Directors of the Company approved and declared a dividend distribution of one preferred stock purchase right (each, a "Right") for each share of common stock of the Company outstanding at the close of business on August 22, 2022. Each Right will entitle the registered holder thereof, after the Rights become exercisable and until August 6, 2023 (or the earlier redemption, exchange, or termination of the Rights), to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the "Series A Preferred"), of the Company at a price of $13.00 per one one-thousandth of a share of the Series A Preferred. The complete terms of the Rights are set out in a Rights Agreement, dated August 7, 2022, between the Company and American Stock Transfer & Trust Company, LLC as rights agent (the “Rights Agreement”).

U.S. dollars in thousands (except share and per share data)

The Board of Directors of the Company adopted the Rights Agreement to protect stockholders from coercive of otherwise unfair takeover tactics. The Rights will cause substantial dilution to any person or group that acquires beneficial ownership of 10% (20% in the case of a passive institutional investor) or more of the common stock without the approval of the Board of Directors of the Company. The Rights are designed to promote the fair and equal treatment of all stockholders of the Company and ensure that the Board remains in the best position to discharge its fiduciary duties to the Company and its stockholders. Neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board of Directors of the Company.

NOTE 16: SELECTED STATEMENT OF OPERATIONS DATA

	Year Ended December 31,		
	2022	2021	2020
Financial income:			
Interest income	$ 962	$ 5	$ 18
	962	5	18
Financial expenses:			
Bank fees	160	530	370
Remeasurement of warrants to fair value	—	15,046	41,505
Interest expense	2,301	2,979	4,091
Foreign currency translation adjustments, net	1,959	1,136	666
Other	790	420	107
	5,210	20,111	46,739
Financial expenses, net	$ 4,248	$ 20,106	$ 46,721

NOTE 17: ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in accumulated other comprehensive loss by component, net of tax, during the year ended December 31, 2022:

	Net Unrealized Losses on Available-for-Sale Securities Instruments	Net Unrealized Losses on Derivatives Designated as Hedging Instruments	Total
Balance as of December 31, 2021	$ —	$ —	$ —
Other comprehensive loss before reclassifications	(181)	(1,643)	(1,824)
Net realized losses reclassified from accumulated other comprehensive income	—	1,523	1,523
Other comprehensive loss	(181)	(120)	(301)
Balance as of December 31, 2022	$ (181)	$ (120)	$ (301)

U.S. dollars in thousands (except share and per share data)

There was no accumulated other comprehensive loss activity during the year ended December 31, 2021.

NOTE 18: RESTRUCTURING ACTIVITIES

2022 Restructuring Plan

On August 7, 2022, the Board of Directors of the Company approved a cost-reduction and re-organization plan (the "2022 Restructuring Plan") that included, among other things, downsizing around 10% of the Company's employees.

During the year ended December 31, 2022, in connection with the 2022 Restructuring Plan, the Company recorded expenses of $1,238, all for one time employee termination benefits. The Company does not expect to incur additional costs related to the 2022 Restructuring Plan.

The following table is a reconciliation of the beginning and ending restructuring liability for the year ended December 31, 2022, related to the 2022 Restructuring Plan:

	EE&T	M&T	Total
Balance as of December 31, 2021	$ —	$ —	$ —
Accrual and accrual adjustments	1,012	226	1,238
Cash payments	(739)	(224)	(963)
Balance as of December 31, 2022	$ 273	$ 2	$ 275

The restructuring liability for severance and termination benefits is reflected in "Employees and payroll accruals" in the consolidated balance sheet as of December 31, 2022.

2023 Reorganization Plan

On January 3, 2023, after the balance sheet date, the Board of Directors of the Company approved a re-organization plan (the “2023 Reorganization Plan”) that included, among other things, downsizing approximately 11% of the Company’s current workforce and adapting the Company's organizational structure, roles, and responsibilities accordingly. The 2023 Restructuring Plan is focused on realigning the Company’s operations to further increase efficiency and productivity, in reaction to the worsening economic climate and outlook. The 2023 Restructuring Plan's main objectives are to position the Company for lower demand, spend, and available budgets from prospects across the Company's market segments, align the Company's business strategy in light of these market conditions and support the Company’s growth initiatives and return path to profitability. In connection with the 2023 Reorganization Plan, the Company expects to incur net pre-tax charges of approximately $1,000, primarily for severance and related costs, all of which are expected to be expensed in the first quarter of 2023. All of these charges are expected to result in cash expenditures. The 2023 Reorganization Plan is expected to be substantially completed in the first half of 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, such disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Remediation of Previously Disclosed Material Weakness

As previously disclosed in Part II, Item 9A. "Controls and Procedures" in our Annual Report on Form 10-K for the year ended December 31, 2021 and our subsequent Quarterly Reports on Form 10-Q filed prior to this Annual Report on Form 10-K, we had identified a material weakness in our internal control over financial reporting. In particular, we had concluded that we did not have effective controls over the estimation of fair value in connection with stock-based compensation expenses and re-measurement of liabilities in connection with warrants to purchase preferred and common stock. As a result, we restated our consolidated financial statements as of and for the year ended December 31, 2020.

Management was actively engaged in remediating the above-described material weakness since March 2021. The remediation measures we implemented include hiring additional dedicated and experienced technical resources to strengthen our corporate oversight over financial reporting and controls associated with complex accounting matters. We also conducted an evaluation of the tools and external service providers we utilize in connection with the estimation of fair value. In addition, following the IPO, we utilize the market price of our publicly-traded common stock in our calculation of fair value in connection with stock-based compensation expenses.

Upon designing and performing ongoing testing to ensure internal controls operational effectiveness as part of Sox-404a implementation, the management has concluded that the material weakness described above has been remediated. The applicable controls have been in place for a sufficient period of time and management has concluded, through testing, that the controls operated effectively.

Changes in internal control over financial reporting

Except as described above in "Remediation of Previously Disclosed Material Weakness", there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On February 23, 2023, the Company and the respective executive officer entered into amendments (the "Amendments") to (i) the Employment Agreement, dated as of May 1, 2012, as amended, by and between Kaltura Ltd. and Ron Yekutiel, the Company's Chairman and Chief Executive Officer (the "Yekutiel Employment Agreement"), (ii) the Consulting Agreement, dated as of January 1, 2018, as amended, by and between the Company and Mr. Yekutiel (the "Yekutiel US Consulting Agreement"), (iii) the Consulting Agreement, dated as of May 1, 2014, as amended, by and between Kaltura Europe Limited and Mr. Yekutiel (the "Yekutiel UK Consulting Agreement), (iv) the Employment Agreement, dated as of June 18, 2017, as amended, by and between Kaltura Ltd. and Yaron Garmazi, the Company's Chief Financial Officer (the "Garmazi Employment Agreement"), and (v) the Employment Agreement, dated as of April 1, 2018, as amended, by and between Kaltura Ltd. and Michal Tsur, the Company's President and Chief Marketing Officer (the "Tsur Employment Agreement").

Pursuant to the Amendments, under the Company's 2023 Executive Compensation Plan, Mr. Yekutiel, Dr. Tsur and Mr. Garmazi will receive up to 264,365, 152,245 and 168,528 restricted stock units, respectively (the "MBO RSUs") under the Company's 2021 Incentive Award Plan (the "2021 Plan"), which shall vest in full based upon achievement of 100% of certain performance targets set forth in the 2023 Executive Compensation Plan, and be eligible to earn additional annual "stretch" bonuses of up to $188,360, $108,474 and $120,076, respectively, which shall be paid in cash upon achievement of such performance targets above 100% attainment; all, subject to and in accordance with the satisfaction of the aforementioned performance targets. Following the end of the applicable year, the Compensation Committee of the Board of Directors of the Company will evaluate achievement of the performance targets and determine the number of MBO RSUs that will vest, and the amount of annual "stretch" bonuses that will be paid to each executive.

Further, the Amendments provide that under the 2021 Plan, each of Mr. Yekutiel, Dr. Tsur and Mr. Garmazi would be entitled to receive 1,622,238, 553,618 and 766,036 restricted stock units, respectively (the "LTI RSUs"). The LTI RSUs vest in quarterly installments over a two-year period commencing as of January 1, 2023 with the first quarterly vesting date on April 1, 2023, subject to continued employment through the vesting date. In the event of a termination of service of any executive without Cause or by the executive for Good Reason (each as defined in the applicable award agreement) during the twelve (12) month period immediately following a Change in Control (as defined in the 2021 Plan), the LTI RSUs held by such executive will become vested in full on the date of such termination.

The foregoing descriptions of the Amendments are not complete and are qualified in their entirety by reference to the full and complete terms contained in the respective Amendment, copies of which are filed as Exhibits 10.17, 10.18, 10.19, 10.20 and 10.21, respectively, to this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this Annual Report on Form 10-K):

Name	Age	Position
Executive Officers		
Ron Yekutiel	50	Chairman, Chief Executive Officer and Director
Yaron Garmazi	58	Chief Financial Officer
Michal Tsur	50	President and Chief Marketing Officer
Non-Employee Directors		
Richard Levandov	68	Director
Shay David	50	Director
Ronen Faier	52	Director
Naama Halevi Davidov	51	Director
Eyal Manor[1]	49	Director

(1) Commencing January 25, 2023.

Executive Officers

Ron Yekutiel is one of our co-founders and has served as our Chief Executive Officer and as Chairman of our board of directors since October 2006. Prior to Kaltura, Mr. Yekutiel co-founded VisualGate Systems Inc., a video surveillance company, in 2003, and co-founded and lead GPSoft Ltd and the Destinator business unit in Paradigm Advanced Technologies Inc., a GPS navigation and tracking company, in 2001. Mr. Yekutiel serves as a member of the board of directors of Kaltura Asia Pte Ltd., an affiliate of Kaltura, Inc., and as a member of the board of directors of various private companies. He received a Master of Business Administration with honors from the Wharton School of the University of Pennsylvania in 2005. Mr. Yekutiel was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and Chief Executive Officer, as well as his extensive experience with technology companies.

Yaron Garmazi has served as our Chief Financial Officer since May 2017. Prior to joining Kaltura, Mr. Garmazi served as the Chief Executive Officer of Milestone Sport Ltd., a sports technology company, from 2016 to 2017, and as the Chief Financial Officer of Kontera, an online advertising company, from 2007 to 2011. He is a Certified Public Accountant (ISR) and received a Bachelor of Arts in Accounting and Business Management from the Tel Aviv College of Management in 1993.

Michal Tsur is one of our co-founders and has served as our President and Chief Marketing Officer since 2006. Prior to Kaltura, Dr. Tsur was a co-founder and Vice President of Cyota, Inc., an online security and anti-fraud solutions company, from 1999 to 2005. Dr. Tsur was a post-doctoral fellow at Yale Law School from 2005 to 2006, and received a Doctoral degree from New York University in 2005 and a Bachelor of Arts in Law and Economics from the Hebrew University of Jerusalem in 1996.

Non-Employee Directors

Richard Levandov has served as a member of our board of directors since 2007. Mr. Levandov has also served as a general partner at Avalon Ventures, a venture capital firm, since 2007 and as a general partner at Masthead Venture Partners, a venture capital firm, since 1999. Mr. Levandov currently sits on the board of directors of both Avalon Ventures and Masthead Venture Partners. He received a Bachelor of Science in Management from Binghamton University in 1976. Mr. Levandov was selected to serve on our board of directors because of his extensive experience in the venture capital industry.

Shay David is one of our co-founders and has served as a member of our board of directors since October 2006. Dr. David previously held various roles with us, including President and General Manager of Media and Telecom from 2016 to 2019, and Chief Revenue Officer from 2012 to 2015. He co-founded Retrain.ai, an artificial intelligence company, in August 2020 and has served as its Chief Executive Officer and Chairman of the board of directors since its founding. Dr. David also currently serves on the board of directors of King Alfred School Society, a co-educational independent day school. He was a post-doctoral fellow at Yale Law School from 2007 to 2008, and received a Ph.D. in Science and Technology from Cornell University in 2008, a Master of Arts from New York University in 2003 and a Bachelor of Science in Computer Science Philosophy from Tel Aviv University in 2001. Dr. David was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and his extensive experience in the media and technology fields.

Ronen Faier has served on our board of directors since July 2021. Mr. Faier has served as the Chief Financial Officer of SolarEdge Technologies, Inc., an energy management company, since January 2011. Prior to his role at SolarEdge, Mr. Faier has served in various executive positions at publicly traded companies such as SanDisk Corporation, a manufacturing company, VocalTec Communications, Inc., a telecom equipment provider, and msystems Ltd., a flash storage device company. Mr. Faier is a Certified Public Accountant in Israel. He received a Master's of Business Administration from Tel Aviv University in 2000 and a Bachelor of Arts in Accounting and Economics from the Hebrew University of Jerusalem in 1996. Mr. Faier was selected to serve on our board of directors because of his extensive financial and public company experience.

Naama Halevi Davidov has served on our board of directors since July 2021. Dr. Halevi Davidov has served as a Financial Consultant to Joytunes Ltd., a developer of music learning software, since April 2021 and as a director of Gamida-Cell Ltd., since February 2022. Prior to that, Dr. Halevi served as Financial Advisor to Gloat Ltd., a talent marketplace platform, and to Healthy IO Ltd., a manufacturer and marketer of medical equipment. Dr. Halevi Davidov served as our Chief Financial Officer from November 2012 to August 2017. Dr. Halevi Davidov has also served on the board of our subsidiary, Kaltura Asia Pte Ltd. since February 2015. Dr. Halevi Davidov is a Certified Public Accountant in Israel. She received a Ph.D. in Strategy from Tel Aviv University in 2012, a Master's in Business Administration from Tel Aviv University in 2002 and Bachelor of Arts in Accounting and Economics from Tel Aviv University in 2000. Dr. Halevi Davidov was selected to serve on our board of directors because of her extensive knowledge of and experience with corporate financial strategy.

Eyal Manor has served on our board of directors since January 2023. Mr. Manor has served as Chief Product & Engineering Officer at Twilio since November 2021, overseeing the execution of Twilio's CPaaS and Segment's CDP future product roadmap. Prior to that, since 2016 to November 2021 Mr. Manor served at various positions at Google, most recently as Vice President & General Manager at Google Cloud, where he led a portfolio of technologies, including Kubernetes, Serverless Developer Platforms, Marketplace, and other products. In his previous roles with Google, Mr. Manor was VP of Engineering in YouTube and spearheaded the development of Advertising products. Before joining Google, Mr. Manor founded Voice and Video SaaS streaming startup and was in an IAF Research Group. Mr. Manor received a Bachelor of Arts in Economics from the Tel Aviv University in 1994. Mr. Manor was selected to serve on our board of directors because of his vast experience in building successful SaaS products and innovative platform technologies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at investors.kaltura.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 10-K.

The remaining information required by this item will be included under the headings "Election of Directors," "Corporate Governance," and, if applicable, "Delinquent Section 16(a) Reports" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included under the headings "Executive Compensation" and, if applicable, "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included under the headings "Securities Authorized for Issuance Under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included under the headings "Certain Relationships and Related Person Transactions," "Corporate Governance" and "Director Independence" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" in our definitive proxy statement for our 2023 Annual Meeting of Stockholders, and such information is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

See Item 8 herein.

(a)(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Kaltura, Inc.	8-K	001-40644	3.1	7/23/2021	
3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of Kaltura, Inc.	8-K	001-40644	3.2	08/08/2022	
3.3	Amended and Restated Bylaws of Kaltura, Inc.	8-K	001-40644	3.2	7/23/2021	
4.1	Specimen Stock Certificate of Kaltura, Inc,	S-1/A	333-253699	4.1	3/23/2021	
4.2	Sixth Amended and Restated Investor Rights Agreement, dated as of July 22, 2016, by and among Kaltura, Inc. and each of the investors listed on Exhibit A thereto, as amended.	S-1/A	333-253699	4.2	3/23/2021	
4.3	Description of Capital Stock.	10-K	001-40644	4.4	2/25/2022	
4.4	Rights Agreement, dated as of August 7, 2022, between Kaltura, Inc. and American Stock Transfer & Trust Company, LLC	8-K	001-40644	4.1	08/08/2022	
10.1	Credit Agreement, dated as of January 14, 2021, by and among Kaltura, Inc., the several banks and other financial institutions or entities from time to time party thereto, Silicon Valley Bank, as the Issuing Lender and the Swingline Lender, and SVB, as Administrative Agent.	S-1/A	333-253699	10.1	3/26/2021	
10.2	First Amendment to Credit Agreement, dated as of June 29, 2021, by and among Kaltura, Inc. (the "Borrower"), the subsidiaries of the Borrower party thereto, the several banks and other financial institutions or entities party thereto, and Silicon Valley Bank, as the Administrative Agent, the Issuing Lender and the Swingline Lender.	S-1/A	333-253699	10.1	7/12/2021	
10.3	Second Amendment to Credit Agreement, dated as of December 20, 2021, by and among Kaltura, Inc. (the "Borrower"), the subsidiaries of the Borrower party thereto, the several banks and other financial institutions or entities party thereto, and Silicon Valley Bank, as the Administrative Agent, the Issuing Lender and the Swingline Lender.	10-K	001-40644	10.3	2/25/2022	

10.4	Guarantee and Collateral Agreement, dated as of January 14, 2021, by and among Kaltura, Inc., the other Grantors referred to therein, and Silicon Valley Bank, as administrative agent.	S-1/A	333-253699	10.2	3/26/2021
10.5	Debenture, dated as of January 14, 2021, by and among Kaltura Europe Limited and Kaltura, Inc., as Original Chargors, and Silicon Valley Bank, as Administrative Agent, as supplemented.	S-1/A	333-253699	10.3	3/26/2021
10.6†	Kaltura, Inc. 2007 Israeli Share Option Plan and form of option agreements thereunder.	S-1/A	333-253699	10.4	3/23/2021
10.7†	Kaltura, Inc. 2007 Stock Option Plan and form of option agreements thereunder.	S-1/A	333-253699	10.5	3/23/2021
10.8†	Kaltura, Inc. 2017 Equity Incentive Plan and form of option agreements thereunder.	S-1/A	333-253699	10.6	3/23/2021
10.9†	Kaltura, Inc. 2021 Incentive Award Plan.	S-1/A	333-253699	10.7	3/23/2021
10.10†	Form of Stock Option Award Agreement under the Kaltura, Inc. 2021 Incentive Award Plan.	S-1/A	333-253699	10.8	3/23/2021
10.11†	Form of Restricted Stock Unit Award Agreement under the Kaltura, Inc. 2021 Incentive Award Plan.	S-1/A	333-253699	10.9	3/23/2021
10.12†	Employment Agreement, dated as of May 1, 2012, by and between Kaltura Ltd. and Ron Yekutiel, as amended.	8-K	001-40644	10.1	04/05/2022
10.13†	Consulting Agreement by and between Kaltura, Inc. and Ron Yekutiel, effective January 1, 2018, as amended.	8-K	001-40644	10.2	04/05/2022
10.14†	Consulting Agreement by and between Kaltura Europe Limited and Ron Yekutiel, effective May 1, 2014, as amended.	8-K	001-40644	10.3	04/05/2022
10.15†	Employment Agreement, dated as of June 18, 2017, by and between Kaltura Ltd. and Yaron Garmazi, as amended.	8-K	001-40644	10.4	04/05/2022
10.16†	Employment Agreement, dated as of April 1, 2018, by and between Kaltura Ltd. and Michal Tsur, as amended.	8-K	001-40644	10.5	04/05/2022
10.17†#	Amendment to Employment Agreement, dated as of February 23, 2023, by and between Kaltura Ltd and Ron Yekutiel				*
10.18†#	Amendment to Consulting Agreement, dated as of February 23, 2023, by and between Kaltura Inc and Ron Yekutiel				*
10.19†#	Amendment to Consulting Agreement, dated as of February 23, 2023, by and between Kaltura Europe Limited and Ron Yekutiel				*
10.20†#	Amendment to Employment Agreement, dated as of February 23, 2023, by and between Kaltura Ltd and Yaron Garmazi				*
10.21†#	Amendment to Employment Agreement, dated as of February 23, 2023, by and between Kaltura Ltd and Michal Tsur				*
10.22†	Kaltura, Inc. Non-Employee Director Compensation Policy.	S-1/A	333-253699	10.17	3/23/2021
10.23†	Form of RSU Award Agreement Under 2021 Incentive Award Plan - For Israeli Participants	10-K	001-40644	10.20	02/25/2022
10.24†	Form of Stock Option Award Agreement Under 2021 Incentive Award Plan - For Israeli Participants	10-K	001-40644	10.21	02/25/2022
10.25	Form of Indemnification Agreement between Kaltura, Inc. and its directors and officers.	S-1/A	333-253699	10.18	3/23/2021

21.1	List of Subsidiaries of Kaltura, Inc.	*
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Registered Public Accounting Firm.	*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).	*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).	*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.	**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.	**
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

*   Filed herewith.
**   Furnished herewith.
†   Indicates management contract or compensatory plan.
#   The annex has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish a supplemental copy of the annex to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KALTURA, INC.

Date: February 24, 2023

By: _____/s/ Ron Yekutiel_____

Ron Yekutiel

Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ron Yekutiel	Chairman and Chief Executive Officer and Director	February 24, 2023
Ron Yekutiel	*(principal executive officer)*	
/s/ Yaron Garmazi	Chief Financial Officer	February 24, 2023
Yaron Garmazi	*(principal financial officer and principal accounting officer)*	
/s/ Richard Levandov	Director	February 24, 2023
Richard Levandov		
/s/ Shay David	Director	February 24, 2023
Shay David		
/s/ Ronen Faier	Director	February 24, 2023
Ronen Faier		
/s/ Naama Halevi Davidov	Director	February 24, 2023
Naama Halevi Davidov		
/s/ Eyal Manor	Director	February 24, 2023
Eyal Manor		

[This page intentionally left blank]